SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CONCEPTUS, INC.

(Name of Subject Company)

CONCEPTUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

D. Keith Grossman

President and CEO

Conceptus, Inc.

331 East Evelyn Avenue

Mountain View, CA 94041

(650) 962-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael W. Hall

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Conceptus, Inc., a Delaware corporation (“Conceptus” or the “Company”). The address of the Company’s principal executive office is 331 East Evelyn Avenue, Mountain View, California 94041. The telephone number of the Company’s principal executive office is (650) 962-4000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.003 per share (the “Shares”). As of May 3, 2013, there were 33,082,476 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Bayer HealthCare” or “Parent”), and an indirect wholly-owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”) to purchase all of the outstanding Shares at a purchase price of $31.00 per Share, net to the holder thereof, in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Bayer AG, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 7, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 28, 2013, by and among Parent, Purchaser and the Company (as the same may be amended, the “Merger Agreement”). Following consummation of the Offer, the Merger Agreement provides that, upon its terms and subject to the satisfaction or waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). In the event Bayer AG and its direct and indirect subsidiaries (collectively, the “Bayer Entities” or “Bayer”) acquire at least 90% of the outstanding Shares (the “Short Form Threshold”), including through exercise of the Top-Up (as defined below), the Merger shall be effected as a “short-form” merger under and in accordance with Section 253 the General Corporation Law of the State of Delaware (“DGCL”) without a meeting of the stockholders of the Company to approve the adoption of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent or held in the treasury of the Company immediately prior to the Effective Time, or Shares held by stockholders who are entitled to exercise and have properly exercised appraisal rights with respect to such Shares pursuant to, and who comply in all respects with, the provisions of Section 262 of the DGCL in order to perfect such rights) will be converted into the right to receive the Offer Price, payable to the holder thereof, without interest, subject to any withholding taxes required by applicable law. In addition, pursuant to the Merger Agreement, each outstanding option to purchase Shares (each, a “Company Option”) and each outstanding stock appreciation right with respect to Shares (each, a “Company SAR”), whether vested or unvested, will be cancelled and, in exchange therefor, Parent will cause the Surviving

Corporation to pay each former holder of any such cancelled Company Option or Company SAR a cash payment in an amount equal to the product of (i) the Offer Price, less any applicable exercise price per Share, and (ii) the number of Shares covered by such Company Option or Company SAR, subject to reduction for any applicable withholding tax. In addition, at the Effective Time, each outstanding award of restricted stock units of the Company representing the right to vest in and be issued Shares (each, a “Company RSU”), whether or not then vested, will be cancelled and, in exchange therefor, Parent will cause the Surviving Corporation to pay each former holder of any such cancelled Company RSU a cash payment in an amount equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU, subject to reduction for any applicable withholding tax. Further, at the Effective Time, the Company will terminate the Company’s Deferred Fee Plan for Directors (the “Director Deferred Fee Plan”) and, following such termination, each outstanding phantom unit held under the Director Deferred Fee Plan that represents the right to receive the value of a Share (each, a “Company Phantom Unit”) shall be paid out in cash in accordance with the terms of the Director Deferred Fee Plan.

The obligation of Purchaser to accept for payment and to pay for all Shares tendered into the Offer and not withdrawn is subject to certain conditions. Among other things, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or (subject to any applicable rules and regulations of the SEC) pay for any Shares tendered in the Offer if at the scheduled expiration time of the Offer, there shall not have been validly tendered in accordance with the terms of the Offer (without regard to Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the scheduled expiration time of the Offer) and not withdrawn a number of Shares that, together with the Shares owned by Parent, Purchaser or the other Bayer Entities, represents at least a majority of the sum of (i) the number of Shares then issued and outstanding plus (ii) all Shares which the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Company Options, Company RSUs, Company SARs and the Company’s outstanding 5.00% Convertible Senior Notes due 2031 (the “Company Convertible Notes”) issued pursuant the Indenture, dated as of December 23, 2011 (the “Indenture”), between the Company and Wells Fargo Bank (after giving effect to any Make-Whole Fundamental Change (as defined in the Indenture), assuming the effectiveness thereof occurred on the expiration date of the Offer) (the “Minimum Condition”). The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company on the terms and subject to the conditions of the Merger Agreement.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on May 7, 2013. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at midnight, New York City time, on June 5, 2013 (one minute after 11:59 p.m., New York City time, on June 4, 2013, the date that is 20 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer was commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act)). Notwithstanding anything to the contrary in the Merger Agreement, Purchaser (i) shall extend the Offer for successive periods of up to 10 business days (the length of such periods to be determined by Parent) in the event that the Minimum Condition or any of the other conditions to acceptance for payment and payment for any Shares tendered in the Offer (collectively with the Minimum Condition, the “Offer Conditions”) shall not have been satisfied as of the latest scheduled expiration date of the Offer (and such conditions have not been waived by Parent and Purchaser), and (ii) shall extend the Offer for the minimum period required by any law or any rule, regulation, interpretation or position of the SEC or the staff thereof or the NASDAQ Global Select Market (“NASDAQ”) that is applicable to the Offer; provided, however, that in no event shall Purchaser be required to extend the Offer beyond September 10, 2013 (the “End Date”), unless the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall not have expired or terminated prior to the End Date, in which event either the Company or Parent may extend the End Date to October 15, 2013. Purchaser may provide for a subsequent offering period of successive periods of no less than three nor more than 20 business days immediately following the expiration of the Offer.

The Merger Agreement and the terms of the Offer and the Merger (together, the “Transactions”) are summarized in additional detail in Section 11—“Purpose of the Offer and Plans for Conceptus; Summary of the Merger Agreement” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Parent has formed Purchaser in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions. The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 555 White Plains Road, Tarrytown, New York 10591.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I (the “Information Statement”) and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Bayer AG, Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the board of directors of the Company (the “Company Board”) representing a majority of the Company Board, other than at a meeting of the stockholders of the Company.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“Purpose of the Offer and Plans for Conceptus; Summary of the Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13—“Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms. The summary of the principal terms of the Merger Agreement incorporated into this Schedule 14D-9 and the copy of the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business in the ordinary course consistent with past practice until the Effective Time. Subject to certain limited exceptions in the Merger Agreement, the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company Board. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal under certain specified circumstances, the Company may be required to pay Parent a termination fee of $37.3 million.

The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among the Company, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

Representation on the Company Board

The Merger Agreement provides that, upon the initial acceptance for purchase by Purchaser of Shares tendered pursuant to the Offer (the “Acceptance Time”), Parent is entitled to designate up to such number of directors on the Company Board as shall give it representation on the Company Board equal to the product (rounded up to the next whole number) of the total number of directors on the Company Board (giving effect to the directors elected or appointed described by this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and the other Bayer Entities following such purchase (after giving effect to the Shares purchased pursuant to the Offer and, if the Top-Up is exercised, the Shares purchased upon the exercise of the Top-Up) bears to the total number of Shares then outstanding, and Parent is entitled to have such designees be elected or appointed to such classes of the Company Board so as to be as evenly distributed as possible among the three classes of directors on the Company Board.

In connection with the foregoing, the Company and the Company Board will cause the individuals so designated by Parent to be elected or appointed to the Company Board, including by filling vacancies, increasing the size of the Company Board (and amending the Company Bylaws in order to promptly effect such increase) and obtaining resignations from incumbent directors. Following a request by Parent, the Company will also take all action necessary to cause individuals designated by Parent to constitute substantially the same percentage (rounding up) of the members of each committee of the Company Board as such members represent of the Company Board, to the fullest extent permitted by applicable laws, including the rules of NASDAQ. Notwithstanding the foregoing, prior to the Effective Time, the Company Board shall have at least three directors who were directors immediately prior to such initial designations by Parent (the “Continuing Directors”), each of whom will be an independent director within the meaning of the NASDAQ rules and eligible to serve on the Company’s audit committee under federal securities laws and NASDAQ rules, and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. If any Continuing Director is unable to serve, the remaining Continuing Directors shall be entitled to designate another person who is not a current or former officer, director, employee or consultant of Parent or any of its subsidiaries to fill such vacancy.

Following the election or appointment of any Parent designees to the Company Board, the prior approval of a majority of the Continuing Directors is required for the Company to (prior to the Effective Time): (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company; (ii) extend the time for the performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement; (iii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement; (iv) amend or otherwise modify the certificate of incorporation or bylaws of the Company; or (v) authorize or execute any agreement, or any amendment or modification of any agreement, between the Company and any of its subsidiaries, on the one hand, and Parent, Purchaser or any of their affiliates, on the other hand, or the termination of any such agreement then in effect by the Company or any of its subsidiaries. Following the election or appointment of Parent’s designees pursuant to the Merger Agreement, and prior to the Effective Time, any actions with respect to the enforcement of the Merger Agreement by the Company will be effected only by and at the direction of a majority of the Continuing Directors (or the action of the sole Continuing Director if there shall only be one Continuing Director then in office), and any such authorization or direction will constitute the authorization and direction of the full Company Board with respect to any such action.

Confidentiality Agreements

The Company and Bayer AG are parties to a Confidentiality Agreement, dated as of February 15, 2013 (the “Confidentiality Agreement”), pursuant to which, and subject to certain exceptions, Bayer AG agreed to keep confidential and not to disclose non-public information relating to the Company or the Company’s business, products, markets, condition (financial or otherwise), operations, assets, liabilities, results of operations, cash flows or prospects, delivered, disclosed or furnished by or on behalf of the Company to Bayer AG or any directors, employees, agents or advisors of Bayer and/or Bayer AG’s divisions, including Parent and Purchaser (collectively, its “Representatives”) before, on or after the date of the Confidentiality Agreement, except in accordance with the provisions of the Confidentiality Agreement. Bayer AG also agreed that Bayer AG and its Representatives will use such information solely for the purpose of evaluating a possible transaction between the parties and for no other purpose and, without the Company’s prior written consent, will not, directly or indirectly, consult or share such information with, or enter into any agreement, arrangement or understanding, or any discussions which might lead to any such agreement, arrangement or understanding, with any co-investor, source of financing or other person (other than the Company) regarding a possible transaction with the Company. In addition, Bayer AG agreed on behalf of itself and its controlled affiliates not to solicit to employ or employ any of the Company’s officers or employees with whom it had contact in connection with a possible transaction or who was identified in the confidential information provided by the Company for a period of two years from the date of the Confidentiality Agreement. Bayer AG also agreed to certain standstill provisions for a period of 18 months from the date of the Confidentiality Agreement, which standstill provisions would terminate upon entry into a definitive agreement providing for a sale of the Company. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein.

The Company and Parent are also parties to a Confidentiality Undertaking letter agreement, dated April 26, 2013 (the “Confidentiality Undertaking”), pursuant to which, and subject to certain exceptions, the Company agreed to keep confidential and use only for the purpose of evaluating a possible transaction with Parent certain non-public confidential financial information concerning Parent. The foregoing description of the Confidentiality Undertaking does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Undertaking filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein.

The Company has also entered into a Mutual Nondisclosure Agreement with Bayer Pharma Aktiengesellschaft, a controlled affiliate of Bayer AG, dated as of November 21, 2012 (the “Mutual NDA”), pursuant to which, and subject to certain exceptions, each of the parties thereto agreed not to use certain confidential information of the other party, other than for the purpose of exploring a potential business relationship between the parties, or disclose any such confidential information to any third party, except as provided in the Mutual NDA. Each party to the Mutual NDA also agreed to protect such confidential information with the same degree of care that such party uses to protect its own confidential information, but in no event with less than reasonable care. The foregoing description of the Mutual NDA does not purport to be complete and is qualified in its entirety by reference to the Mutual NDA filed as Exhibit (e)(4) to this Schedule 14D-9, which is incorporated by reference herein.

Arrangements between the Company and its Executive Officers and Directors.

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s stockholders generally. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of May 3, 2013, the directors and executive officers of the Company beneficially owned, in the aggregate, 345,578 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Options, Company SARs, Company RSUs and Company Phantom Units held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $10,712,918 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options, Company SARs and Company RSUs held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options, Stock Appreciation Rights and Restricted Stock Units.” For a description of the treatment of Company Phantom Units held by the directors of the Company, see below under the heading “Effect of the Merger on Phantom Units.”

The following table sets forth, as of May 3, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of outstanding Shares beneficially owned by him or her, assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares		Consideration Payable in Respect of Shares
Kathryn Tunstall	142,183		$4,407,673
D. Keith Grossman	22,382		$693,842
John Bishop	13,592		$421,352
Thomas Bonadio	21,970	(1)	$681,070
Paul LaViolette	15,768		$488,808
Robert Toni	60,170		$1,865,270
Peter Wilson	24,649		$764,119
Julie Brooks	6,923		$214,613
David Chung	—		—
Lori Ciano	549		$17,019
Gregory Lichtwardt	29,946		$928,326
Feridun Ozdil	4,867		$150,877
Joseph Sharpe	—		—
Edward Yu	2,579		$79,949

(1)	Includes 1,900 Shares owned by Bonadio & Co., LLP, of which Mr. Bonadio is managing partner and chief executive officer.

Merger Agreement

Effect of the Merger on Stock Options, Stock Appreciation Rights and Restricted Stock Units

Pursuant to the terms of the change in control and employment agreements with the Company’s executive officers and chairman of the board, which are described in more detail below under “Employment and Change of Control Agreements,” each outstanding Company Option, Company SAR and Company RSU held by such executive officers and the chairman of the board shall vest in full at the Acceptance Time. Pursuant to the Merger Agreement, at the Effective Time, each outstanding Company Option and each outstanding Company SAR, whether vested or unvested, will be cancelled and, in exchange therefor, Parent will cause the Surviving Corporation to pay to each former holder of such cancelled Company Option and Company SAR, an amount in cash equal to the product of (i) the Offer Price less any applicable exercise price per Share and (ii) the number of

Shares covered by such Company Option or Company SAR, subject to reduction for any applicable withholding tax. At the Effective Time, each outstanding Company RSU, whether vested or unvested, will be cancelled and, in exchange therefor, Parent will cause the Surviving Corporation to pay to each former holder of such cancelled Company RSU, a cash payment in an amount equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU, subject to reduction for any applicable withholding tax. Any payments to an employee of the Company or any of its subsidiaries in respect of such employee’s cancelled Company Options, Company SARs and/or Company RSUs, as applicable, will be made through the Surviving Corporation’s payroll no more than three business days following the Effective Time. However, to the extent that any cancelled Company RSU is subject to a deferred payment schedule pursuant to the applicable distribution provisions of Section 409A of the Internal Revenue Code of 1968, as amended (the “Code”) so that such cash amount cannot be paid to the former holder of such Company RSU within such period without his or her incurrence of a penalty tax and interest penalties under Section 409A of the Code, then any cash amount otherwise payable in respect of such cancelled Company RSU will instead be distributed in accordance with Section 409A of the Code and the applicable U.S. Department of Treasury Regulations thereunder.

The following table sets forth, as of May 3, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options, Company SARs and Company RSUs at the Effective Time, assuming such Company Options, Company SARs and Company RSUs are treated as described in the preceding paragraph.

Name	Shares Subject to Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Options	Shares Subject to SARs	Consideration Payable in Respect of SARs	Shares Subject to RSUs	Consideration Payable in Respect of RSUs	Total
Kathryn Tunstall	20,000	$10.46	$410,750	64,436	$911,919	21,895	$678,745	$2,001,414
D. Keith Grossman	75,000	$22.65	$626,250	600,000	$10,902,000	182,500	$5,657,500	$17,185,750
John Bishop	—	—	—	—	—	26,792	$830,552	$830,552
Thomas Bonadio	12,500	$13.29	$221,375	46,536	$625,720	21,895	$678,745	$1,525,840
Paul LaViolette	—	—	—	—	—	25,837	$800,947	$800,947
Robert Toni	23,000	$9.50	$494,615	43,696	$588,000	21,895	$678,745	$1,761,360
Peter Wilson	24,000	$9.96	$505,055	56,296	$748,357	21,895	$678,745	$1,932,157
Julie Brooks	12,000	$22.65	$100,200	205,000	$3,049,750	22,575	$699,825	$3,849,775
David Chung	60,500	$19.06	$722,175	—	—	49,800	$1,543,800	$2,265,975
Lori Ciano	13,500	$22.65	$112,725	100,000	$1,613,000	12,600	$390,600	$2,116,325
Gregory Lichtwardt	253,500	$12.83	$4,607,025	317,789	$4,840,222	25,725	$797,475	$10,244,722
Feridun Ozdil	12,000	$22.65	$100,200	115,000	$2,206,750	18,700	$579,700	$2,886,650
Joseph Sharpe	25,000	$21.61	$234,750	—	—	25,200	$781,200	$1,015,950
Edward Yu	10,500	$22.65	$87,675	134,932	$1,845,532	16,050	$497,550	$2,430,757

Effect of the Merger on Phantom Units

Pursuant to the Merger Agreement, the Company shall terminate the Director Deferred Fee Plan, effective as of immediately prior to the Effective Time. Following the termination of the Director Deferred Fee Plan, each outstanding Company Phantom Unit shall be paid out in cash in accordance with the terms of the Director Deferred Fee Plan.

As of May 3, 2013, Peter Wilson was the only director participating in the Director Deferred Fee Plan and the cash consideration that Mr. Wilson would be entitled to receive in respect of his 2,521 outstanding Company Phantom Units at the Effective Time is $78,151, assuming such Company Phantom Units are treated as described in the preceding paragraph.

Effect of the Merger on Employee Stock Purchase Plan

Pursuant to the Merger Agreement, with respect to the Company’s 1995 Employee Stock Purchase Plan, as amended (the “Company ESPP”), the Company has established a new Purchase Date (as defined under the Company ESPP) of May 10, 2013, which is the last day of the payroll period ending as soon as reasonably practicable after the date of the Merger Agreement and no later than immediately prior to the expiration date of the Offer, with respect to the Offering Period (as defined in the Company ESPP) otherwise then in effect (such date, the “Final Purchase Date”). In addition, the Company will take all actions necessary to provide that (i) only Employees (as defined under the Company ESPP) who are participants in the Company ESPP as of the date of the Merger Agreement may participate in the Company ESPP, (ii) no participant in the Company ESPP may increase, after the date of the Merger Agreement, the payroll deductions credited to such participant’s account under the Company ESPP; and (iii) provide that no further Offering Periods shall commence under the Company ESPP on or following the date of the Merger Agreement. The Company shall terminate the Company ESPP as of the Final Purchase Date, and each right to purchase Shares granted under the Company ESPP that is outstanding on the Final Purchase Date shall be exercised on the Final Purchase Date for the purchase of Shares in accordance with the terms of the Company ESPP.

Continuing Employees

The Merger Agreement provides that, for a period of time commencing on the Acceptance Time and ending no earlier than the first anniversary of the Acceptance Time (or, with respect to Continuing Employees (as defined below) who participate in a sales commission plan, ending no earlier than December 31, 2013), Parent shall, or shall cause the Surviving Corporation to, provide all employees of the Company or its subsidiaries at the Effective Time (the “Continuing Employees”) with total cash compensation opportunities at least as favorable, in the aggregate, as the total cash compensation opportunities provided to the Continuing Employees by the Company immediately prior to the Acceptance Time. In addition, the Merger Agreement provides that Parent will assume and agree to perform (or cause to be performed) all of the Company’s obligations under the change in control and employment agreements with the Company’s executive officers and chairman of the board, which are described in more detail below under “Employment and Change of Control Agreements,” as well as continue certain bonus plans for the remainder of the year.

As of and following the Effective Time, Parent will either (i) continue the Company benefit plans in which the Continuing Employees participate, (ii) permit Continuing Employees and their eligible dependents to participate in the Parent’s employee benefit plans, or (iii) a combination of (i) and (ii), so that the Continuing Employees and their eligible dependents will continue, following the Effective Time, to be covered by employee benefit plans on terms substantially no less favorable, in the aggregate, than those provided to similarly-situated employees of Parent (including with respect to geographic location).

The Merger Agreement further provides that, to the extent Continuing Employees and their eligible dependents participate in Parent’s benefit plans following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, recognize all service of the Continuing Employees with the Company or its subsidiaries as service rendered to Parent, the Surviving Corporation or any subsidiary of Parent, as the case may be, for purposes of eligibility to participate, vesting and other appropriate benefits, including applicability of minimum waiting periods for participation, but excluding benefit accrual (including minimum pension amount), equity incentive plans, eligibility for early retirement under any Parent benefit plan, eligibility for retiree welfare benefit plans, or as would otherwise result in a duplication of benefits. In addition, Parent shall use commercially reasonable efforts to cause all preexisting conditions or actively-at-work or similar limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any Parent health or similar plan to be waived with respect to the Continuing Employees and their eligible dependents; however, with respect to preexisting condition limitations, such conditions will only be waived to the extent waived under the corresponding benefit plan under which the Continuing Employees participated immediately prior to the date on which they are transitioned to Parent’s health or similar plans. Parent shall also use commercially reasonable efforts to cause any deductibles paid by Continuing Employees under any health plans of the Company or its subsidiaries during the plan year in which the Continuing Employees and their eligible dependents are transitioned to Parent’s health or similar plans to be credited towards deductibles under the health plans of Parent or any of its subsidiaries.

As described above, the Company Options, Company SARs and Company RSUs held by the Company’s executive officers and chairman of the board will vest in full (to the extent then unvested) upon the Acceptance Time pursuant to the terms of their respective change in control and employment agreements.

Employment and Change of Control Agreements

The Company has entered into an employment agreement with its president and chief executive officer, Mr. Grossman, and amended and restated change of control agreements with each of its other executive officers and its chairman of the board, the terms of which are summarized below.

Pursuant to his employment agreement with the Company, Mr. Grossman is entitled to receive an annual base salary equal to $525,000 and an annual cash bonus targeted at 90% of his base salary, which has been increased to $545,000 and 100%, respectively. Mr. Grossman’s employment agreement provides that, upon a “change in control” of the Company, any then-unvested Company SARs and Company RSUs held by Mr. Grossman will vest in full. In addition, upon an involuntary termination of Mr. Grossman’s employment other than due to “cause” or his resignation for “good reason” (each as defined in the employment agreement), in either case, within 74 days before or two years following a change in control of the Company, subject to his execution of a general release of claims in favor of the Company, Mr. Grossman is eligible to receive (i) a lump sum cash payment an amount equal to 250% (or 200% if the termination occurs after the third anniversary of his employment commencement date) of his annual base salary, (ii) an amount equal to 250% (or 200% if the termination occurs after the third anniversary of his employment commencement date) of his target bonus for the year of termination (assuming achievement of any applicable performance goals at 100% of target), payable in a lump sum cash payment, and (iii) during the 30-month period (or 24-month period if the termination occurs after the third anniversary of his employment commencement date) following termination, the Company shall continue to make available to Mr. Grossman and his covered dependents continued healthcare coverage pursuant to Section 4890B of the Code.

Pursuant to Ms. Tunstall’s amended and restated change of control agreement, in the event of a change in control of the Company, each Company Option, Company SAR, Company RSU or other equity award covering Shares held by Ms. Tunstall shall become fully vested and, as applicable, immediately exercisable. In addition, upon an involuntary termination of Ms. Tunstall’s employment with the Company within two years following a change in control of the Company, Ms. Tunstall is eligible to receive (i) continued payment of her base salary for a period of 18 months following termination, payable in accordance with the Company’s standard payroll procedures, (ii) continued health and life insurance benefits for a period of 18 months following termination and (iii) up to $15,000 in Company reimbursements for any additional health care premiums not covered by clause (ii).

Pursuant to the amended and restated change of control agreements for each of Mr. Lichtwardt, Mr. Chung, Ms. Brooks and Ms. Ciano, upon a change of control of the Company, each Company Option, Company SAR, Company RSU or other equity award covering Shares held by the applicable executive shall become fully vested and, as applicable, immediately exercisable. In addition, upon an involuntary termination of employment with the Company within two years following a change in control of the Company, the applicable executive is eligible to receive (i) continued payment of the executive’s base salary for a period of 18 months following termination, payable in accordance with the Company’s standard payroll procedures, (ii) continued health and life insurance benefits for a period of 18 months following termination, (iii) monthly payments equal to 1/12 of the executive’s target annual bonus for the fiscal year in which the termination occurs (assuming achievement of any applicable performance goals at 100% of target), payable over the 18-month period following termination and (iv) up to $15,000 in outplacement services.

Pursuant to the terms of the Merger Agreement, Parent will assume and agree to perform (or cause to be performed) all of the Company’s obligations under the change in control and employment agreements with the Company’s executive officers and chairman of the board. The foregoing descriptions of the employment agreement with Mr. Grossman and the change of control agreements with each of the Company’s other executive officers and its chairman of the board do not purport to be complete and are qualified in their entirety by reference to the agreements filed as Exhibits (e)(14), (e)(16) and (e)(17) to this Schedule 14D-9, which are incorporated by reference herein.

Potential Payments Upon a Termination in Connection with a Change in Control

If the Minimum Condition is satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of each employment agreement and each change in control agreement with the Company’s executive officers and its chairman of the board. The table below describes the estimated potential payments to each of the Company’s executive officers and its chairman of the board under the terms of their respective change of control agreements or employment agreements, as applicable. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the triggering event listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the triggering event. For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the initial expiration date of the Offer and the date of termination were May 3, 2013 and (ii) the stock price was $31.00 per share, which is the Offer Price. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Benefit	Termination of Employment in Connection with a Change in Control
Kathryn Tunstall	Salary, Severance Payments and Retainers(1)	$262,500
	Health and Life Insurance Benefits(2)	$35,375
	RSUs—Unvested and Accelerated(3)	$678,745
	Total Payments Upon Termination	$976,620

D. Keith Grossman	Salary, Severance Payments and Retainers(4)	$2,725,000
	Health and Life Insurance Benefits(5)	$82,053
	Stock Options and SARs—Unvested and Accelerated(6)	$7,894,250
	RSUs—Unvested and Accelerated(3)	$5,657,500
	Total Payments Upon Termination	$16,358,803

Julie Brooks	Salary, Severance Payments and Retainers(7)	$761,520
	Health and Life Insurance Benefits(2)	$15,957
	Outplacement Services(8)	$15,000
	Stock Options and SARs—Unvested and Accelerated(6)	$1,018,405
	RSUs—Unvested and Accelerated(3)	$699,825
	Total Payments Upon Termination	$2,510,707

David Chung	Salary, Severance Payments and Retainers(7)	$792,000
	Health and Life Insurance Benefits(2)	$14,920
	Outplacement Services(8)	$15,000
	Stock Options and SARs—Unvested and Accelerated(6)	$616,429
	RSUs—Unvested and Accelerated(3)	$1,543,800
	Total Payments Upon Termination	$2,982,149

Name	Benefit	Termination of Employment in Connection with a Change in Control
Lori Ciano	Salary, Severance Payments and Retainers(7)	$630,000
	Health and Life Insurance Benefits(2)	$14,920
	Outplacement Services(8)	$15,000
	Stock Options and SARs—Unvested and Accelerated(6)	$1,288,876
	RSUs—Unvested and Accelerated(3)	$390,600
	Total Payments Upon Termination	$2,339,396

Gregory Lichtwardt	Salary, Severance Payments and Retainers(7)	$852,000
	Health and Life Insurance Benefits(2)	$35,375
	Outplacement Services(8)	$15,000
	Stock Options and SARs—Unvested and Accelerated(6)	$885,180
	RSUs—Unvested and Accelerated(3)	$797,475
	Total Payments Upon Termination	$2,585,030

Feridun Ozdil	Salary, Severance Payments and Retainers(7)	$630,000
	Health and Life Insurance Benefits(2)	$35,375
	Outplacement Services(8)	$15,000
	Stock Options and SARs—Unvested and Accelerated(6)	$1,812,353
	RSUs—Unvested and Accelerated(3)	$579,700
	Total Payments Upon Termination	$3,072,428

Joseph Sharpe	Salary, Severance Payments and Retainers(7)	$630,000
	Health and Life Insurance Benefits(2)	$35,375
	Outplacement Services(8)	$15,000
	Stock Options and SARs—Unvested and Accelerated(6)	$234,750
	RSUs—Unvested and Accelerated(3)	$781,200
	Total Payments Upon Termination	$1,696,325

Edward Yu	Salary, Severance Payments and Retainers(7)	$525,420
	Health and Life Insurance Benefits(2)	$35,375
	Outplacement Services(8)	$15,000
	Stock Options and SARs—Unvested and Accelerated(6)	$688,208
	RSUs—Unvested and Accelerated(3)	$497,550
	Total Payments Upon Termination	$1,761,553

(1)	Amount represents cash severance payments consisting of 18 months of base salary, based on base salary as of May 3, 2013.
(2)	Amount represents the value of continued health insurance benefits for 18 months, based on employee and Company contributions in April 2013.
(3)	Amount represents the value of the accelerated vesting of Company RSUs, which is based on a price of $31.00 per share. Each of the Company’s executive officers and its chairman of the Board is entitled to accelerated vesting of Company RSUs at the closing of the Merger irrespective of whether his or her employment is terminated.
(4)	Amount represents a lump sum cash payment an amount equal to 250% of Mr. Grossman’s annual base salary and an amount equal to 250% of Mr. Grossman’s target bonus for the year of termination (assuming achievement of performance goals at 100% of target) in a lump sum cash payment. Amount is based on base salary and target bonus percentage as of May 3, 2013.
(5)	Amount represents the value of continued health insurance benefits for 30 months, based on employee and Company contributions in April 2013.
(6)

Amount represents the value of the unvested and accelerated Company Options and Company SARs, which is the difference between the value of $31.00 per Share and the exercise price of the Company Option or Company SAR, multiplied by the number of unvested Shares as of May 3, 2013. Each of the Company’s executive officers and its chairman of the board is entitled to accelerated vesting of Company Options and Company SARs at the closing of the Merger irrespective of whether his or her employment is terminated.
(7)	Amount represents cash severance payments consisting of 18 months of base salary plus target bonus, based on base salary and target bonus percentage as of May 3, 2013.
(8)	Amount represents the maximum amount to be paid by the Company for outplacement services.

Director and Officer Indemnification and Insurance

The Company’s Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment thereto (the “Charter”), provides that to the fullest extent permitted by the DGCL, a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL allows a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director (i) for any breach in the director’s duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of a dividend or approval of a stock repurchase in violation of Delaware law or (iv) for any transaction from which the director derived an improper personal benefit. As a result of the inclusion of such a provision in the Charter, the Company’s stockholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended.

In addition, the Charter provides that the Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is or was a director, officer or employee of the Company or any predecessor of the Company or serves or served at any other enterprise as a director, officer or employee at the request of the Company or any predecessor to the Company. The Company’s Amended and Restated Bylaws (the “Bylaws”) provide that the Company must indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. The Bylaws further provide that the Company may indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. Section 145 of the DGCL provides that a corporation has the power to indemnify current and former directors, officers, employees or agents of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses incurred and amounts paid in connection with an action or proceeding to which the person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. Under Section 145 of the DGCL, in the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses, and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Court of Chancery of the State of Delaware (the “Chancery Court”) determines that such indemnification is proper under the circumstances.

Copies of the Charter, the Certificate of Amendment to the Charter and the Bylaws are filed as Exhibits (e)(25), (e)(26) and (e)(27), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

The Company has entered into indemnification agreements (the “Indemnification Agreements”) with its officers and directors containing provisions that may require the Company to, among other things, indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. This description of the Indemnification Agreements is qualified in its entirety by reference to the form of the Indemnification Agreements filed as Exhibit (e)(15) to this Schedule 14D-9, which is incorporated by reference herein.

The Company also has the power, pursuant to the Bylaws, to purchase and maintain a directors and officers liability policy to insure its officers and directors against certain liabilities. The Company maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Pursuant to the Merger Agreement, all rights of indemnification, advancement of expenses, exculpation and limitation of liabilities existing in favor of the current or former directors or officers of the Company and its subsidiaries (the “Indemnified Parties”) as provided in the Charter and the Bylaws (or similar organizational documents of any of the Company’s subsidiaries) or under any indemnification, employment or other similar agreements between any Indemnified Party and the Company or any of its subsidiaries, in each case as in effect on the date of the Merger Agreement, with respect to matters occurring prior to the Effective Time, shall survive the Merger and continue in full force and effect in accordance with their respective terms for a period of six years from and after the Effective Time. From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such obligations. In addition, for a period of six years from and after the Effective Time, Parent shall and shall cause the Surviving Corporation to, to the fullest extent permitted by applicable law, indemnify and hold harmless, each present and former director or officer of the Company and its subsidiaries against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring before the Effective Time (including the transactions contemplated by the Merger Agreement).

The Merger Agreement also provides that, for a period of six years after the Effective Time, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, exculpation and limitation of liabilities of the Indemnified Parties and advancement of expenses than are set forth as of the date of the Merger Agreement in the Charter and the Bylaws.

The Merger Agreement further provides that, at or prior to the Acceptance Time, and in any event, prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for a non-cancellable extension (or “tail”) of the directors’ and officers’ liability insurance coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time (such period, the “Tail Period”) with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with a same or better credit rating than the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies and covering each person currently covered by the Company’s existing policies. In addition, Parent shall, and shall cause the Surviving Corporation to, maintain such “tail” policies in full force and effect through such six year period. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, then from the Effective Time through the end of the Tail Period, Parent shall, or shall cause the Surviving

Corporation to, maintain in effect the Company’s current D&O Insurance covering each Person currently covered by the Company’s D&O Insurance for acts or omissions occurring prior to the Effective Time with respect to any matter claimed against such person by reason of him or her serving in the applicable capacity on terms with respect to such coverage and amounts no less favorable than those of such D&O Insurance policies in effect on the date of the Merger Agreement; provided that in no event shall the aggregate costs of such D&O Insurance policies exceed in any one year during the Tail Period 250% of the current aggregate annual premiums paid by the Company for such purpose, it being understood that Parent or the Surviving Corporation shall nevertheless be obligated to provide such coverage, with respect to each year during the Tail Period, as may be obtained for such 250% annual amount; provided, further, that Parent or the Surviving Corporation may substitute therefor D&O Insurance policies of any nationally recognized reputable insurance company with a same or better credit rating than the Company’s current insurance carrier with respect to D&O Insurance.

Continuing Directors

The Merger Agreement provides that, from the Acceptance Time until the Effective Time, at least three Continuing Directors will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Arrangements between the Company and Parent—Representation on the Company Board” above.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on April 28, 2013, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommended that stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if a Company stockholders’ meeting is required by applicable law, adopt the Merger Agreement.

The Company Board recommends that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A copy of the letter to the Company’s stockholders, dated as of May 7, 2013, communicating the Company Board’s recommendation, is filed as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated by reference herein. A copy of a press release of the Company, dated as of April 29, 2013, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated by reference herein.

Background of the Offer; Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and the Company’s senior management have periodically reviewed and assessed strategic alternatives available to the Company and its stockholders, including a sale of the Company. Those reviews have, on occasion, included representatives of Goldman, Sachs & Co. (“Goldman”), the Company’s long-time financial advisor. The Company Board met on July 25 and 26, 2012, and, during those meetings, discussed with Goldman and senior management of the Company potential strategic alternatives that might be available to the Company and potential strategic partners for the Company. Following the discussion, the

Company Board determined not to commence a formal strategic transaction process at that time, but requested that Mr. Grossman, the Company’s Chief Executive Officer, meet informally with certain healthcare companies that had been discussed with the Company Board in order to educate those healthcare companies about the Company and its business and in order to better understand on a preliminary basis any interest those healthcare companies might have in a potential strategic transaction involving the Company.

During the fall and early winter of 2012, Mr. Grossman held informal discussions with certain of the healthcare companies that had been reviewed with the Board at the July 25 and 26, 2012 meeting, including Bayer AG, in order to educate those healthcare companies concerning the Company and its business and to better understand whether those healthcare companies might be interested in a strategic transaction involving the Company. In November 2012, the Company entered into the Mutual NDA with Bayer Pharma Aktiengesellschaft, a controlled affiliate of Bayer AG, and in December 2012 the Company entered into a confidentiality agreement with a second healthcare company with which Mr. Grossman had held informal discussions, each in connection with a potential business relationship involving the Company, and those two healthcare companies began to conduct preliminary due diligence with respect to the Company.

On December 12, 2012, the Company Board met and, during that meeting, representatives of Goldman reviewed certain preliminary financial analyses of the Company and discussed the Company continuing as a stand-alone business or pursuing a sale of the Company. As part of its presentation, Goldman reviewed with the Company Board a list of 11 healthcare companies that might be potentially interested in an acquisition of the Company, prepared by Goldman and management of the Company and based in part upon the informal discussions that Mr. Grossman had held with certain of those healthcare companies in the fall and early winter of 2012. Goldman also reviewed the strategic fit with the Company with, and potential financial implications of an acquisition of the Company by, those potential acquirers, and the likely financial capability of those potential acquirers to undertake an acquisition of the Company. Financial buyers were not considered because strategic buyers would likely be able to realize synergistic benefits and therefore likely be willing to offer a higher price in connection with an acquisition of the Company. In addition, many of the strategic buyers approached by the Company would likely be able to finance a cash acquisition of the Company without a need to obtain additional third-party financing, which would reduce risk related to the availability of financing for a transaction. The Company Board engaged in a discussion with Goldman of the healthcare companies that might be interested in a potential acquisition of the Company, including those set forth on the list prepared by Goldman and management of the Company, the various processes that could be used to evaluate potential interest in an acquisition of the Company, and the potential benefits and detriments of those various processes. Following the discussion, the Company Board determined to defer a decision as to whether to commence a formal sale process until after the Company had announced its financial results for 2012 and financial guidance for 2013, which announcements were expected to occur in early February 2013.

During the remainder of December 2012 and January 2013, Mr. Grossman continued to hold informal discussions with certain of the healthcare companies that had been reviewed with the Company Board as potential strategic partners. Mr. Grossman met with representatives of several of those healthcare companies, including Bayer, at the 2013 J.P. Morgan Healthcare Conference, and discussed the interest of each of those healthcare companies in a potential strategic transaction involving the Company. In addition, the two healthcare companies that had signed confidentiality agreements in November and December 2012 continued to conduct due diligence with respect to the Company.

On February 8, 2013, following the announcement of the Company’s financial results for 2012 and financial guidance for 2013, the Company Board met to discuss whether to engage in a formal process to determine whether there would be interest in an acquisition of the Company at an attractive price. At the request of the Company Board, representatives of Goldman reviewed with the Company Board a list of 10 healthcare companies that might potentially be interested in acquiring the Company, including seven parties with which Mr. Grossman had held conversations since August 2012 regarding their potential strategic interest in the Company. Goldman reviewed the current circumstances of each of the potential acquirers, including factors that could affect their interest in or ability to consummate a strategic transaction with the Company, and Goldman reviewed with the Company Board a potential process to assess interest in an acquisition of the Company. Following a discussion, the Company Board authorized representatives of Goldman to contact four of the healthcare companies that were deemed to be interested in, and able to undertake, an acquisition of the Company, which included Bayer and the other healthcare company that had entered into a confidentiality agreement with the Company in December 2012, in order to invite each of those healthcare companies to participate in a formal process and to obtain preliminary indications of interest from each of those healthcare companies with respect to an acquisition of the Company.

During the week beginning February 11, 2013, Mr. Grossman and representatives of Goldman contacted the four healthcare companies, indicating that the Company Board was undertaking a process to assess interest in an acquisition of the Company. During February 2013, the Company entered into confidentiality agreements with three of the four healthcare companies in connection with a possible negotiated business combination transaction, including the Confidentiality Agreement with Bayer AG. The healthcare company that had entered into a confidentiality agreement in December 2012 declined to sign a new confidentiality agreement and indicated that while it saw significant value in the Company’s business, it did not believe it could make an acquisition proposal that the Company Board would find attractive. The three healthcare companies that executed confidentiality agreements in February 2013 conducted varying levels of due diligence with respect to the Company and engaged in discussions with the Company and its advisors regarding the potential for an acquisition of the Company.

On March 13, 2013, the Company Board met to discuss the status of the efforts to identify parties potentially interested in acquiring the Company. Representatives of Latham & Watkins LLP (“Latham”), outside counsel to the Company, reviewed with the Company’s directors their fiduciary duties in connection with a potential sale of the Company. Representatives of Goldman reported that the two healthcare companies that had entered into confidentiality agreements in February other than Bayer had, upon completing their initial due diligence with respect to the Company, determined not to submit indications of interest with respect to an acquisition of the Company. Those healthcare companies had informed Goldman on March 8, 2013 and March 11, 2013 that, while they found the Company’s business and prospects attractive, given the current trading price of the Common Stock, they did not believe they could make an acquisition proposal that the Company Board would find attractive. Goldman then reviewed with the Company Board a range of potential scenarios with respect to the Company’s strategic process depending upon whether or not Bayer submitted an indication of interest and, if an indication of interest was submitted by Bayer, the terms that might be included in that indication of interest. Goldman also reviewed with the Company Board the benefits and detriments of contacting additional healthcare companies that remained candidates for an acquisition of the Company from the list of healthcare companies previously reviewed with the Board at its February 8, 2013 meeting in connection with the sale process. Following this discussion, the Company Board determined to defer any decision with respect to contacting additional healthcare companies until after it received an initial indication of interest from Bayer.

On March 18, 2013, Bayer submitted a written preliminary, non-binding indication of interest to acquire all of the Shares at a price of $29.00 per Share in cash. The indication of interest was subject to certain conditions, including satisfactory conclusion of due diligence, the negotiation of definitive documentation and receipt of internal board approvals at Bayer. The indication of interest from Bayer also provided that an acquisition by Bayer would not be subject to any financing condition. In the proposal, Bayer estimated that it would need three to four weeks to complete its due diligence and negotiate definitive documents to acquire the Company.

On March 20, 2013, the Company Board met to discuss the indication of interest received from Bayer and next steps in light of that indication of interest, including the potential timetable for submission of final proposals to acquire the Company by Bayer and any other interested parties. Representatives of Latham reviewed with the Company’s directors their fiduciary duties in connection with a potential sale of the Company. Representatives of Goldman reviewed with the Company Board the indication of interest and led a discussion on potential responses to the proposal from Bayer, including efforts to obtain an improved proposal from Bayer. The Company Board also discussed with its advisors the benefits and detriments of contacting other healthcare companies that might have an interest in acquiring the Company, and, at the request of the Company’s directors, Goldman led a discussion of five other healthcare companies from the list of healthcare companies previously reviewed with the Board at its February 8, 2013 meeting that remained as potential candidates for an acquisition of the Company and that might be interested in participating in a process to consider an acquisition of the Company. Following a review of those healthcare companies, and based in part upon conversations held with those healthcare companies by either management of the Company or representatives of Goldman since the February 8, 2013 meeting of the Company Board, the Company Board concluded that the healthcare companies discussed would generally not be interested in or able to pursue an acquisition of the Company but requested that Goldman contact one additional healthcare company to see if it might be interested in participating in a process to consider an acquisition of the Company. Also at the March 20, 2013 Company Board meeting, representatives of Latham reviewed with the Company’s directors a form of merger agreement that would be sent to Bayer, and to any other potential acquirers, in connection with a request to provide a final proposal to acquire the Company.

At the instruction of the Company, on March 20, 2013, Goldman sent Bayer a letter outlining the process and timing for submitting a final proposal to acquire the Company, and on March 25, 2013, Goldman sent Bayer a letter providing instructions to Bayer with respect to the submission of a final proposal to acquire the Company together with the draft merger agreement.

During the remainder of March and during April 2013, Bayer and its advisors continued their due diligence investigation of the Company and its businesses, including a management presentation as well as a series of meetings with management of the Company on March 27, 2013.

Following the March 20, 2013 meeting of the Company Board, the healthcare company that Goldman was to contact, prior to that contact, informed management of the Company it had learned the Company was engaged in a process to evaluate a potential sale and indicated it was interested in participating in that process. On March 26, 2013, that healthcare company entered into a confidentiality agreement and commenced its due diligence efforts with respect to the Company. On April 10, 2013, after receiving a presentation from the Company’s management, that healthcare company informed Goldman that it would not be continuing its evaluation of a strategic transaction concerning the Company and informed Goldman that, while it found the Company’s business and prospects attractive, it could not reach a valuation for the Company that, in light of the then current trading price of the Common Stock, would allow it to make an offer to acquire the Company at a price above the then current trading price for the Shares.

On April 9, 2013, another healthcare company that had been discussed at the March 20, 2013 meeting of the Board but that had not been contacted by management or Goldman in connection with the potential sale process contacted Goldman, indicating it had learned that the Company was engaged in a process to evaluate a potential sale and indicating it might be interested in participating in that process. After expressing initial interest, however, that healthcare company informed Goldman on April 16, 2013 that it had determined not to enter into a confidentiality agreement with the Company or further engage in the sale process. During the course of Goldman’s efforts to encourage that healthcare company to participate in the sale process, the healthcare company informed Goldman that while it found the Company’s business and prospects attractive, it did not believe it would be able to make an offer to acquire the Company at a price above the then current trading price for the Shares.

On April 19, 2013, Bayer provided Goldman a revised draft of the merger agreement reflecting comments to the draft merger agreement that had previously been provided to Bayer, and, on April 23, 2013, Bayer submitted a revised written preliminary, non-binding proposal to acquire all of the Shares at a price of $30.00 per Share in cash. The proposal was subject to certain conditions, including the negotiation of definitive documentation and receipt of approval of the supervisory board of Bayer AG. A decision of the supervisory board was expected to be received on April 26, 2013. The proposal provided that an acquisition of the Company by Bayer would not be subject to any financing condition. In its April 23, 2013 proposal, Bayer also indicated

that, if the proposal were accepted, it was prepared to finalize the draft merger agreement and announce the transaction within a one-week period.

On April 24, 2013, the Company Board met to consider the proposal from Bayer. Goldman reviewed with the Company Board an overview of the sales process to date, and the revised proposal received from Bayer. Goldman also reviewed with the Company Board certain preliminary financial analyses with respect to the Company. At the meeting, Latham reviewed with the Company Board the principal changes to the draft merger agreement that had been proposed by Bayer. Following the Goldman and Latham presentations, the Company Board engaged in a discussion on whether the terms proposed by Bayer were those upon which it might be prepared to enter into a transaction to sell the Company. Following that discussion, the Company Board instructed Goldman to contact Bayer and indicate that in light of the Company’s recent financial performance, the Company Board believed a price between $31.00 and $32.00 per Share in cash was appropriate.

Following a series of conversations on April 24, 2013, Bayer indicated to Goldman that, subject to certain conditions, including agreement upon a definitive merger agreement, it was prepared to increase its price to acquire all of the Shares to $31.00 per Share in cash, and also informed Goldman that the $31.00 per Share in cash was its final and best offer for an acquisition of the Company.

From April 24, 2013 through April 28, 2013, representatives of Bayer, the Company and their advisors negotiated the terms of the draft merger agreement.

On April 26, 2013, the Company and Parent entered into the Confidentiality Undertaking, pursuant to which, and subject to certain exceptions, the Company agreed to keep confidential and use only for the purpose of evaluating a possible transaction with Parent certain non-public confidential financial information concerning Parent.

On April 28, 2013, the Company Board met to consider approval of the draft merger agreement and related issues. At the meeting, management of the Company and representatives of Goldman provided the Company Board with an update on the transaction and the remaining open issues between the Company and Bayer. Representatives of Latham reviewed the terms of the draft merger agreement with the Company Board, and management of the Company reviewed the communication plan for announcing the execution of the merger agreement. Also at the April 28, 2013 meeting, Goldman reviewed with the Company Board its financial analyses for the Company and the potential transaction. Following those presentations, the Company Board determined to adjourn the meeting until there was further resolution of the remaining open items between the Company and Bayer.

The Company Board reconvened later on April 28, 2013. At that meeting, management of the Company reviewed with the Company Board the terms of a severance plan for the Company’s non-management employees that had been agreed to with Bayer, as well as the terms of a sales team retention plan. Representatives of Latham reviewed with the Company Board the proposed terms of the definitive Merger Agreement and the changes that had been made since the meeting of the Company Board earlier that day was adjourned. Goldman then delivered to the Company Board its oral opinion, which opinion was confirmed by delivery of a written opinion dated April 28, 2013, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $31.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. See below under the heading “Opinion of the Company’s Financial Advisor.” Following further discussion, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, the Company and its stockholders, (ii) authorized and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

Late in the evening in California on April 28, 2013, the Company, Parent and Purchaser executed the Merger Agreement, and the Company and Bayer each announced the transaction in a press release on the morning of April 29, 2013.

Reasons for the Company Board’s Recommendation

In evaluating the Offer and the Merger, the Company Board consulted with the Company’s senior management, Latham, and Goldman. In the course of reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement, the Company Board considered a wide and complex range of factors, including the following principal factors supporting the Company Board’s determination:

•

Certainty of Value. Based upon its knowledge of, and familiarity with, the Company’s historical and current business, operations, prospects, business strategy, competitive position and financial condition and the medical device industry generally, the Company Board determined that the Offer Price, which consists solely of cash, provides immediate liquidity to the Company’s stockholders and is a compelling value compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s strategic plan, including risks relating to:

•

Increased Commercialization and Sales. (i) The fact that Essure is the Company’s only commercial product, and (ii) the Company’s ability to continue to grow and to maintain a sales and marketing organization necessary to achieve market acceptance and usage of Essure sufficient to achieve the revenue levels reflected in the financial forecasts described below under the heading “Certain Financial Forecasts.”

•

Reimbursement Risk. The fact that sales of the Essure product depend in part upon the availability of reimbursement within prevailing healthcare payment systems, and that the availability of reimbursement and the level of reimbursement is subject to change, which could adversely affect the sales and marketing of the Essure product.

•

Other Risk. Remaining independent as a stand-alone company, including (i) potential future competition, including from development of competing product candidates by larger and better funded companies, (ii) the risks inherent in the medical device industry, particularly for a company with a limited number of commercialized products and limited financial resources, (iii) maintaining and protecting the Company’s intellectual property rights and (iv) the various additional risks and uncertainties that are listed in Item 1A of Part I or Part II, as applicable, of the Company’s most recent annual and quarterly reports.

•

Compelling Value. The fact that the Offer Price of $31.00 to be paid to the Company stockholders who tender their Shares pursuant to the Offer is 7.8 times the Company’s revenues for the 12 months ended March 31, 2013 and 31.9 times the Company’s earnings before interest, taxes, depreciation and amortization (adjusted for stock based compensation) (“Adjusted EBITDA”) for the 12 months ended March 31, 2013, which multiples are substantially in excess of the average of similar multiples paid in precedent transactions, and the fact that the Offer Price represents a meaningful premium over the market prices at which Shares traded prior to the announcement of the execution of the Merger Agreement, including the fact that the Offer Price of $31.00 represented a premium of approximately 19.7% over the $25.90 closing price per Share on April 26, 2013, the last trading day before the announcement of the execution of the Merger Agreement, 24.4% over the $24.91 average price per Share for the one-month period ended April 26, 2013, 32.9% over the $23.33 average price per Share for the three-month period ended April 26, 2013, 39.9% over the $22.16 average price per Share for the six-month period ended April 26, 2013 and 50.9% over the $20.54 average price per Share for the one-year period ended April 26, 2013.

•

Strategic Alternatives. The Company Board considered its understanding of, and familiarity with, the other strategic alternatives available to the Company, including the discussions that took place with certain other potential acquirers as described in more detail above under the heading “Background of the Offer,” and determined that the Offer and the Merger are superior to the other strategic alternatives available to the Company.

•

Negotiations with Parent. The Company considered the course of negotiations between the Company and Parent, which resulted in an increase of $2.00 per Share from the price per Share initially offered by Parent, and the Company Board’s belief, based on these negotiations, that this was the highest price per Share that Parent was willing to pay and that the terms of the Merger Agreement were the most favorable terms to the Company to which Parent was then willing to agree.

•

Tender Offer Structure. The fact that the acquisition of the Company by Parent is structured as a tender offer, which can be completed, and in which cash consideration can be delivered to the Company’s stockholders, promptly, reducing the period of uncertainty during the pendency of the transaction on the Company’s stockholders, employees and business partners, and the fact that the completion of the Offer will be followed by a second-step merger, in which stockholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price.

•

Likelihood of Completion. The Company Board considered the likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger, the absence of a financing condition, Parent’s representation that it will have sufficient financial resources to pay the aggregate Offer Price and consummate the Offer and the Merger, the relative likelihood of obtaining required regulatory approvals and the remedies available under the Merger Agreement to the Company in the event of various breaches of the Merger Agreement by Parent or Purchaser.

•

Opinion of Goldman. The Company Board considered certain financial analyses presented to the Company Board by the Company’s financial advisor, Goldman, and the opinion of Goldman delivered to the Company Board on April 28, 2013 that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $31.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as discussed below under the heading “Opinion of the Company’s Financial Advisor.”

•

Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including the Company’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, a bona fide written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $37.3 million (approximately 3.25% of the equity value of the transaction), which is within the customary range of termination fees payable in similar transactions.

•

Availability of Appraisal Rights. The Company Board considered the fact that the Company’s stockholders will not be obligated to tender their Shares in the Offer and that the Company’s stockholders, if they so desire and if they comply with all of the required procedures under the DGCL, will be able to exercise appraisal rights with respect to the Merger, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Court of Chancery of the State of Delaware.

The Company Board also considered a variety of risks and other potentially negative factors concerning the Offer, the Merger and the Merger Agreement, including the following:

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No Stockholder Participation in Future Growth or Earnings. The fact that the nature of the transaction as an all cash transaction would prevent stockholders from participating in any future earnings or growth of the Company, and stockholders would not benefit from any potential future appreciation in the value of the Company or the Shares, including any value that could be achieved if the Company engaged in future strategic transactions, including a future sale of the Company, or as a result of improvements to the Company’s operations.

•

Effect of Failure to Complete Transactions. While the Company expects that the Offer and the Merger will be consummated, the Company Board also considered potential negative effects if the Offer and the Merger were not consummated, including:

•	the trading price of the Shares could be adversely affected;

•	the Company would have incurred significant transaction and opportunity costs attempting to consummate the Offer and the Merger;

•	the Company could lose customers, suppliers, business partners and employees after the announcement of the entry into the Merger Agreement;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•	the Company’s directors, officers, and other employees would have expended considerable time and effort to negotiate, implement and consummate the Offer and the Merger.

•

Effect of Public Announcement. The Company Board considered the effect of a public announcement of the Offer and the Merger on the Company’s operations, stock price and employees, the Company’s ability to attract and retain key management, scientific, research and sales personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company as a result of any related disruption in the Company’s business.

•

Taxable Consideration. The gains from the Offer and the Merger would be taxable to Company stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to Company stockholders who perfect their appraisal rights.

•

Interim Restrictions on Business. The Company Board considered restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which require the Company to operate its business in the ordinary course of business, and which subject the operations of the Company’s business to other restrictions, which could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Merger and that may have an adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	Breakup Fee. The Company Board considered the fact that, under certain circumstances, the Company may be required to pay to Parent a termination fee of $37.3 million;

•

Control of the Company Board after Consummation of Offer. The Company Board considered the provisions of the Merger Agreement that provide, subject to certain conditions, Parent with the ability to obtain representation on the Company Board proportional to Parent’s ownership of Shares at the Acceptance Time, subject to payment for such Shares; and

•

Interests of the Company Board and Management. The Company Board considered the possibility that the executive officers and directors of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s stockholders.

The Company Board concluded that the potential benefits that it expected the Company and the Company’s stockholders would achieve as a result of the Offer and the Merger outweighed the risks and potentially negative factors relevant to the Offer and the Merger. The foregoing discussion of the Company Board’s reasons for its recommendation to stockholders to tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement, is not intended to be exhaustive, but addresses the material information and factors considered by the Company Board in its consideration of the Offer and the Merger. In light of the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Company Board viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Company Board. In considering the factors discussed above, individual directors may have given different weights to different factors.

Certain Financial Forecasts.

Historically, the Company has prepared and provided public guidance as to its projected annual sales and Adjusted EBITDA with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended and publicly reaffirmed or revised that guidance in its press releases announcing its financial results for subsequent quarters during the fiscal year. The press release containing the Company’s public guidance as to financial performance for fiscal year 2013 was furnished to the SEC on Form 8-K on February 5, 2013, and that guidance has not been publicly reaffirmed or revised by the Company since that date. Other than in those annual and quarterly press releases, the Company does not generally provide public projections of its future financial performance, net income or other financial results.

In conjunction with the evaluation, from time to time, of the strategic alternatives available to the Company, under the direction of the Company, the Company’s management has prepared and updated five-year financial forecasts. In connection with the evaluation of the potential Transactions, Company management provided to Goldman forecasts of the Company’s five-year financial performance for fiscal years 2013 through 2017 (collectively, the “Forecasts”). In addition, the Company provided the Forecasts to Parent in connection with Parent’s due diligence process. In developing the Forecasts, the Company’s management made assumptions with respect to factors such as the global macroeconomic environment, foreign exchange rates, regulatory and reimbursement laws pertaining to the Company’s products, the impact of the Affordable Care Act in the United States, changes in competition, trends relating to caesarean section births and other forms of contraception such as intrauterine devices and oral contraceptives, as well as company specific factors such as market launch dates and the success of new product introductions, physician and consumer awareness of the Company’s products, product utilization rates, product pricing, manufacturing costs and the Company’s ability to increase profitability by increasing operating expenses more slowly than sales. The Forecasts were prepared on a different basis, for a different purpose and at a different time than the Company’s public guidance as to its annual financial performance described above and on a different basis, for a different purpose and at a different time than other internal financial forecasts that Company management may prepare for its own use or for the use of the Company Board in evaluating the Company’s business. The Forecasts were prepared in connection with the evaluation of the potential Transactions and do not, and were not intended to, correspond to the Company’s public guidance as to its annual financial performance and do not, and were not intended to, update or revise the Company’s public guidance as to its annual financial performance.

The Forecasts included two sets of internal financial analyses and forecasts: base case forecasts described below under the heading “—Base Case Forecasts” (the “Base Case Forecasts”) and upside case forecasts described below under the heading “—Upside Case Forecasts” (the “Upside Case Forecasts”). The Company’s management arrived at the Base Case Forecasts and the Upside Case Forecasts utilizing similar assumptions for each set of forecasts with respect to the factors set forth in the paragraph above, with the primary difference between the Base Case Forecasts and the Upside Case Forecasts resulting from assumptions relating to the impact of the Affordable Care Act in the United States. In particular, for the Upside Case Forecasts, Company management assumed that the Affordable Care Act would have a greater positive impact on the Company’s market size and market share in the United States than for the Base Case Forecasts. In preparing the Upside Case Forecasts, Company management made several additional adjustments to assumptions underlying the Base Case Forecasts, primarily assuming greater physician and consumer awareness and utilization of permanent forms of contraception in the Upside Case Forecasts, which in turn increase the Company’s U.S. market size and market share.

For purposes of its analyses with respect to its fairness opinion, Goldman utilized the Base Case Forecasts because such forecasts reflect the best currently available estimates and judgments of management of the Company.

The Forecasts do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions or to any costs incurred in connection with the Offer or the Merger. Further, the Forecasts do not take into account the pendency of the Merger or its effect on the business of the Company or the effect of any failure to occur of the acceptance of Shares in the Offer or the consummation of the Merger, and should not be viewed as accurate or continuing in that context.

The Company’s stockholders are cautioned not to place undue reliance on the Forecasts included in this Schedule 14D-9 in making a decision as to whether to tender Shares to Purchaser pursuant to the Offer. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, the Company Board, Goldman, Parent or any other person considered, or now considers, the Forecasts to be reliable predictions of future results, and they should not be relied upon as such.

Although presented with numerical specificity, the Forecasts are not fact, are forward-looking statements and reflect numerous assumptions and estimates as to future events and the probability of such events made by the Company’s management, including assumptions with respect to the Company’s market size and market share in the United States and internationally, including assumptions with respect to the factors described above, as well as assumptions with respect to product pricing, costs and expenses, tax rates, accounting treatment, timing of debt repayment, working capital, valuation allowance and stock option exercises, all of which are difficult to predict and many of which are beyond the Company’s control. Moreover, the Forecasts are based on certain future business decisions that are subject to change and will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. There can be no assurance that any Forecasts will be, or are likely to be, realized, or that the assumptions and estimates used to prepare the Forecasts will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Forecasts. Important factors that may affect actual results and result in projections of future sales, gross profit, operating income and after tax net income contained in the Forecasts not being achieved include, but are not limited to: greater awareness and utilization among physicians and consumers of the Company’s products, the impact of the Affordable Care Act in the United States, competition with the Company and its products, the Company’s ability to increase profitability by increasing operating expenses more slowly than the growth in net sales, tax rates and the other factors set forth from time to time in the Company’s SEC filings including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 8, 2013, as amended by Amendment No. 1 to the Form 10-K filed with the SEC on April 26, 2013.

A summary of the projected financial information that was included in the Forecasts is set forth below.

Base Case Forecasts

($ in ‘000s)	2013E		2014E	2015E	2016E	2017E
Total Revenue	$162,000	(1)	$195,771	$239,312	$295,529	$365,486
EBIT(2)(3)	$22,839		$37,464	$58,210	$81,162	$117,271
EBITDA(2)(4)	$31,674		$46,914	$67,960	$90,912	$127,221
Adjusted EBITDA(2)(5)	$39,251		$55,914	$77,735	$101,662	$138,746
Unlevered Free Cash Flow(6)	$16,624		$30,047	$41,736	$54,043	$73,889

Upside Case Forecasts

($ in ‘000s)	2013E	2014E	2015E	2016E	2017E
Total Revenue	$170,899	$211,310	$264,892	$344,201	$465,744
EBIT(2)(3)	$31,000	$50,951	$74,663	$104,969	$155,131
EBITDA(2)(4)	$39,835	$60,401	$84,413	$114,719	$165,081
Adjusted EBITDA(2)(5)	$47,412	$69,401	$94,188	$125,469	$176,606
Unlevered Free Cash Flow(6)	$21,326	$37,040	$49,911	$64,601	$88,427

(1)	Actual total revenue for the three months ended March 31, 2013 was approximately $2 million greater than the amount of projected total revenue for the same period that was included in the Base Case Forecasts. For the purposes of its fairness opinion, the Company provided Goldman with an updated full-year 2013E forecast based on first quarter performance that included a Total Revenue range of $166 million to $171 million, the midpoint of which was $168.5 million.
(2)	EBIT, EBITDA and Adjusted EBITDA are non-GAAP financial measures and may be calculated differently than similarly titled measures used by other companies. These non-GAAP financial measures were used by Company management to evaluate and forecast operating performance. Management believes that these non-GAAP financial measures provide useful supplemental information regarding projected performance of the Company, facilitates a more meaningful comparison of projections between periods and assists management in analyzing future trends, making strategic and business decisions and establishing internal budgets.
(3)	EBIT represents earnings before interest and taxes.
(4)	EBITDA represents earnings before interest, taxes, depreciation and amortization.
(5)	Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization and stock-based compensation expense.
(6)	Unlevered free cash flow represents EBIT adjusted for increases or decreases in net working capital less capital expenditures and an assumed 40% combined state and federal corporate tax rate plus depreciation and amortization. Unlevered free cash flow also excludes the medical device tax and adds back stock-based compensation expense. Unlevered free cash flow is a non-GAAP financial measure and may be calculated differently than similarly titled measures used by other companies.

The Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer. None of the Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Forecasts do not purport to present financial information in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied or performed any procedures with respect to the Forecasts, nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy, and accordingly such registered public accounting firm assumes no responsibility for them.

None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or to any other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved, and except as may be required by applicable law, none of them intend to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Forecasts are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer but because the Forecasts were made available by the Company to the Company Board and Goldman in connection with the evaluation of the potential Transactions.

Opinion of the Company’s Financial Advisor.

Goldman rendered its opinion to the Company Board that, as of April 28, 2013 and based upon and subject to the factors and assumptions set forth therein, the $31.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman, dated April 28, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex II. Goldman provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Transactions. The Goldman opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2012;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company;

•	certain internal financial analyses and forecasts for the Company prepared by its management, including the Base Case Forecasts that were approved for Goldman’s use by the Company; and

•

certain internal analyses prepared by the management of the Company and approved for Goldman’s use by the Company relating to the net operating losses of the Company, as well as related savings therefrom (the “Tax Analyses”).

Goldman also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for the Common Stock; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman assumed with the Company’s consent that the Base Case Forecasts and Tax Analyses were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman’s opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman’s opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $31.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. Goldman’s opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $31.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman did not express any opinion as to the impact of the transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman’s opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman’s advisory services and its opinion were provided for the information and assistance of the Company Board in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman’s opinion was approved by a fairness committee of Goldman.

The following is a summary of the material financial analyses delivered by Goldman to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 26, 2013, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.

Selected Companies Analysis

Goldman reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the medical technology industry (collectively, the “selected companies”):

•	Abaxis, Inc.

•	Abiomed, Inc.

•	Cepheid

•	The Cooper Companies, Inc.

•	Cyberonics, Inc.

•	DexCom, Inc.

•	Globus Medical, Inc.

•	Hologic, Inc.

•	Insulet Corporation

•	MAKO Surgical Corp.

•	Mindray Medical International Limited

•	NxStage Medical, Inc.

•	OraSure Technologies, Inc.

•	Thoratec Corporation

•	Tornier N.V.

•	Volcano Corporation

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman also calculated and compared various financial multiples and ratios based on financial data as of April 26, 2013, information it obtained from SEC filings and estimates from the Institutional Brokers Estimate System (“IBES”). With respect to the selected companies, Goldman calculated:

•	enterprise value (“EV”), as a multiple of estimated 2013 calendar year revenue; and

•	EV as a multiple of estimated 2013 calendar year EBITDA.

For purposes of these calculations, Goldman utilized an equity value for each company derived by multiplying the number of diluted outstanding shares of that company as reported in its most recent SEC filings by the company’s closing share price on April 26, 2013. By adding the net debt amount of each company as most recently publicly reported by the company to the equity value of such company derived from the foregoing calculations, Goldman determined an enterprise value for each company. Goldman calculated the multiples for the selected companies and the Company using IBES estimates as of April 26, 2013. The results of these analyses are summarized as follows:

	Selected Companies
Name	Range (Low—High)	Median	The Company
EV/CY 2013E Revenue	1.6x-8.5x	3.6x	5.7
EV/CY 2013E EBITDA	8.5x-28.5x	12.7x	25.7

Taking into account the results of the selected companies analysis and its experience and judgment, Goldman applied a multiple range to corresponding revenue data for the Company to calculate an implied reference range per Share. Goldman applied multiples of 4.0x to 6.0x to $168.5 million of sales, representing the midpoint of the range included in the Company’s updated full-year 2013E forecast based on first quarter performance, as provided by Company management, which resulted in an implied reference range of $20.22 to $28.56 per Share.

Illustrative Present Value of Future Share Price Analysis

Goldman performed an illustrative analysis of the implied present value of the future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future sales and its assumed price to forward sales multiple. For this analysis, Goldman used the Base Case Forecasts for each of the fiscal years 2014 to 2016. Goldman first calculated the implied values per Share for each of the fiscal years 2013 to 2015 by applying forward sales multiples of 4.00x to 6.00x to the Company’s estimated sales (per the Base Case Forecasts) for each of the fiscal years 2014 to 2016 less net debt and divided by the number of diluted outstanding Shares per information provided by Company management. Goldman then discounted those values back using an illustrative discount rate of 11.0%, reflecting an estimate of the Company’s cost of equity. This analysis resulted in a range of illustrative present values of $21.36 to $31.29 per Share for 2014, $22.99 to $33.35 per Share for 2015 and $25.92 to $37.24 for 2016.

Selected Transactions Analysis

Goldman analyzed certain information relating to the following selected transactions in the medical technology industry with transaction values of less than $5 billion since May 2009 (listed by acquirer / target and date of announcement) (the “selected transactions”):

•	Baxter International Inc. / Gambro AB (December 2012)

•	Smith & Nephew plc / Healthpoint Biotherapeutics (November 2012)

•	Covidien Plc / Oridion Systems Ltd. (April 2012)

•	Asahi Kasei Corporation / Zoll Medical Corporation (March 2012)

•	Fujifilm Holdings Corp. / SonoSite, Inc. (December 2011)

•	Baxter International Inc. / Synovis Life Technologies Inc. (December 2011)

•	Stryker Corporation / Orthovita, Inc. (May 2011)

•	Endo Pharmaceuticals Holdings Inc. / American Medical Systems Holdings Inc. (April 2011)

•	St. Jude Medical Inc. / AGA Medical Holdings Inc. (October 2010)

•	Johnson & Johnson / Micrus Endovascular Corp. (July 2010)

•	Covidien Plc / Somanetics Corporation (June 2010)

•	Covidien Plc / ev3 Inc. (June 2010)

•	C.R. Bard, Inc. / SenoRx, Inc. (May 2010)

•	Medtronic Inc. / ATS Medical Inc. (April 2010)

•	Covidien Plc / VNUS Medical Technologies Inc. (May 2009)

For each of the selected transactions, Goldman calculated and compared the implied enterprise value, which was based on fully diluted market capitalization (where applicable), as a multiple of last 12 months sales and EBITDA, as reported in public filings, press releases and media reports. For each of the selected transactions, Goldman also calculated and compared the premium represented by the price paid for the target to (i) the closing price per share of the target one day and one month prior to the announcement date or undisturbed date where relevant and (ii) the average closing price per share of the target in the one-month period prior to the announcement date. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions
	Range (Low—High)	Mean	Median	Proposed Transaction
EV/LTM Sales	2.4x-6.2x	4.3x	4.1x	7.9x
EV/LTM EBITDA	16.1x-31.9x	26.2x	26.4x	39.4x*
Premium to 1 Day Prior	5.5%-75.3%	35.1%	34.3%	19.7%
Premium to 1 Month Prior	17.6%-80.8%	42.0%	42.3%	27.7%
Premium to 1 Month Average	13.9%-67.0%	37.3%	35.6%	24.4%

*	Company Adjusted EBITDA.

Taking into account the results of the selected transactions analysis and its experience and judgment, Goldman applied multiple ranges to corresponding financial data for the Company to calculate implied valuation reference ranges per Share. Goldman applied multiples of 4.0x to 6.5x to the Company’s 2012 actual sales, which resulted in an implied valuation reference range of $17.43 to $26.18 per Share, and multiples of 25.0x to 35.0x to the Company’s 2012 actual Adjusted EBITDA, which resulted in an implied valuation reference range of $21.00 to $27.98 per Share. In addition, taking into account the results of the selected transactions analysis and its experience and judgment, Goldman applied premium percentages of 20% to 45% to the Company’s closing Share price on April 26, 2013, which resulted in an implied valuation reference range of $31.08 to $37.56 per Share.

Illustrative Discounted Cash Flow Analysis

Goldman performed an illustrative discounted cash flow analysis on the Company using the Base Case Forecasts. Goldman calculated indications of net present value of unlevered free cash flows excluding value from net operating losses for the Company for 2013 through mid-2017 using discount rates ranging from 9.0% to 12.0%, reflecting estimates of the Company’s weighted average cost of capital. Goldman then calculated illustrative terminal values in the year 2017 based on multiples ranging from 3.0x to 5.0x the Company’s projected 2017 revenues. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 9.0% to 12.0%. Goldman then added the net present values of the unlevered free cash flows for the years 2013 through mid-2017 to the present value of the illustrative terminal value and divided the results by the number of basic Shares outstanding plus in the money Company Options, Company RSUs, Company SARs and Company Convertible Notes per information provided by Company management. This analysis resulted in a range of illustrative values of $22.00 to $36.30 per Share (rounded to the nearest $0.05 increment), or $23.55 to $38.00 per Share (rounded to the nearest $0.05 increment) including the net present value of future estimated net operating loss carryforwards reflected in the Tax Analyses, which were discounted using mid-year convention and illustrative discount rates ranging from 9.0% to 12.0%.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman’s opinion. In arriving at its fairness determination, Goldman considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman prepared these analyses for purposes of Goldman’s providing its opinion to the Company Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares of the $31.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman or any other person assumes responsibility if future results are materially different from those forecast.

The $31.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman provided advice to the Company during these negotiations. Goldman did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman’s opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman attached to this Schedule 14D-9 as Annex II.

Goldman and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman and its affiliates and employees and their customers. Goldman acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman has provided certain investment banking services to the Company and its affiliates from time to time for which the Investment Banking Division of Goldman has received, and may receive, compensation, including having acted as placement agent with respect to a private placement of the Company Convertible Notes (aggregate principal amount $50,040,000) in December 2011. During the two year period ended April 28, 2013, the Investment Banking Division of Goldman has received compensation for services provided to the Company and its affiliates of approximately $1.5 million. Goldman also has provided certain investment banking services to Parent and its affiliates from time to time for which the Investment Banking Division of Goldman has received, and may receive, compensation, including having acted as a lender with respect to Bayer AG’s €3,500,000,000 revolving credit facility since March 2011. During the two year period ended April 28, 2013, the Investment Banking Division of Goldman has received compensation for services provided to Parent and its affiliates of approximately $1 million. Goldman may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which the Investment Banking Division of Goldman may receive compensation.

The Company Board selected Goldman as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated April 28, 2013, the Company engaged Goldman to act as its financial advisor in connection with the sale of more than 50% of the outstanding Common Stock or its assets (based on the book value thereof). Pursuant to the terms of the engagement letter, the Company has agreed to pay Goldman an aggregate fee of approximately $15 million for its advisory services in connection with the Transactions, all of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman and related persons against various liabilities, including certain liabilities under the federal securities laws.

For a description of the terms of Goldman’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all outstanding Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Goldman as its financial advisor in connection with, among other things, the Offer and the Merger. The discussion pertaining to the retention of Goldman by the Company included above in Item 4 under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation” is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer and the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans and as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Kathryn Tunstall	4/29/2013	20,000	$14.35	Exercise of a stock option under a 10b5-1 plan
Tom Bonadio	3/5/2013	600	$13.51	Exercise of a stock option under a 10b5-1 plan
	3/5/2013	600	$23.00	Shares sold under a 10b5-1 plan
	3/8/2013	9,144	$13.51	Exercise of a stock option under a 10b5-1 plan
	3/8/2013	9,144	$23.00	Shares sold under a 10b5-1 plan
	3/11/2013	19,412	$13.51	Exercise of a stock option under a 10b5-1 plan
	3/11/2013	19,412	$23.00	Shares sold under a 10b5-1 plan
	4/24/2013	5,000	$10.19	Exercise of a stock option under a 10b5-1 plan
	4/24/2013	12,500	$5.70	Exercise of a stock option under a 10b5-1 plan
	4/24/2013	17,500	$26.00	Shares sold under a 10b5-1 plan
Julie Brooks	3/14/2013	366	$23.50	Shares sold to cover taxes on Company RSU vest
Gregory Lichtwardt	3/14/2013	366	$23.50	Shares sold to cover taxes on Company RSU vest
Peter Wilson	4/09/2013	30,000	$14.20	Exercise of a stock option under a 10b5-1 plan
	4/09/2013	30,000	$25.00	Shares sold under a 10b5-1 plan
	4/17/2013	10,000	$14.20	Exercise of a stock option under a 10b5-1 plan
Edward Yu	3/14/2013	458	$23.50	Shares sold to cover taxes on Company RSU vest

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Golden Parachute Information.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of the Company that is based on or otherwise relates to the Offer and the Merger. If the Minimum Condition is satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of each employment agreement and each change in control agreement with the Company’s executive officers (as described above under Item 3) and each executive officer will or may become entitled to receive certain payments and benefits. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the triggering event listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the triggering event. For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the initial expiration date of the Offer and the date of termination were May 3, 2013 and (ii) the stock price was $31.00 per share, which is the Offer Price. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash ($)		Equity ($)(3)(4)	Pension/ NQDC ($)	Perquisites/ Benefits ($)		Tax Reimburse- ments ($)	Other ($)(7)	Total ($)
D. Keith Grossman	$2,725,000	(1)	$13,551,750	—	$82,053	(5)	—	—	$16,358,803
Julie Brooks	$761,520	(2)	$1,718,230	—	$15,957	(6)	—	$15,000	$2,510,707
David Chung	$792,000	(2)	$2,160,229	—	$14,920	(6)	—	$15,000	$2,982,149
Lori Ciano	$630,000	(2)	$1,679,476	—	$14,920	(6)	—	$15,000	$2,339,396
Gregory Lichtwardt	$852,000	(2)	$1,682,655	—	$35,375	(6)	—	$15,000	$2,585,030

(1)	Amount represents a lump sum cash payment an amount equal to 250% of Mr. Grossman’s annual base salary and an amount equal to 250% of Mr. Grossman’s target bonus for the year of termination (assuming achievement of performance goals at 100% of target) in a lump sum cash payment. Amounts are based on base salary and target bonus percentage as of May 3, 2013. The amounts set forth in the table above represent $1,362,500 (which equals 250% of Mr. Grossman’s base salary) and $1,362,500 (which equals 250% of Mr. Grossman’s target annual bonus).
(2)	Amount represents cash severance payments consisting of 18 months of base salary plus target bonus, based on annual base salary and annual target bonus amounts as of May 3, 2013, as follows: (i) with respect to Ms. Brooks, $317,300 annual base salary plus $190,380 annual target bonus, (ii) with respect to Mr. Chung, $330,000 annual base salary plus $198,000 annual target bonus, (iii) with respect to Ms. Ciano, $280,000 annual base salary plus $140,000 annual target bonus and (iv) with respect to Mr. Lichtwardt, $355,000 annual base salary plus $213,000 annual target bonus.
(3)	Amount represents the value of the unvested and accelerated Company Options and Company SARs, which is the difference between the value of $31.00 per Share and the exercise price of the Company Option or Company SAR, multiplied by the number of unvested shares as of May 3, 2013. The value of accelerated vesting of Company Options and Company SARs set forth in the table above equals $7,894,250, $1,018,405, $616,429, $1,288,876 and $885,180 for Mr. Grossman, Ms. Brooks, Mr. Chung, Ms. Ciano and Mr. Lichtwardt, respectively. Each of Mr. Grossman, Ms. Brooks, Mr. Chung, Ms. Ciano and Mr. Lichtwardt is entitled to accelerated vesting of Company Options and Company SARs at the closing of the Merger irrespective of whether his or her employment is terminated.
(4)	Amount represents the value of the accelerated vesting of Company RSUs, which is based on a price of $31.00 per Share. The value of the accelerated vesting of Company RSUs set forth in the table above equals $5,657,500, $699,825, $1,543,800, $390,600 and $797,475 for Mr. Grossman, Ms. Brooks, Mr. Chung, Ms. Ciano and Mr. Lichtwardt, respectively. Each of Mr. Grossman, Ms. Brooks, Mr. Chung, Ms. Ciano and Mr. Lichtwardt is entitled to accelerated vesting of Company RSUs at the closing of the Merger irrespective of whether his or her employment is terminated.
(5)	Amount represents the value of continued health insurance benefits for 30 months, based on employee and Company contributions in April 2013.
(6)	Amount represents the value of continued health insurance benefits for 18 months, based on employee and Company contributions in April 2013.
(7)	Amount represents the maximum amount to be paid by the Company for outplacement services.

Narrative to Golden Parachute Compensation Table.

Pursuant to the Company’s employment agreement with its president and chief executive officer, Mr. Grossman, and amended and restated change of control agreements with each of its other executive officers and its chairman of the board, the Company’s executive officers and chairman of the board will be entitled to receive certain payments and benefits upon a change in control of the Company and upon certain qualifying terminations of employment occurring in connection with a change in control of the Company. Such payments and benefits to which the Company’s named executive officers may be entitled to receive are described below.

Pursuant to Mr. Grossman’s employment agreement with the Company, upon a “change in control” of the Company, any then-unvested Company SARs and Company RSUs held by Mr. Grossman will vest in full. In addition, upon an involuntary termination of Mr. Grossman’s employment other than due to “cause” or his resignation for “good reason” (each as defined in the employment agreement), in either case, within 74 days before or two years following a change in control of the Company, subject to his execution of a general release of claims in favor of the Company, Mr. Grossman is eligible to receive (i) a lump sum cash payment an amount equal to 250% (or 200% if the termination occurs after the third anniversary of his employment commencement date) of his annual base salary, (ii) an amount equal to 250% (or 200% if the termination occurs after the third anniversary of his employment commencement date) of his target bonus for the year of termination (assuming achievement of any applicable performance goals at 100% of target), payable in a lump sum cash payment and (iii) during the 30-month period (or 24-month period if the termination occurs after the third anniversary of his employment commencement date) following termination, the Company shall continue to make available to Mr. Grossman and his covered dependents continued healthcare coverage pursuant to Section 4890B of the Code.

Pursuant to the amended and restated change of control agreements for each of Mr. Lichtwardt, Mr. Chung, Ms. Brooks and Ms. Ciano, upon a change of control of the Company, each Company Option, Company SAR, Company RSU or other equity award covering Shares held by the applicable executive shall become fully vested and, as applicable, immediately exercisable. In addition, upon an involuntary termination of employment with the Company within two years following a change in control of the Company, the applicable executive is eligible to receive (i) continued payment of the executive’s base salary for a period of 18 months following termination, payable in accordance with the Company’s standard payroll procedures, (ii) continued health and life insurance benefits for a period of 18 months following termination, (iii) monthly payments equal to 1/12 of the executive’s target annual bonus for the fiscal year in which the termination occurs (assuming achievement of any applicable performance goals at 100% of target), payable over the 18-month period following termination and (iv) up to $15,000 in outplacement services.

Pursuant to the terms of the Merger Agreement, Parent will assume and agree to perform (or cause to be performed) all of the Company’s obligations under the change in control and employment agreements with the Company’s executive officers and chairman of the board. The foregoing descriptions of the employment agreement with Mr. Grossman and the change of control agreements with each of the Company’s other named executive officers do not purport to be complete and are qualified in their entirety by reference to the agreements filed as Exhibits (e)(14) and (e)(17) to this Schedule 14D-9, which are incorporated by reference herein.

Appraisal Rights.

Under Delaware law, stockholders will not have appraisal rights as a result of the Offer. Accordingly, you should not submit any demand for appraisal at this time, and you will receive additional notification and information regarding submission of a demand for appraisal in connection with consummation of the Merger. We are providing you the following description of appraisal rights for your information at this time, since a stockholder who tenders Shares in the Offer will not be entitled to demand appraisal of those Shares.

Holders of Shares who do not tender their Shares in the Offer, who do not vote in favor of or consent to the adoption of the Merger Agreement and who properly demand appraisal of their Shares will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, holders of Shares who do not vote in favor of or consent to the adoption of the Merger Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their Shares appraised by the Chancery Court and to receive payment in cash of the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Chancery Court, together with interest, if any, to be paid upon the amount determined to be the fair value.

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is adopted by stockholders acting by written consent in lieu of a meeting of the stockholders, or where a merger is effected under Section 253 of the DGCL without any vote or written consent of stockholders, the corporation must notify each of its stockholders that appraisal rights are available, and must include in each such notice a copy of Section 262 of the DGCL.

Filing a Written Demand

Holders of Shares who desire to exercise their appraisal rights must demand in writing appraisal of their Shares no later than 20 days after the date of mailing of the notice of appraisal rights referenced above. A demand for appraisal will be sufficient if it reasonably informs the Company of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s Shares. If you wish to exercise your appraisal rights you must be the record holder of such Shares on the date the written demand for appraisal is made and you must continue to hold such Shares until the Effective Time. Accordingly, a stockholder who is the record holder of Shares on the date the written demand for appraisal is made, but who thereafter transfers such Shares prior to the Effective Time, will lose any right to appraisal in respect of such Shares.

Only a holder of record of Shares is entitled to demand an appraisal of the Shares registered in that holder’s name. A demand for appraisal in respect of Shares should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the Shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising the rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner. Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement by delivering to the Company, as the Surviving Corporation, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the Effective Time will require written approval of the Surviving Corporation. No appraisal proceeding in the Chancery Court will be dismissed as to any stockholder without the approval of the Chancery Court, and such approval may be conditioned upon such terms as the Chancery Court deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Merger Agreement.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Chancery Court demanding a determination of the fair value of the Shares held by all dissenting holders. The Surviving Corporation is under no obligation to, and has no present intention to, file such a petition, and holders should not assume that the Surviving Corporation will file a petition. Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the adoption of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. The statement must be mailed within 10 days after a written request for the statement has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the Company the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of Shares and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached. After notice to the stockholders as required by the court, the Chancery Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Chancery Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Chancery Court may dismiss the proceedings as to the stockholder.

Determination of Fair Value

After the Chancery Court determines the holders of Shares entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Chancery Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Chancery Court shall determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Chancery Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Chancery Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” For all purposes under Section 262 of the DGCL and to the fullest extent permitted by applicable law, the fair value of any dissenting Shares in the Merger shall be determined without regard to any Shares issued by the Company to Purchaser pursuant to the Top-Up (as defined below), or any promissory note or other consideration delivered by Parent or Purchaser to the Company in payment for the Shares issued pursuant to the Top-Up. The Top-Up is described below under the heading “Top-Up.”

Stockholders considering seeking appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Offer and the Merger and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262 of the DGCL. Although we believe that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Chancery Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company currently anticipate offering more than the applicable Offer Price to any stockholders exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a Share is less than the Offer Price. The Delaware courts have stated that the methods which are generally considered acceptable in the financial community and otherwise admissible in court may be considered in the appraisal proceedings. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Chancery Court and taxed upon the parties as the Chancery Court deems equitable under the circumstances. Upon application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to be appraised.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price pursuant to the Merger Agreement. A stockholder will fail to perfect, or effectively lose, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, at any time within 60 days after the Effective Time, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Offer Price offered pursuant to the Merger Agreement.

Failure to comply strictly with the requirements of Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved for purposes of Section 203 the entering into by Purchaser, Parent and the Company of the Merger Agreement and the completion of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to the Company, will not be applicable to Parent or the Purchaser by virtue of such actions.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Litigation.

On May 1, 2013, a putative class action complaint captioned Strauss v. Conceptus, Inc., et al., No. 1-13-CV-245627 was filed in the Superior Court of the State of California, County of Santa Clara. The complaint names as defendants the Company, the members of its board of directors, Parent and Purchaser and alleges that the Company directors breached their fiduciary duties by entering into the Merger Agreement at an unfair price and through a flawed process and that Parent and Purchaser aided and abetted those breaches of fiduciary duty. The complaint seeks a declaration that the case is maintainable as a class action, an injunction against the Offer and the Merger or rescission in the event the Offer or Merger are consummated, unspecified damages, and an award of attorneys’ and experts’ fees and costs and other relief.

Regulatory Approvals.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance with that request by Parent. Complying with a request for additional information or documentary material may take a significant amount of time. At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent have agreed to file a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer within 10 business days of the date of the Merger Agreement. Assuming that the Premerger Notification and Report Form is filed on the tenth business day after the date of the Merger Agreement, the initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at midnight, New York City time, at the end of the day on May 28, 2013, prior to the initial expiration date of the Offer, unless the waiting period is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Vote Required to Approve the Merger; Short-Form Merger.

The Company Board has approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Under Section 253 of the DGCL, if the Short Form Threshold is met (including through exercise of the Top-Up described below), Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If, after the purchase of the Shares by Purchaser pursuant to the Offer, the Short Form Threshold is not met, the affirmative vote of the holders of a majority of the outstanding Shares in favor of the adoption of the Merger Agreement will be required under the DGCL to effect the Merger. In the event the Minimum Condition has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and may effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up.

Pursuant to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option, exercisable only upon the terms and conditions set forth in the Merger Agreement, to purchase from the Company at a price per share equal to the Offer Price (the “Top-Up”) up to the number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and each of the other Bayer Entities at the time of the exercise of the Top-Up, constitute one Share more than 90% of the total Shares then outstanding determined on a fully diluted basis (A) after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up, (B) including all Shares which the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Company Options, Company RSUs, Company SARs and Company Convertible Notes (after giving effect to any Make-Whole Fundamental Change, assuming the effectiveness thereof occurred on the expiration date of the Offer)), regardless of the conversion or exercise price or other terms and conditions thereof and (C) excluding from Parent’s and its Subsidiaries’ ownership, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet then been delivered in settlement or satisfaction of such guarantee), and (ii) the aggregate number of Shares that the Company is authorized to issue under the Charter but that are not issued and outstanding or reserved for issuance upon the conversion of the Company Convertible Notes at the time of exercise of the Top-Up. Purchaser may exercise the Top-Up on one or more occasions at any time after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement. The Top-Up shall not be exercisable unless Purchaser reasonably believes that immediately after such exercise and the issuance of Shares pursuant thereto, the Short Form Threshold will be reached. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up will be paid by Purchaser either in cash or in cash in an amount not less than the aggregate par value of the Shares to be issued upon exercise of the Top-Up Option and by delivery of a promissory note with full recourse to Parent and executed jointly by Parent and Purchaser, bearing interest at 3% per annum, with principal and interest payable upon demand of the Company, and prepayable in whole or in part without premium or penalty, with no other material terms. The Company, Parent and Purchaser have acknowledged and agreed that, for all purposes under Section 262 of the DGCL and to the fullest extent permitted by applicable law, the fair value of any dissenting Shares in the Merger shall be determined without regard to the Top-Up, including any Shares issued pursuant to the Top-Up, or any promissory note or other consideration delivered by Parent or Purchaser to the Company in payment for the Shares issued pursuant to the Top-Up, which rights of dissenting Shares under Section 262 of the DGCL are discussed above under the heading “Appraisal Rights.” The foregoing summary is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9, which is incorporated by reference herein.

Section 14(f) Information Statement.

The Information Statement attached to this Schedule 14D-9 as Annex I is being furnished in connection with the possible designation by Purchaser or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described above in Item 3 under the heading “Arrangements between the Company and Parent—Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 8, 2013, as amended by Amendment No. 1 to the Form 10-K filed with the SEC on April 26, 2013 (the “2012 Annual Report”).

Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including the Forecasts, estimates, projections and statements relating to the Company’s and Parent’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential” or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the SEC from time to time, including in the “Risk Factors” section of the Company’s 2012 Annual Report. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 7, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on May 7, 2013).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on May 7, 2013).

(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(1)(D)	Summary Advertisement published in the New York Times on May 7, 2013 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser filed with the SEC on May 7, 2013).

(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed with the SEC on May 7, 2013).

(a)(1)(F)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on May 7, 2013).

(a)(1)(G)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on May 7, 2013).

Exhibit Number	Description

(a)(2)(A)	Letter to Stockholders of the Company, dated as of May 7, 2013, from D. Keith Grossman, President and Chief Executive Officer of the Company.

(a)(2)(B)	Opinion of Goldman, dated as of April 28, 2013 (included as Annex II to this Schedule 14D-9).

(a)(5)(A)	Press Release issued by the Company on April 29, 2013 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 29, 2013).

(a)(5)(B)	Form of letter distributed by the Company on May 7, 2013 to certain sales employees of the Company.

(a)(5)(C)	Form of letter distributed by the Company on May 7, 2013 to certain non-sales employees of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of April 28, 2013, by and among the Company, Bayer HealthCare LLC and Evelyn Acquisition Company (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 29, 2013).

(e)(2)	Confidentiality Agreement, dated as of February 15, 2013, by and between the Company and Bayer AG.

(e)(3)	Confidentiality Undertaking, dated as of April 26, 2013, between the Company and Bayer HealthCare LLC.

(e)(4)	Mutual Nondisclosure Agreement, dated as of November 21, 2012, between the Company and Bayer Pharma Aktiengesellschaft.

(e)(5)	Amended and Restated 2002 Non-Qualified Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).

(e)(6)	1995 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement on Form SB-2, as amended (File No. 33-99890-LA), which became effective on February 1, 1996).

(e)(7)	Fifth Amendment to 1995 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-167790) filed with the SEC on June 25, 2010).

(e)(8)	Twelfth Amended and Restated 2001 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009).

(e)(9)	Form of Stock Appreciation Right Agreement under the Amended and Restated 2001 Equity Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 6, 2007).

(e)(10)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Amended and Restated 2001 Equity Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 6, 2007).

(e)(11)	2010 Equity Incentive Award Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-167790) filed with the SEC on June 25, 2010).

(e)(12)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement under the 2010 Equity Incentive Awards Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012).

(e)(13)	Form of Stock Appreciation Rights Grant Notice and Stock Appreciation Rights Agreement under the 2010 Equity Incentive Awards Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012).

Exhibit Number	Description

(e)(14)	Form of Amended and Restated Change of Control Agreement by and between the Company and its senior management (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012).

(e)(15)	Form of Indemnification Agreement by and between the Company and each of its directors and officers (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(16)	Amended and Restated Change in Control Agreement, dated as of January 1, 2009, between the Company and Kathryn Tunstall (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(e)(17)	Employment Agreement, dated as of December 6, 2011, between D. Keith Grossman and the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 9, 2011).

(e)(18)	D. Keith Grossman Stock Appreciation Right Agreement, dated as of December 13, 2011 (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-178770) filed with the SEC on December 27, 2011).

(e)(19)	D. Keith Grossman Restricted Stock Unit Award Agreement, dated as of December 13, 2011 (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-178770) filed with the SEC on December 27, 2011).

(e)(20)	Stock Appreciation Right Agreement, dated October 10, 2007, between the Company and Spencer Roeck (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-147826) filed with the SEC on December 4, 2007).

(e)(21)	David Chung Stock Option Agreement, dated as of August 13, 2012 (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-183467) filed with the SEC on August 21, 2012).

(e)(22)	David Chung Restricted Stock Award Agreement, dated August 13, 2012 (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-183467) filed with the SEC on August 21, 2012).

(e)(23)	Joseph Sharpe Stock Option Agreement, dated as of January 21, 2013 (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-186135) filed with the SEC on January 22, 2013).

(e)(24)	Joseph Sharpe Restricted Stock Award Agreement, dated as of January 21, 2013 (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-186135) filed with the SEC on January 22, 2013).

(e)(25)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Registration Statement on Form SB-2, as amended (File No. 33-99890-LA), which became effective on February 1, 1996).

(e)(26)	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Registration Statement on Form S-3 (File No. 333-89266) filed with the SEC on June 4, 2002).

(e)(27)	Amended and Restated Bylaws of the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 18, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONCEPTUS, INC.

By:	/s/ Gregory E. Lichtwardt
Name:	Gregory E. Lichtwardt
Title:	Executive Vice President and Chief Financial Officer

Dated: May 7, 2013

ANNEX I

CONCEPTUS, INC.

331 East Evelyn Avenue

Mountain View, California 94041

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about May 7, 2013 to holders of record of common stock, par value $0.003 per share (the “Common Stock”), of Conceptus, Inc., a Delaware corporation (the “Company” or “Conceptus”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Bayer HealthCare” or “Parent”), to purchase all of the outstanding shares of Common Stock (the “Shares”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Company Board,” “Board of Directors” or “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of April 28, 2013, by and among Parent, Purchaser and the Company (as such agreement may be amended, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on May 7, 2013 to purchase all of the outstanding Shares at a purchase price of $31.00 per Share, net to the holder thereof, in cash, without interest (the “Offer Price”), less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York time, on June 5, 2013 (one minute after 11:59 p.m., New York City time, on June 4, 2013). Unless extended, promptly after such time, if all conditions to the Offer have been satisfied or waived (to the extent permitted under the Merger Agreement), Purchaser will purchase each Share validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule 14D-9 filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on May 7, 2013.

Following consummation of the Offer, the Merger Agreement provides that, upon its terms and subject to the satisfaction or waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger” and together with the Offer, the “Transactions”), and the Company will continue as the surviving corporation and wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock (other than Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent or held in the treasury of the Company immediately prior to the Effective Time, or Shares held by stockholders who are entitled to exercise and have properly exercised appraisal rights with respect to such Shares pursuant to, and who comply in all respects with, the provisions of Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive the Offer Price, payable to the holder thereof, without interest, subject to any withholding taxes required by applicable law.

The Merger Agreement provides that, upon the initial acceptance for payment by Purchaser of Shares tendered pursuant to the Offer (the “Acceptance Time”), Parent is entitled to designate such number of directors on the Company Board as shall give it representation on the Company Board equal to the product (rounded up to the next whole number) of the total number of directors on the Company Board (giving effect to the directors elected or appointed described by this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Bayer AG and Bayer AG’s other direct and indirect subsidiaries following such purchase (after giving effect to the Shares purchased pursuant to the Offer and, if exercised, the Shares purchased upon the exercise by Parent of its option to purchase Shares from the Company upon the terms and conditions set forth in the Merger Agreement) bears to the total number of Shares then outstanding, and Parent is entitled to have such designees be elected or appointed to such classes of the Company Board so as to be as evenly distributed as possible among the three classes of directors on the Company Board.

In connection with the foregoing, the Company and the Company Board will cause the individuals so designated by Parent to be elected or appointed to the Company Board, including by filling vacancies, increasing the size of the Company Board (and amending the Company’s bylaws in order to promptly effect such increase) and obtaining resignations from incumbent directors. Following a request by Parent, the Company will also take all action necessary to cause individuals designated by Parent to constitute substantially the same percentage (rounding up) of the members of each committee of the Company Board as such members represent on the Company Board, to the fullest extent permitted by applicable laws, including the rules of the NASDAQ Global Select Market (“NASDAQ”). Notwithstanding the foregoing, prior to the Effective Time, the Company Board shall have at least three directors who were directors immediately prior to such initial designations by Parent (the “Continuing Directors”), each of whom will be an independent director within the meaning of the NASDAQ rules and eligible to serve on the Audit Committee of the Company’s Board (the “Audit Committee”) under federal securities laws and NASDAQ rules, and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. If any Continuing Director is unable to serve, the remaining Continuing Directors shall be entitled to designate another person who is not a current or former officer, director, employee or consultant of Parent or any of its subsidiaries to fill such vacancy.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, Parent has informed the Company that the designees will be selected from the list of potential designees identified below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company or an affiliate of the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses), (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under U.S. federal bankruptcy laws or any state insolvency law or had a receiver appointed to such Potential Designee’s property or (iv) been subject to any judgment, decree or final order enjoining such Potential Designee from engaging in any type of business practice.

It is expected that Parent’s designees may assume office at any time and from time to time following the Acceptance Time, which cannot be earlier than the end of June 4, 2013, and that, upon assuming office, Parent’s designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the Potential Designees are set forth below. The business address of each of the Potential Designees is c/o Bayer HealthCare LLC, 555 White Plains Road, Tarrytown, New York 10591, and the business phone number is (914) 366-1800.

Name	Age	Current Principal Occupation and Five-Year Employment History
Keith R. Abrams	51	Keith R. Abrams joined Bayer Corporation in January 1999 as Senior Counsel for its Pharmaceutical Division. He currently holds the position of Vice President, Associate General Counsel and Assistant Secretary and heads the Corporate Governance and Compliance group in Bayer Corporation’s Law, Patents and Compliance Department. In addition, he is a member of Bayer’s North American Compliance Officers Committee and serves as Secretary or Assistant Secretary of various subsidiaries and affiliates of Bayer Corporation. Mr. Abrams is a director and a member of the audit committee of TC Manufacturing Co., Inc., and was previously a member of its compensation committee. From 2000 to 2008 he was a director of Bio Imaging Research Inc. Prior to his employment with Bayer Corporation, Mr. Abrams was engaged in private law practice in Chicago. He holds a B.S. degree in Accountancy from the University of Illinois in Champaign/Urbana and a J.D. from the University of Chicago. Mr. Abrams is a U.S. citizen.

Daniel Apel	47

Daniel Apel has been Senior Vice President and Chief Administrative Officer of Bayer HealthCare since July 2009. Since 2012, he is also acting in the capacity of President and Chief Executive Officer of both Bayer HealthCare Pharmaceuticals Inc. and Bayer HealthCare. He is also Chairman of Purchaser. From March 2007 to June 2009, Mr. Apel was employed by Bayer AG as the Head of Accounting for the Bayer Healthcare Subgroup based in Leverkusen, Germany. Mr. Apel joined Bayer in November 1998 from Chiron Corporation, where he was Director of Finance and IT, and has since then held various positions of leadership in Bayer’s finance department, including Chief Financial Officer of Bayer Inc. Canada from November 2004 to February 2007. He holds a B.A. degree from the University of Pennsylvania and a Master’s degree in Business Administration from the University of California at Berkeley. Mr. Apel is a U.S. citizen.

Name	Age	Current Principal Occupation and Five-Year Employment History
Paul Bedard	46	Paul Bedard joined Bayer Inc. as a Manager in Toronto in 1996 and transferred to Bayer Pharmaceuticals Corporation in West Haven as a Marketing Director in January 2003. In April 2007 he relocated to New Jersey to become Vice President Marketing of Women’s Healthcare at Bayer HealthCare Pharmaceuticals Inc. In October 2008 he was appointed Vice President and General Manager Hematology/Neurology before being promoted to his current position as Senior Vice President and General Manager Women’s Healthcare in November 2011. He is also Chief Executive Officer and a director of Purchaser. Prior to his employment with Bayer, Mr. Bedard was a Marketing and Sales Analyst at Serono Canada Inc. until 1993 and a Sales Representative at Eli Lilly Canada Inc. from 1994 to 1995. He holds a B.Sc. degree from McGill University and a Master’s degree in Business Administration from McMaster University in Hamilton, Canada. Mr. Bedard is a U.S. citizen.

Joerg Heidrich	57	Joerg Heidrich joined Bayer began as a project leader in 1986. Since then he has held various positions within the Bayer group. In 2001 he became Vice President Production at Bayer HealthCare’s facility in Berkeley, California. In 2006 Mr. Heidrich assumed his current role as Global Head, Product Supply Biotech and Senior Vice President and head of Bayer HealthCare’s Berkeley site. He has also been a director of Bayer HealthCare since 2009. He holds a Master’s degree in Mechanical Engineering from Aachen University (TH) in Aachen, Germany. Mr. Heidrich is a German citizen.

Richard K. Heller	47	Richard Heller joined Bayer Corporation as an Income Tax Director in September 2006. In July 2008 he was promoted to Vice President, Income Tax and has held the position of Vice President, Tax since June 2012. Mr. Heller has over 20 years of experience in corporate tax matters, including tax planning, compliance and tax financial reporting matters. Prior to joining Bayer Corporation, Mr. Heller was a partner at Deloitte Tax with over 18 years of public accounting experience. He is a licensed Certified Public Accountant in the Commonwealth of Pennsylvania, and a member of AICPA and PICPA. He holds a B.BA. from the University of Notre Dame. Mr. Heller is a U.S. citizen.

Michael McDonald	51	Michael McDonald has held his current position as Vice President, Assistant General Counsel and Assistant Secretary of Bayer HealthCare LLC for approximately five years. He also heads the Law and Patents department and is Secretary of Bayer HealthCare Pharmaceuticals Inc. Mr. McDonald is also the Secretary and a director of Purchaser. He is a Certified Public Accountant and holds a B.S. degree in Accounting from the University of Scranton and a J.D. from Seton Hall School of Law. Mr. McDonald is a U.S. citizen.

Name	Age	Current Principal Occupation and Five-Year Employment History
Robert S. Meece	52	Robert Scott Meece has been General Counsel of Bayer HealthCare since June 2008. Prior to joining Bayer, Mr. Meece was General Counsel of CIBA Vision Corporation from January 1999 to June 2008. He holds a B.S. degree in Chemical Engineering and Mathematics from the University of Illinois in Champaign/Urbana, Master’s degree in Chemical Engineering from Wayne State University and a J.D. from the University of Tulsa. Mr. Meece is a U.S. citizen.

Tracy E. Spagnol	51	Tracy Spagnol is Vice President and Treasurer of Bayer Corporation and various of its affiliates in the United States, including Bayer HealthCare. In that role she is responsible for leading all treasury, pension investment, insurance and credit and collection activities. Since joining Bayer in 1995, Ms. Spagnol has held various positions of increasing responsibility in the Treasury Department, including Director, Treasury Services and Manager, Treasury Operations, and was appointed Head of Treasury in January 2005. Prior to joining Bayer, she was Assistant Treasurer at Adience Inc., Treasury Manager at H.J. Heinz and Senior Treasury Specialist for Allegheny International Inc. Ms. Spagnol is a Certified Treasury Professional and has served as President of the Pittsburgh Association of Financial Professionals. She holds a B.S. degree in Accounting from Point Park University. Ms. Spagnol is a U.S. citizen.

Alan D. Stevenson	50	Alan Donald Stevenson has been Senior Counsel of Bayer HealthCare since 2007, supporting its hematology business and the management of its West Coast operations. Mr. Stevenson is also Assistant Secretary and a director of Purchaser. Prior to his current position, Mr. Stevenson participated on the management committees of various Bayer U.S. entities. Prior to joining Bayer, Mr. Stevenson was Company Secretary of Schering AG’s U.K. subsidiary, which was subsequently acquired by Bayer. Mr. Stevenson is admitted to practice law in California, England and Wales, and Scotland. He holds a B.A. degree in Law and a Diploma in Legal Practice from the University of Glasgow, Scotland. Mr. Stevenson is a U.K. citizen.

Dr. Christian Ullrich	40

Dr. Christian Ullrich is a Vice President of and has headed the Bayer HealthCare Accouting Department at Bayer Corporation since 2009. In that role, he is responsible for the reporting of the quarterly financial statements of all Bayer HealthCare subsidiaries in the United States. Since joining Bayer in 2006, Dr. Ullrich has held various positions of leadership in the Global Accounting and Controlling department at Bayer AG in Leverkusen, Germany, including head of regional accounting North America and global accounting lead for Bayer Consumer Health. Prior to joining Bayer, he was a Senior Manager for audit and consulting services at Deloitte in Munich, Germany. Dr. Ullrich holds a Master’s degree in Mechanical Engineering and Business Administration from the University of Technology in Darmstadt, Germany, and a Ph.D. in Business Administration from the University of Lueneburg, Germany. Dr. Ullrich is a German citizen.

GENERAL INFORMATION CONCERNING THE COMPANY

The Company’s authorized capital stock consists of 53,000,000 shares, of which 50,000,000 shares are designated as Common Stock and 3,000,000 shares are designated as preferred stock, par value $0.003. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of May 3, 2013, there were 33,082,476 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on May 3, 2013:

Name	Age	Position
Kathryn A. Tunstall	63	Chairman of the Board of Directors
D. Keith Grossman	53	President, Chief Executive Officer and Director
John L. Bishop(1)(2)	68	Director
Thomas F. Bonadio(3)	63	Director
Paul A. LaViolette(2)(3)	55	Director
Robert V. Toni(1)(3)	72	Director
Peter L. Wilson(1)(2)	68	Lead Independent Director
Julie A. Brooks	67	Executive Vice President, General Counsel, Secretary and Chief Compliance Officer
David H. Chung	47	Executive Vice President, Chief Commercial Officer
Lori M. Ciano	50	Executive Vice President, Human Resources
Gregory Lichtwardt	58	Executive Vice President, Chief Financial Officer
Feridun Ozdil	49	Executive Vice President, Research & Development
Joseph Sharpe	53	Executive Vice President, Operations
Edward Yu	45	Vice President, Regulatory, Clinical and Medical Affairs

(1)	Member of the Compensation Committee of the Board of Directors (the “Compensation Committee”).
(2)	Member of the Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating and Corporate Governance Committee”).
(3)	Member of the Audit Committee.

Board of Directors

Kathryn A. Tunstall, Chairman of the Board of Directors since January 2000, has served as a member of the Company’s Board of Directors since July 1993 and served as the Company’s President and Chief Executive Officer from July 1993 through December 1999. Prior to joining the Company, from June 1990 until June 1993, Ms. Tunstall served as President of the Edwards Less Invasive Surgery Division of Baxter International, a division engaged in development, manufacturing and marketing of cardiovascular catheters. Prior to her appointment as Division President, Ms. Tunstall served as Vice President of Worldwide Sales and Marketing, having joined the company in November 1986. From 1974 to 1986, Ms. Tunstall held various positions in finance, operations and marketing in two divisions of American Hospital Supply Corporation, including that of Vice President of Marketing of McGaw Laboratories, a pharmaceutical and medical device company. Ms. Tunstall served as a Director and a Compensation Committee Chair of Caliper LifeSciences, a publicly-traded biotechnology company, from February 2004 until it was acquired by PerkinElmer Inc. in November 2011. Ms. Tunstall holds a B.A. degree in Economics from the University of California and has also completed graduate level studies in Business and Healthcare Administration. Ms. Tunstall is qualified to serve as a director of the Company given her substantial management, operational and entrepreneurial experience as the founder and Chief Executive Officer of the Company for six years, during which time the Company consummated its initial public offering. In addition, she has served as Chairman of the Board for 13 years. She has also derived substantial operational, marketing and international experience as President and other worldwide leadership roles in medical device and life sciences companies and as a director for public and private companies focused on women’s health.

D. Keith Grossman was appointed as the Company’s President and Chief Executive Officer and to the Board of Directors in December 2011. From September 2007 to December 2011, Mr. Grossman served as a Managing Director at Texas Pacific Group (“TPG”), a private equity firm, where he initiated and led the medical device venture investing effort and also served as a Senior Advisor to the firm’s buyout fund from January 2011 to December 2011. Prior to joining TPG, Mr. Grossman spent 23 years in a variety of industry operating roles, including as President and Chief Executive Officer of Thoratec Corporation, a medical device company, from 1996 to 2006. Prior to joining Thoratec Corporation, Mr. Grossman was a Division President of Major Pharmaceuticals, Inc., from 1992 to 1995, at which time it was sold. From 1988 to 1992, Mr. Grossman served as the Vice President of Sales and Marketing for the Calcitek division of Sulzermedica (formerly Intermedics, Inc.). Prior to 1988, Mr. Grossman held various sales and marketing management positions within the McGaw Laboratories Division of American Hospital Supply Corporation. Mr. Grossman serves on the board of directors of Thoratec Corporation and served on the boards of directors of Intuitive Surgical, Inc. from May 2004 to April 2010 and Kyphon, Inc. from April 2007 until it was acquired by Medronic, Inc. in November 2007, as well as numerous private company boards. Mr. Grossman received a BS in life sciences from The Ohio State University and an MBA from Pepperdine University. Mr. Grossman is qualified to serve as a director of the Company given his extensive medical technology industry leadership and operating experience, including ten years as the Chief Executive Officer of Thoratec Corporation, a medical devices company, sales and marketing experience in medical device companies, as well as his significant experience analyzing medical device and life sciences businesses in his role as a managing director of a private equity firm, and as a director both currently and in the past on public and private medical technology company boards of directors.

John L. Bishop has served as a member of the Company’s Board of Directors since February 2009. Mr. Bishop has served as Chief Executive Officer and a director of Cepheid, Inc., a molecular diagnostics company, since April 2002. Prior to this, he served as Chief Executive Officer of Vysis Inc., a genomic disease management company from 1996 to March 2002, as President and a Director from 1993 to March 2002 and as Director from 1993 to 2001. From 1991 until November 1993, Mr. Bishop was Chairman and Chief Executive Officer of MicroProbe Corporation, a biotechnology company, and, from 1987 until 1991, was Chairman and Chief Executive Officer of Source Scientific Systems, a biomedical instrument manufacturing company. He began his career at American Hospital Supply Company in 1968 and held various management positions of increasing responsibility both in the United States and overseas. Mr. Bishop holds a B.S. degree from the University of Miami. Mr. Bishop is qualified to serve as a director of the Company given his substantial management, operational and entrepreneurial experience as Chief Executive Officer or President of molecular diagnostic, disease management, biotechnology and biomedical instrument companies for 29 years, including public company experience, and his service as director for 19 years.

Thomas F. Bonadio has served as a member of the Company’s Board of Directors since September 2003. Mr. Bonadio is the founder and managing partner of The Bonadio Group, an independent provider of accounting, business advisory and financial services. He founded this business in 1978, following seven years with Arthur Andersen & Co. Mr. Bonadio serves as a Director and Audit Committee Chair of Torvec, Inc., a publicly-traded automotive engineering company. Mr. Bonadio is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He holds a B.B.A. degree from St. John Fisher College, and is the past chairman of St. John Fisher College’s Board of Trustees. Mr. Bonadio is qualified to serve as a director of the Company given his substantial management experience and financial expertise as founder and managing partner of an accounting and financial services business and as a certified public accountant with Arthur Andersen & Co, as well as public company and audit committee experience and is a qualified financial expert under relevant rules of the SEC and NASDAQ governing independent directors and audit committees.

Paul A. LaViolette has served as a member of the Company’s Board of Directors since December 2008. Mr. LaViolette is currently a Partner with SV Life Sciences Advisers, LLC. Mr. LaViolette most recently served as Chief Operating Officer of Boston Scientific Corporation until his retirement in June 2008. He joined Boston Scientific in January 1994 and had been Chief Operating Officer since 2004. During his 15-year career at Boston Scientific, Mr. LaViolette ran the International, Endosurgery, Interventional Cardiology and Cardiovascular businesses. Prior to joining Boston Scientific, he spent nine years with C.R. Bard, Inc. and four years with Kendall Company. Mr. LaViolette currently serves on the Board of Directors of Thoratec, Inc., a publicly-traded medical device company, and Trans1, Inc., a publicly-traded medical device company where he served as Chairman. He also serves as a director for privately-held CardioKinetix, Coridea NC2, CSA Medical, Direct Flow Medical, Inc., DC Devices (Chairman), Cardiofocus (Chairman), Transenterix (Chairman) and ValenTx, Inc. Mr. LaViolette holds a B.A. degree from Fairfield University and an M.B.A. degree from Boston College. Mr. LaViolette is qualified to serve as a director of the Company given his substantial private investment, management and operational experience derived from his four years as Chief Operating Officer of Boston Scientific Corporation and 27 years as manager of several medical product businesses of a major medical device company, as a partner in a venture capital firm and a director and committee member of three public companies in addition to numerous private life sciences companies.

Robert V. Toni has served as a member of the Company’s Board of Directors since October 2003. Mr. Toni retired in October 2002 from Closure Medical Corporation, where he held the position of President and Chief Executive Officer and served on the Executive Committee for eight years. Prior to his role at Closure Medical, Mr. Toni was General Manager and Executive Vice President of Marketing and Sales for Iolab Corporation, a division of Johnson and Johnson for five years and held a number of senior positions with CooperVision Cilco, a division of Cooper Labs for seven years, including his last position as Division President. Mr. Toni’s earlier career primarily included financial management positions for several large companies, including V.P. General Manager of Sonometric Division of Rorer Pharmaceuticals, Controller at Sterndent Corporation, AMF Thermatool and Department Head of Cost Accounting for the Chevrolet Division of General Motors, Tarrytown Plant. Mr. Toni holds a B.B.A. degree from Iona College. Mr. Toni is qualified to serve as a director of the Company given his substantial management and operational experience and financial expertise with nine years as Chief Executive Officer of Closure Medical Corporation and a director of a pubic medical products company and 14 years as general manager responsible for sales and marketing for two medical companies, in addition to previous financial and management positions for large global companies.

Peter L. Wilson has served as a member of the Company’s Board of Directors since December 2001 and has served as the Lead Independent Director since November 2002. Mr. Wilson was President and Chief Executive Officer of Patient Education Systems from 1995 to 1998. Between 1992 and 1994, Mr. Wilson was an independent consultant in healthcare business development and marketing. From 1972 to 1992, Mr. Wilson worked for Proctor & Gamble / Richardson Vicks, where he held various positions including President of Richardson Vicks, Vice President/General Manager of Proctor & Gamble Vicks Healthcare, President/General Manager of the Vidal Sassoon Division and President/General Manager of the Personal Care Division. Mr. Wilson serves as Lead Independent Director for publicly-traded ArthroCare Corporation, a medical device company. Mr. Wilson holds a B.A. degree from Princeton University and an M.B.A. degree in Marketing from Columbia University. Mr. Wilson is qualified to serve as a director of the Company given his substantial management and marketing experience for consumer products derived from his over 25 years as President and general manager for several divisions of major global consumer products companies and 14 years as a director of public medical device companies and private companies.

Other Public Company Directorships

From January 1, 2007 through the present, the following directors of the Company Board have held directorships with the following public companies, including the Company, as noted in the table below:

Director	Company	Dates Served on the Board of Directors	Additional Committees	Type of Company
Kathryn A. Tunstall	Conceptus, Inc.	July 1993—Present	—	Medical Device
	Caliper LifeSciences	February 2004—November 2011	Audit Committee Compensation Committee	Bio-Technology
D. Keith Grossman	Conceptus, Inc.	December 2011—Present	—	Medical Device
	Thoratec Corporation	February 1996—Present	—	Medical Device
	Intuitive Surgical Inc.	May 2004—April 2010	Compensation Committee Audit Committee	Medical Device
	Kyphon, Inc.	April 2007—November 2007	Compensation Committee	Medical Device
John L. Bishop	Conceptus, Inc.	February 2009—Present	Compensation Committee Nominating & Corporate Governance Committee	Medical Device
	Cepheid, Inc.	April 2002—Present	Board Chairman	Molecular Diagnostics
	Vysis, Inc.	April 1996—December 2001	—	Genome Disease Management
Thomas F. Bonadio	Conceptus, Inc.	September 2003—Present	Audit Committee	Medical Device
	Torvec, Inc.	January 2011—Present	Audit Committee	Automotive Engineering
Paul A. LaViolette	Conceptus, Inc.	December 2008—Present	Audit Committee Nominating & Corporate Governance Committee	Medical Device
	Thoratec Corporation	May 2009—Present	Compensation Committee	Medical Device
	Trans1, Inc.	August 2008—Present	Board Chairman Compensation Committee Nominating & Corporate Governance Committee	Medical Device
Robert V. Toni	Conceptus, Inc.	October 2003—Present	Audit Committee Compensation Committee	Medical Device
	Closure Medical Corporation	September 1996—October 2002	Executive Committee	Medical Device
Peter L. Wilson	Conceptus, Inc.	December 2001—Present	Compensation Committee Nominating & Corporate Governance Committee	Medical Device
	ArthroCare Corporation	June 2001—Present	Lead Independent Director Compensation Committee Corporate Governance Committee	Medical Device
	KeraVision, Inc.	April 1998—March 2001	Marketing Committee Executive Committee Compensation Committee	Vision Correction

Executive Officers

D. Keith Grossman—See above under the heading “Board of Directors.”

Julie A. Brooks joined Conceptus as Vice President, General Counsel and Corporate Secretary in November 2009 and was promoted to Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer in February 2010. Prior to joining Conceptus, Ms. Brooks was Senior Vice President and General Counsel for Perlegen Sciences, Inc., a biotechnology company developing genetic-based diagnostic tests, from November 2007 to November 2009. Previously, Ms. Brooks served as General Counsel for several medical device and life sciences companies, including Free & Clear, Inc., a healthcare company providing tobacco cessation services for company benefits programs, from 2006 to 2007, Access Health, Inc. a healthcare services company providing symptom—based assessment and health services utilization management, from 1996 to 1999 and Westmark International, Inc. a diagnostic ultrasound and patient monitoring systems company (formerly part of Squibb Corporation), from 1986 to 1992, and for Internet companies including GiftCetificates.com, Inc. from 2002 to 2006 and eCharge, Inc. from 2000 to 2001. She previously was a director and compensation committee chair of Endosonics, Inc., a publicly traded intravascular ultrasound company. Brooks earned a J.D. degree from Santa Clara University, a Masters of Law in Taxation from Georgetown University, and an M.B.A. degree from the University of Washington, where she also earned B.A. degrees in Comparative Literature and in English Literature.

David H. Chung was appointed Chief Commercial Officer and Executive Vice President in August 2012 and leads Conceptus’ global commercial sales and marketing strategies. He has more than 20 years of experience within the field of implantable medical devices. Prior to joining Conceptus, Mr. Chung served as the President and Chief Executive Officer of Mitralis Medical, an early-stage transcatheter mitral valve repair company from February 2011 to July 2012. Prior to Mitralis Medical, he spent 15 years with Baxter Healthcare Corporation and its spinoff, Edwards Lifesciences (together, “Edwards”). From November 2008 to January 2011, Mr. Chung served as Edward’s Global Vice President, Commercial Operations, Heart Valve Therapy, and from 2003 to 2008 as Edward’s Vice President, Sales and Marketing, Heart Valve Therapy. From 1996 to 2003, Mr. Chung held a variety of sales, sales operations and marketing positions for Edwards. Earlier in his career, he held sales positions at Pfizer-Schneider Interventional Cardiology from 1994 to 1996 and Pfizer-Pharmaceuticals Roerig Division from 1991 to 1994. Mr. Chung served as a PATRIOT Missile officer in the United States Army from 1988 to 1991 and received a B.S. degree in General Engineering and International Relations at the United States Military Academy at West Point.

Lori M. Ciano joined Conceptus as Executive Vice President, Human Resources in March 2012. From November 2010 to March 2012, Ms. Ciano was principal of a consulting company, Ciano Associates, which provided executive coaching services for several technology companies. Previously, she was Senior Vice President, Human Resources for Affymetrix Inc., a gene chip company, from 2006 to October 2010. Prior to Affymetrix, from 2003 to 2006 she was Vice President, Human Resources at Novellus Systems, Inc., where she was Senior Director, Customer Satisfaction from 2000 to 2003. Ms. Ciano also worked for Varian Associates from 1980 to 2000 in various management positions. Ms. Ciano earned a Master’s degree in Psychology from JFK University, an M.B.A. degree from Santa Clara University and a B.S. in Marketing from San Jose State University.

Gregory E. Lichtwardt joined Conceptus as Executive Vice President, Treasurer and Chief Financial Officer in November 2003 and was promoted to Executive Vice President, Operations, and Chief Financial Officer in April 2008. From 2000 to 2002, he was Executive Vice President, Finance, Chief Financial Officer and Corporate Secretary of Innoventry, Inc., a financial services company. From 1993 to 2000, Mr. Lichtwardt was Vice President, Finance, Chief Financial Officer and Treasurer of Ocular Sciences, Inc., a worldwide developer and marketer of soft contact lenses. Prior to his employment with Ocular Sciences, Mr. Lichtwardt, from 1989 to 1993, held senior management positions in various divisions of Allergan Inc. Mr. Lichtwardt currently serves on the board of directors of Biolase Technology, Inc., a public medical and dental laser products company, where he also participates on the Audit, Compensation and Quality Compliance Committees. In addition to these positions, Mr. Lichtwardt has held various financial positions at AST Research, Inc. and at divisions of American Hospital Supply Corporation. He earned a B.B.A. degree from the University of Michigan and an M.B.A. degree from Michigan State University.

Feridun Ozdil joined Conceptus as Executive Vice President of Research and Development in June 2011. Previously Dr. Ozdil was Senior Vice President of Research and Development at Nanovasc, Inc., a VC-backed private medical device start-up company, from April 2010 to June 2011. From July 2009 to February 2010, he

was Senior Vice President of Research and Development and Manufacturing operations, and Chief Scientific Officer for Angioscore, Inc., a VC-backed, private medical device company, where he was Vice President of Research and Development and Chief Scientific Officer from October 2006 to July 2009. Previously, Dr. Ozdil held several management positions at Medtronic Cardiovascular from 1998 to 2006, with his most recent position as Senior Director of Research and Development, Science and Technology. Dr. Ozdil earned a B.S. in mechanical engineering from Bogazici University, Istanbul, Turkey and his M.S. and Ph.D. in mechanical engineering from Florida Atlantic University.

Joseph Sharpe joined Conceptus as the Executive Vice President of Operations in January 2013. Mr. Sharpe has 25 years of experience in the medical device field. Before joining the Company, Mr. Sharpe came out of semi-retirement to serve as the Senior Vice President of Operations at Optovue, Inc., an ophthalmic device company, from September 2010 to January 2013. Before that, Mr. Sharpe served as Vice President of Operations at Thoratec Corporation from 1997 to 2006. Prior to his tenure at Thoratec Corporation, Mr. Sharpe held numerous positions in operations with Baxter Healthcare Corporation from 1983 to 1997, with increasing scale and responsibility culminating in his role as Director of Operations from 1992 to 1997. Mr. Sharpe received a B.S. degree in mechanical engineering from the University of Massachusetts at Lowell.

Edward Yu was named Vice President of Regulatory, Clinical and Medical Affairs at Conceptus in September 2009. Mr. Yu joined Conceptus in July 2006 and most recently served as Senior Director of Clinical Research and Regulatory Affairs. From 2003 to 2006, he was responsible for the regulatory affairs strategies supporting new ventures and research and technology programs at Guidant Vascular Intervention, which became a part of Abbott Laboratories through its 2006 acquisition of Guidant VI. Before joining Guidant, Mr. Yu held positions in regulatory affairs, marketing, finance and manufacturing at diverse healthcare companies including Durect Corp., Lumenis, Inc., Lifescan, Inc., Roche Bioscience, and Genentech. He holds a B.S. degree from the University of California at Davis, and an M.B.A. degree from Santa Clara University.

There are no family relationships among the Company’s directors and executive officers.

There are no material proceedings in which any director or executive officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

INFORMATION REGARDING THE BOARD OF DIRECTORS

AND CORPORATE GOVERNANCE

Independence of the Board of Directors

The NASDAQ rules require a majority of the Company’s Board of Directors to be independent of the Company and its management. After review of all relevant transactions or relationships between each director, or any of his or her family members, and Conceptus, its officers and its independent registered public accounting firm, the Board has a responsibility to make an affirmative determination that such directors are “independent” as defined in the NASDAQ rules. The Company’s Board has affirmatively determined that all of its members are independent under the NASDAQ rules, except for Ms. Tunstall and Mr. Grossman, who are employees of the Company.

Board Responsibilities and Risk Oversight

The Board’s primary responsibility is to seek to maximize long-term enterprise value. The Board selects senior management of the Company, monitors the performance of management and the Company and provides advice and counsel to management. Among other things, the Board at least annually reviews the Company’s long-term strategy, longer-term business plan and an annual budget for the Company. The Board also reviews and approves transactions in accordance with guidelines that the Board may adopt from time to time. In fulfilling the Board’s responsibilities, directors have full access to the Company’s management, external auditors and outside advisors. The Board carries out its role in the oversight of risk directly and through Board committees. The Board’s direct role includes the consideration of risk in the strategic and operating plans that are presented to the Board by management. It also includes the regular receipt and discussion of reports from Board committees and the periodic receipt and discussion of reports from Company’s outside counsel, from the Company’s Chief Financial Officer, the Company’s General Counsel and Chief Compliance Officer, from other members of management and from outside financial advisors.

With respect to the Board’s role in risk oversight of the Company, in accordance with its Risk Management Policy, the Board of Directors annually assesses the Company’s risk exposures and risk management of various parts of the business, including appropriate controls, guidelines and policies to minimize business risks and major financial risks and the steps management has undertaken to control them both at an annual presentation to the Board of Directors by management. Board committees carry out the Board oversight of risk as follows:

•

The Audit Committee oversees the Company’s financial reporting process, legal and regulatory compliance, performance of the independent auditor, financial and disclosure controls and adherence to the Company’s Code of Business Conduct and Ethics, and makes determinations regarding any significant transactions with affiliates under the Company’s polices relating to related party transactions.

•

The Compensation Committee reviews and approves the Company’s compensation and other benefit plans, policies and programs and considers whether any of those plans, policies or programs creates significant risks that are likely to have a material adverse effect on the Company.

•

The Nominating and Corporate Governance Committee reviews and considers the adequacy of the Company’s governance structures and reviews and makes determinations regarding the adequacy of director qualifications, including independence, and executive management succession planning.

The Board has also addressed risk through the adoption of corporate policies that includes a Code of Business Conduct and Ethics that is designed to ensure that directors, officers and employees of the Company are aware of their ethical responsibilities and avoid conduct that may pose a risk to the Company.

Board Leadership

The Company is focused on its corporate governance practice and values independent board oversight as an essential component of strong corporate performance to enhance enterprise value. The Board of Directors’ commitment to independent oversight is demonstrated by the fact that all of the directors, except the Chairman and the Chief Executive Officer, are independent. In addition, all of the members of the Board’s committees are independent. The Board of Directors acts independently of management and regularly holds independent director sessions of the Board without management present. It is the policy of the Board that the functions of the positions of Chief Executive Officer and Chairman be held by separate individuals. Moreover, while the Chairman of the Board is the Company’s former founder and former Chief Executive Officer, in accordance with such policy, the Board has appointed a Lead Independent Director, whose responsibilities include (i) serving as the Chairman of the Nominating and Corporate Governance Committee, (ii) coordinating the agenda of regularly scheduled Board meetings with the Chairman of the Board and the Chief Executive Officer, (iii) meeting with the Chairman of the Compensation Committee, the Chairman of the Board and the Chief Executive Officer to convey the results of the Chief Executive Officer’s annual performance evaluations, (iv) coordinating the activities of the independent directors, (v) coordinating the agenda for and chairing sessions of the independent directors and (vi) facilitating communications between the independent directors and the other members of the Board and the management of the Company. The Board of Directors believes this division of responsibilities is effective and in the best interests of the Company’s stockholders as it enhances the independence of the Board’s oversight while ensuring a high level of insight into the Company’s operations and strategies.

Board Meetings and Committees

During 2012, the Board of Directors held a total of eight meetings, either in-person or via teleconference. The independent directors met separately without non-independent directors at all regularly scheduled in-person board meetings.

The Board of Directors has an Audit Committee, Compensation Committee and a Nominating and Corporate Governance Committee. The Board of Directors will form ad hoc committees as necessary for a specific purpose. The Board has adopted a charter for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

During 2012, each director attended at least 75% of the meetings of the Board and the committees of the Board on which he or she served during the applicable time period.

Audit Committee

The Audit Committee currently consists of three independent directors, Messrs. Bonadio, LaViolette and Toni. Mr. Bonadio serves as the Chairman of the Audit Committee. During the last fiscal year, the Audit Committee held nine meetings. The primary responsibility of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audit of the financial statements of the Company. The Audit Committee operates under a written charter, a copy of which can be found in the “About Us” section of the Company’s website at www.conceptus.com.

The Board of Directors has determined that each member of the Audit Committee satisfies the independence and experience requirements of NASDAQ and Rule 10A-3(b)(1) of the Exchange Act. The Board of Directors has further determined that Mr. Bonadio is an “audit committee financial expert” as defined by Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended (the “Securities Act”).

Compensation Committee

The Compensation Committee currently consists of three independent directors, Messrs. Bishop, Toni and Wilson. Mr. Toni serves as the Chairman of the Compensation Committee. During the last fiscal year, the Compensation Committee held six meetings. The Compensation Committee administers the Company’s incentive compensation and benefits plans (including stock plans) and, in conjunction with the Board of Directors, establishes salaries, incentives and other forms of compensation for directors, officers and certain other employees. The Compensation Committee operates under a written charter, a copy of which can be found in the “About Us” section of the Company’s website at www.conceptus.com.

In fulfilling its responsibilities, the Compensation Committee may delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, except that it shall not delegate certain of its responsibilities relating to executive compensation or any matters where it has determined such compensation is intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), or is intended to be exempt from Section 16(b) under the Exchange Act pursuant to Rule 16b-3 by virtue of being approved by a committee of “outside directors.”

The Board of Directors has determined that all of the members of the Compensation Committee meet the independence requirements of NASDAQ, the Exchange Act and the Code.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently composed of three independent directors, Messrs. Bishop, LaViolette and Wilson. Mr. Wilson serves as the Nominating and Corporate Governance Committee’s Chair. The Nominating and Corporate Governance Committee establishes qualification standards for membership on the Board of Directors, identifies qualified individuals for membership on the Board of Directors and considers and recommends director nominees for election to the Board of Directors. The Nominating and Corporate Governance Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The Nominating and Corporate Governance Committee is also responsible for Chief Executive Officer’s succession planning, which it reviews annually. The Nominating and Corporate Governance Committee operates under a written charter, a copy of which can be found in the “About Us” section of the Company’s website at www.conceptus.com.

During 2012, the Nominating and Corporate Governance Committee held four meetings. The Company’s policy is for the Nominating and Corporate Governance Committee to consider stockholder recommendations for director nominee(s) that are submitted in accordance with the Company’s bylaws. The provisions of the Company’s bylaws relevant to stockholder submission of director nominee(s) are described in greater detail below. To date, the Company has not received any recommendations from stockholders requesting that the Nominating and Corporate Governance Committee consider a candidate for inclusion among the slate of nominees in the Company’s proxy statement.

Information Regarding the Director Nomination Process

In evaluating director nominees, the Nominating and Corporate Governance Committee considers, among other things, the following factors:

•	the appropriate size of the Board of Directors;

•	the needs of the Company with respect to the particular talents and experience of its directors;

•	the skills, experience and reputation of the potential nominee in relation to the capabilities already present on the Board of Directors;

•	the judgment and perspective developed through business experiences and/or educational endeavors;

•	the candidate’s ability to work with other members of the Board of Directors and management to further the Company’s goals and increase stockholder value; and

•	the ability to devote a sufficient amount of time to carry out the duties and responsibilities as a director.

The objective of the Nominating and Corporate Governance Committee is to structure a Board of Directors that brings to the Company a diversity of skills and perspectives developed through high-quality business and professional experience. In considering whether to recommend a prospective nominee for selection by the Board, including candidates recommended by stockholders, the Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. However, the Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a diverse mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. Other than the foregoing, there are no stated minimum criteria for director nominees. The Nominating and Corporate Governance Committee may, however, consider such other factors as it deems are in the best interests of the Company and the stockholders.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue to serve. Current members of the Board of Directors with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining new perspectives. If any member of the Board of Directors does not wish to continue in service, or if the Nominating and Corporate Governance Committee decides not to nominate a member for re-election, the Nominating and Corporate Governance Committee will identify the desired skills and experience of a new nominee as outlined above. To date, the Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future if necessary.

Stockholders may send any recommendations for director nominees to the Board of Directors or any individual director c/o Peter Wilson, Lead Independent Director, Conceptus, Inc., 331 East Evelyn Avenue, Mountain View, California 94041. Director nominees properly recommended by stockholders are evaluated by the Nominating and Corporate Governance Committee using the same criteria as other candidates.

As required under the Company’s bylaws, any stockholder recommendation for director nominee(s) should include:

•	the candidate’s name, age and addresses;

•	the number of Shares beneficially owned by the candidate (if any);

•	any information about any “Disclosable Interests” (as defined in the Company’s bylaws);

•

any other information relating to such nominee(s) that is required to be disclosed under the Exchange Act, including, without limitation, the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

•

a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the stockholder nominating such candidate, on the one hand, and the proposed candidate(s) or his or her respective affiliates and associates, on the other hand;

•	a questionnaire completed by the candidate(s), which questionnaire will be provided upon written request to the Company’s secretary; and

•

any other information as may reasonably be required by the Company to determine the eligibility of such candidate(s) to serve as an independent director of the Company in accordance with the Company’s Corporate Governance Guidelines.

In addition, any such stockholder recommendation for director nominee(s) should (a) include (i) the stockholder’s name and address, including, if applicable, the name and address as they appear on the books of the Company, (ii) the number of Shares beneficially owned by the stockholder and (iii) information about any other “Disclosable Interests” as defined in the Company’s bylaws; and (b) comply with all applicable requirements of the Exchange Act with respect to such nominations. To be considered timely and properly brought before an annual meeting of stockholders, any such stockholder recommendation for director nominee(s) must be delivered to the principal executive offices of the Company not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be received no later than the 90th day prior to such annual meeting, or, if later, the 10th day following the day on which public disclosure of the date of the annual meeting was first made. For any such timely and properly brought stockholder recommendation for director nominee(s) to be included in the proxy statement and form of proxy for an annual meeting of stockholders, the stockholder must provide notice as required by the Exchange Act.

Compensation Committee Interlocks and Insider Participation

As noted above, the Compensation Committee consists of Messrs. Toni (Chair), Bishop and Wilson. There are and were no interlocking relationships between the Board of Directors or the Compensation Committee and the board of directors or compensation committee of any other company in 2012, nor has any such interlocking relationship existed in the past. None of the members of the Compensation Committee is or has at any time during the past fiscal year been an officer or employee of the Company, was formerly an officer of the Company or has engaged in certain related transactions with the Company, as required to be disclosed by the SEC’s rules and regulations.

Annual Meeting Attendance

Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting of Stockholders, the Company encourages directors to attend and historically many of them have done so. All directors attended the Company’s annual stockholder meeting in May 2012 by telephone or in person.

Communications with the Board of Directors

Stockholders may communicate with the Board of Directors or any individual director by writing to the Board of Directors, c/o Peter Wilson, Lead Independent Director, Conceptus, Inc., 331 East Evelyn Avenue, Mountain View, California 94041. All communications received will be reported to the Board of Directors or the individual directors, as appropriate.

Code of Business Conduct and Ethics

The Company has adopted a written Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of its employees and to its Board of Directors. A copy of the Code of Ethics is available on the Company’s website at www.conceptus.com. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver for an executive officer from, a provision of the Code of Ethics by posting such information on the Company’s website at the address specified above.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors (the “Audit Committee”) currently consists of three independent directors, Messrs. Bonadio, LaViolette and Toni. Mr. Bonadio serves as the Chairman of the Audit Committee. Each Audit Committee member is “independent” under the Nasdaq Stock Market (“NASDAQ”) Listing Rules. Upon the recommendation of the Audit Committee and in compliance with the NASDAQ Listing Rules, the Board of Directors has adopted an Audit Committee Charter setting forth the requirements for the composition of the Audit Committee, the qualifications of its members, the frequency of meetings and the responsibilities of the Audit Committee.

Management has the primary responsibility for the consolidated financial statements and the reporting process, including the systems of internal accounting control. The Audit Committee’s primary responsibility is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

Management has represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including the requirements of Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards Volume 1, AU Section 380, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.) In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm’s independence from management and the Company, including the matters in the written disclosures and letter from the independent registered public accounting firm required by PCAOB Rule 3526 (Independence Discussions with Audit Committees) and considered the compatibility of non-audit services with the auditors’ independence. The Committee has approved the audit fees of the independent registered public accounting firm. It has also reviewed non-audit services and fees to assure compliance with regulations prohibiting the independent registered public accounting firm from performing specified services that might impair its independence, as well as compliance with the Company’s policies. The Audit Committee has discussed with the independent registered public accounting firm its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the independent registered public accounting firm in accordance with regulations promulgated by the Securities and Exchange Commission. The Audit Committee membership complies with the requirements of NASDAQ with respect to independence, financial literacy and financial management expertise. The Audit Committee has concluded that the independent registered public accounting firm is in fact independent of the Company.

The Audit Committee discussed with the Company’s independent registered public accounting firm the overall scope of and plans for its audit. The Committee has met with the independent registered public accounting firm, separately and together, with and without management present; to discuss the Company’s financial reporting processes and internal controls.

In reliance on the reviews and discussions referred to above, and without other independent verification, the Audit Committee recommended to the Board of Directors the inclusion of the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

The Audit Committee,

Thomas F. Bonadio, Chair

Paul A. LaViolette

Robert V. Toni

TRANSACTIONS WITH RELATED PERSONS

Related Party Transactions Policy and Procedures

The Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is the Board of Director’s preference to avoid related party transactions.

The Audit Committee, under its charter, has the responsibility of reviewing and approving in advance any proposed related party transactions as defined under Item 404 of Regulation S-K. Under the Code of Ethics, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. The Company’s Corporate Governance Guidelines require a director to promptly disclose to the Chairman of the Board of Directors and to the Lead Director any potential or actual conflict of interest involving him or her. Under the Guidelines, the Board of Directors will determine an appropriate resolution on a case-by-case basis. All directors must excuse themselves from any discussion or decision affecting their personal, business or professional interests. All related party transactions will be disclosed in the Company’s applicable filings with the SEC as required under the SEC’s rules and regulations.

Indemnification Agreements

The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of the Common Stock as of May 3, 2013 as to (i) each person who is known to the Company to beneficially own more than five percent of the Common Stock, (ii) each of the Company’s directors and director nominees, (iii) each of the Company’s executive officers named in the Summary Compensation Table (the “named executive officers”) below and (iv) all directors and executive officers as a group. As of May 3, 2013, the Company had 33,082,476 shares of Common Stock outstanding. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Conceptus, Inc., 331 East Evelyn, Mountain View, California 94041.

	Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number	Percent(2)
5% Stockholders:
T. Rowe Price Associates, Inc.(3)	4,837,465	14.62%
100 E. Pratt Street Baltimore, MD 21202
PRIMECAP Management Company(4)	4,677,378	14.14%
225 South Lake Ave., #400 Pasadena, CA 91101
Massachusetts Financial Services Company(5)	2,528,936	7.64%
111 Huntington Avenue Boston, MA 02199
Federated Investors, Inc.(6)	2,392,880	7.23%
Federated Investors Tower Pittsburgh, PA 15222-3779
BlackRock Inc.(7)	1,855,870	5.61%
40 East 52nd Street New York, NY 10022
FMR LLC(8)	1,829,055	5.53%
82 Devonshire Street Boston, MA 02109
The Vanguard Group(9)	1,680,371	5.08%
100 Vanguard Blvd. Malvern, PA 19355
Directors and Named Executive Officers:
Kathryn A. Tunstall	245,291	*
D. Keith Grossman	247,382	*
John L. Bishop	32,264	*
Thomas F. Bonadio	99,678	*
Paul A. LaViolette	34,440	*
Robert V. Toni	145,538	*
Peter L. Wilson	128,138	*
Gregory E. Lichtwardt	544,922	1.62%
Julie A. Brooks	163,693	*
David H. Chung	10,416	*
Lori M. Ciano	31,798	*
All directors and executive officers as a group (14 persons)	1,857,749	5.40%

*	Less than 1%.
(1)	Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock indicated as beneficially owned by them.

(2)	Percentage of ownership is based on 33,082,476 shares of Common Stock outstanding on May 3, 2013. The number of shares of Common Stock beneficially owned includes the shares issuable pursuant to equity awards that are exercisable within 60 days of May 3, 2013. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person.
(3)	Based solely on a Schedule 13G/A filed by T. Rowe Price Associates, Inc. (“Price Associates”) and T. Rowe Price New Horizons Fund, Inc. with the SEC on February 7, 2013, which reported that as of December 31, 2012, Price Associates is the beneficial owner of 4,837,465 shares, with sole voting power with respect to 960,765 shares and sole dispositive power with respect to 4,837,465 shares, and T. Rowe Price New Horizons Fund, Inc. is the beneficial owner of 2,146,000 shares, with sole voting power with respect to 2,146,000 shares and no dispositive power with respect to the shares.
(4)	On February 14, 2013, PRIMECAP Management Company reported in a Schedule 13G/A filed with the SEC that as of December 31, 2012, PRIMECAP Management Company is the beneficial owner of 4,677,378 shares, with sole voting power with respect to 3,963,478 shares and sole dispositive power with respect to 4,677,378 shares.
(5)	On February 12, 2013, Massachusetts Financial Services Company (“MFS”) reported in a Schedule 13G filed with the SEC that as of December 31, 2012, MFS is the beneficial owner of 2,528,936 shares, with sole voting power with respect to 2,380,347 shares and sole dispositive power with respect to 2,528,936 shares.
(6)	On February 12, 2013, Federated Investors, Inc. (“Federated Investors”), reported in a Schedule 13G/A filed with the SEC that as of December 31, 2012, each of Federated Investors and Voting Shares Irrevocable Trust (the “Trust”) has sole voting and dispositive power with respect to 2,392,880 shares and each of John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue (collectively, the “Trustees”) has shared voting and dispositive power with respect to 2,392,880 shares. Federated Investors is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (together the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own the shares. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Investors. All of Federated Investors’ outstanding voting stock is held in the Trust for which the Trustees act as trustees. The Trustees have collective voting control that they exercise over Federated Investors. Federated Investors, the Trust and each of the Trustees expressly disclaim beneficial ownership of such securities.
(7)	On February 8, 2013, BlackRock Inc. reported in a Schedule 13G/A filed with the SEC that as of December 31, 2012, BlackRock Inc. is the beneficial owner of 1,855,870 shares.
(8)	On February 14, 2013, FMR LLC and Edward C. Johnson 3d, Chairman of FMR LLC, reported in a Schedule 13G/A filed with the SEC that as of December 31, 2012, each of FMR LLC and Edward C. Johnson 3d is the beneficial owner of 1,829,055 shares. According to the Schedule 13G/A, Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR LLC, is the beneficial owner of 1,829,055 shares as a result of acting as an investment advisor to various investment companies. Each of FMR LLC and Edward D. Johnson 3d report having sole dispositive power with respect to such 1,829,055 shares and no voting power with respect to such shares. Voting power with respect to these shares resides with the Board of Trustees of Fidelity.
(9)	On February 12, 2013, The Vanguard Group reported in a Schedule 13G filed with the SEC that as of December 31, 2012, The Vanguard Group, an investment advisor and holding company, was the beneficial owner of 1,680,371 shares, with sole voting power with respect to 45,649 shares, sole dispositive power with respect to 1,636,322 shares and shared dispositive power to 44,049 shares. Vanguard Fiduciary Trust Company (“VFTC”), a wholly owned subsidiary of The Vanguard Group, Inc. and an investment manager of collective trust accounts, has sole voting and shared dispositive power with respect to 44,049 shares.

The following table sets forth the nature of the beneficial ownership of shares for each of the Company’s directors and named executive officers, and all of the Company’s directors and executive officers as a group:

	Beneficial Ownership of Common Stock as of May 3, 2013			RSUs Vesting w/in 60 days	Options and SARs Exercisable w/in 60 days
Name	Common Shares Owned		Phantom Stock			Total	Percentages
Kathryn A. Tunstall	153,120		—	7,735	84,436	245,291	*
D. Keith Grossman	22,382		—	—	225,000	247,382	*
John L. Bishop	24,529		—	7,735	—	32,264	*
Thomas F. Bonadio	32,907	(a)	—	7,735	59,036	99,678	*
Paul A. LaViolette	26,705		—	7,735	—	34,440	*
Robert V. Toni	71,107		—	7,735	66,696	145,538	*
Peter L. Wilson	37,586	(b)	2,521	7,735	80,296	128,138	*
Gregory E. Lichtwardt	29,946		—	—	514,976	544,922	1.62%
Julie A. Brooks	6,923		—	—	156,770	163,693	*
David Chung	—		—	—	10,416	10,416	*
Lori Ciano	549		—	—	31,249	31,798	*
All directors and executive officers as a group (14 persons)	413,200		2,521	46,410	1,395,618	1,857,749	5.40%

*	Less than 1%.
(a)	Includes 1,900 shares which are owned by Bonadio & Co., LLP, of which Mr. Bonadio is Managing Partner and Chief Executive Officer.
(b)	Includes 1,500 shares for which voting and investment power are shared.

Changes in Control

To the knowledge of the Company, no change in control of the Company has occurred since the beginning of its last fiscal year. However, the Offer, if consummated as described in the Offer to Purchase, will result in a change in control of the Company as described therein. See the Offer to Purchase for additional information concerning the Offer, Purchaser and Parent.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Specific due dates for these reports have been established, and the Company is required to disclose any failure to file these reports on a timely basis.

Based solely on the Company’s review of the copies of such forms furnished to it and written representations from the executive officers and directors, the Company believes that during fiscal 2012, all Section 16(a) filing requirements were met, except that Ms. Ciano and Mr. Chung failed to timely file Form 3s when they became subject to the reporting requirements of Section 16(a) of the Exchange Act.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

The Company’s directors play a critical role in guiding the strategic direction and overseeing the management of the Company. Recent developments in corporate governance and financial reporting have resulted in an increased demand for highly qualified and productive public company directors.

The many responsibilities and risks and the substantial time commitment of being a director require that the Company provide adequate compensation commensurate with the directors’ workload and opportunity costs. The Company’s outside directors are compensated based upon their respective levels of participation and responsibilities, including chairmanship on various committees. Outside directors receive a combination of annual cash retainers and equity grants in amounts that correlate to the responsibilities of each director in his or her service to the Company. In addition to this compensation, members of the Board of Directors are also eligible for reimbursement of expenses incurred in connection with attendance at Board and committee meetings and related activities, in accordance with the Company’s policy. The Board of Directors, the Compensation Committee and the Nominating and Corporate Governance Committee periodically review compensation for outside directors.

The following table describes the Company’s cash compensation practices for outside directors during 2012:

Paid in 2012
Annual Retainer:
Board Members	$55,000

Additional Annual Retainer:
Lead Director (as Nominating and Corporate Governance Committee Chair)	$35,000
Audit Committee Chair	$30,000
Compensation Committee Chair	$20,000

The Annual Retainer was paid quarterly in 2012. For 2012, Kathryn Tunstall, the Chairman of the Board of Directors, was paid as an employee, in lieu of the above described cash payments, an annual salary of $175,000, which was paid pursuant to the Company’s normal payroll.

Automatic Equity Grants

Amended and Restated Independent Director Equity Compensation Policy. The Amended and Restated Independent Director Equity Compensation Policy (effective January 1, 2008 and last amended in December 2010) provides for automatic grants to (i) each non-employee director on the date when initially elected to the Board as a non-employee director, or on the date on which he or she first becomes a non-employee director, an award of RSUs (“Initial RSUs”) with respect to that number of shares of Common Stock equal to $200,000 divided by the closing trading price of Common Stock on the date of grant and (ii) each continuing outside director an award of RSUs (“Subsequent RSUs”) with respect to shares of Common Stock equal to $110,000 divided by the closing trading price of the Common Stock on the date of grant. The Subsequent RSUs are granted on the date of each annual meeting of stockholders immediately following which the director is serving on the Board of Directors. A Director must have served on the Board of Directors for at least six (6) months prior to the date of such annual meeting to receive a Subsequent RSU grant. The Initial RSUs vest with respect to 1/5th on each of the first five anniversaries following the date of grant. The Subsequent RSUs vest with respect to 1/2 on each of the first two anniversaries following the date of grant. The shares subject to Initial RSUs and Subsequent RSUs are not issued to directors until the date they cease serving on the Board of Directors. All awards granted to non-employee Directors are subject to accelerated vesting upon a change in control.

RSU Grants to Kathryn Tunstall. Kathryn Tunstall, the Chairman of the Board of Directors, does not receive grants under the Amended and Restated Independent Director Equity Compensation Policy. Instead, the Board of Directors grants RSUs to Ms. Tunstall in its discretion, from time to time, generally in an equivalent amount as made to the independent directors. In May 2012, the Board of Directors granted Ms. Tunstall 6,447 RSUs, which vest with respect to 3,224 RSUs on May 22, 2013 and 3,223 RSUs on May 22, 2014, in each case, subject to Ms. Tunstall’s continued service to the Company. The number of RSUs granted to Ms. Tunstall is the same number of RSUs that would have been granted to Ms. Tunstall had she been eligible for a Subsequent RSU grant.

Director Compensation Table

The table below summarizes the compensation paid to the Company’s directors who are not named executive officers for the year ended December 31, 2012. Except for the amounts shown on this table, no other compensation was provided to the directors during 2012.

Name	Fees Earned or Paid in Cash	Stock Awards(2)	Total
Kathryn A. Tunstall(1)	$175,000	$109,986	$287,871
John L. Bishop	$55,000	$109,986	$164,986
Thomas F. Bonadio	$85,000	$109,986	$194,986
Paul A. LaViolette	$55,000	$109,986	$164,986
Robert V. Toni	$75,000	$109,986	$184,986
Peter L. Wilson	$90,000	$109,986	$199,986

(1)	As an employee of the Company, Ms. Tunstall is also party to a change of control agreement with the Company, which is discussed below under the heading “Termination-Based Compensation.”
(2)	Amount represents the grant date fair value of RSUs and SARs granted during 2012 as calculated in accordance with the provisions of Accounting Standards Codification (“ASC”) Topic 718, Compensation—Stock Compensation.

The following table shows aggregate total number of stock options and SARs outstanding and unvested RSUs for each director as of December 31, 2012:

	Options and SARs	RSUs
Name	Total Number of Shares	Shares Unvested
Kathryn A. Tunstall	104,436	10,958
John L. Bishop	—	20,753
Thomas F. Bonadio	116,536	10,958
Paul A. LaViolette	—	14,900
Robert V. Toni	66,696	10,958
Peter L. Wilson	120,296	10,958

Compensation Discussion & Analysis

This section explains how the Company compensated its named executive officers, or NEOs, during fiscal year 2012. The individuals who served as the Company’s NEOs during fiscal 2012 are listed below and detailed information about their compensation is presented in the tables and narratives that follow:

Name	Title
D. Keith Grossman	President, Chief Executive Officer
Gregory E. Lichtwardt	Executive Vice President, Operations and Chief Financial Officer
David H. Chung(a)	Executive Vice President, Chief Commercial Officer
Julie A. Brooks	Executive Vice President, General Counsel, Secretary and Chief Compliance Officer
Lori M. Ciano(b)	Executive Vice President, Human Resources

(a)	Mr. Chung commenced employment as Chief Commercial Officer and Executive Vice President on August 13, 2012.
(b)	Ms. Ciano commenced employment as Executive Vice President, Human Resources on March 26, 2012.

Overview of Compensation Philosophy, Principles and Policies

The goal of the compensation program for the Company’s NEOs is to maximize the enterprise value over time, ensure that an appropriate relationship exists between executive pay and the creation of long-term enterprise value, while concurrently enabling the Company to attract, retain, reward and motivate high caliber employees. The Company believes that it is essential to ensure that an appropriate relationship exists between executive pay and the creation of long-term stockholder value, and that the skills, experience and dedication of NEOs are critical factors that contribute directly to the Company’s operating results, thereby enhancing stockholder value. As a result, the compensation program for NEOs is designed to (1) be competitive with the compensation programs of the Company’s peer companies in order to ensure that the Company can continue to attract, retain, reward and motivate high-performing executive talent, (2) align NEO compensation with the Company’s corporate strategies, business objectives and the long-term interests of the Company’s stockholders, (3) increase the NEOs’ incentives to achieve key strategic and financial performance measures by linking their incentive compensation to the achievement of performance goals related to such measures and (4) encourage the NEOs to increase the Company’s long-term value by providing a portion of total compensation in the form of equity awards that provide them with the opportunity to directly hold stock in the Company. To accomplish these goals, the Company seeks to provide a total compensation program for NEOs that establishes base salaries in a competitive range, bonus opportunities that reward above-average performance and stock-based incentive programs designed to achieve long-term corporate financial goals and build NEO stock ownership.

The Company’s NEOs’ compensation currently has three primary components: base compensation or salary, annual cash incentives and long-term equity incentive awards. In addition, the Company provides the NEOs a variety of health, welfare and retirement benefits that are available generally to all employees. The Company believes that a mix of both cash and equity incentives is appropriate, as cash incentives reward NEOs in the near term for achieving superior performance, while equity incentives motivate NEOs to achieve superior performance over the longer term and, through the imposition of vesting conditions, incentivize retention over a multi-year period.

The Compensation Committee reviews and analyzes relevant survey data when setting executive compensation target ranges for base salaries, annual incentive bonuses and long term equity incentives. In assessing market competitiveness of total executive compensation packages, the compensation of the Company’s NEOs are reviewed against executive compensation survey data of a peer group of medical technology companies identified by the Compensation Committee’s independent compensation consultant, Radford, an Aon Hewitt consulting company, which is engaged directly by the Compensation Committee. The Company’s 2012 peer group included companies that:

•	are similar to the Company in terms of their size (for example, revenue and market capitalization), industry and global presence;

•	have executive officer positions that are comparable in terms of breadth, complexity and scope of responsibilities; and

•	are located in comparable markets.

The Compensation Committee analyzes each component of executive compensation, including base salaries, annual incentive bonus and long term equity incentives, with the goal of setting compensation for the Company’s NEOs between the 50th percentile and the 75th percentile. The specific companies included in the peer group are reviewed by the Compensation Committee each year and may change based on such companies’ size, relevance or other pertinent factors.

In determining the amount of the actual cash and equity incentives awarded to the Company’s NEOs each year, the Compensation Committee considers each NEO’s total compensation for both the short and long term to assess the overall incentive and retentive value of the applicable NEO’s compensation package. As part of the process of establishing and adjusting executive compensation levels, on an annual basis, the Compensation Committee seeks the input of the Chief Executive Officer regarding the individual performance of the other NEOs.

Role of the Compensation Committee

The Compensation Committee has the primary authority to determine and recommend to the Board of Directors, the level and type of all forms of compensation to be granted to the Company’s NEOs in furtherance of the Company’s compensation objectives. These recommendations from the Compensation Committee are taken into considerations by the Board of Directors, who has the final approval authority. All of the members of the Compensation Committee are independent under the standards established by NASDAQ and “outside directors” under Section 162(m) of the Code. In 2012, the Compensation Committee met six times, and each member of the Compensation Committee attended at least 75% of the meetings. Compensation Committee meetings typically have included, for all or a portion of each meeting, not only the Compensation Committee members but also the Company’s Chairman of the Board of Directors, the Company’s Chief Executive Officer, the Company’s General Counsel and EVP of Human Resources (except during discussions regarding their respective compensation) and a representative of Radford.

At the regularly-scheduled Compensation Committee meetings, the Compensation Committee discusses and reviews the Company’s compensation philosophy and objectives for the following year and reviews with Radford the Company’s peer group companies for the following year after which, the final recommendations are provided to the Board of Directors for final approval as discussed below under “Benchmarking.” The compensation packages for the Company’s NEOs are reviewed annually by the Compensation Committee based on an analysis, provided by Radford, of all elements of the Company’s executive compensation program (both separately and in the aggregate), including the use and form of equity compensation, the results of Radford’s analyses and the salary, bonus and equity compensation recommendations proposed by the Company’s Chief Executive Officer for the other NEOs. In an executive session without the Company’s Chief Executive Officer present, the Compensation Committee recommends, and the Board of Directors determines and approves the Company’s Chief Executive Officer’s compensation based on its assessment of his performance and a review of external compensation information provided by Radford

Each year, the Company’s Chief Executive Officer submits a proposal to the Compensation Committee for a cash incentive bonus plan for the Company’s next fiscal year, under which its employees, including the Company’s NEOs, may be eligible to earn cash incentive bonuses based, in part, on the Company’s corporate financial and operational goals for the following year. The Compensation Committee then reviews the proposed plan and Radford’s analysis of similar plans maintained by the Company’s peer group companies and, during the first quarter of the next fiscal year, makes recommendations to the Board of Directors who adopt a cash incentive bonus plan. The Compensation Committee also reviews the financial and operating results for each year compared to the targets under the cash incentive bonus plan in the first quarter of the year following the year to which the bonus plan relates and makes recommendations to the Board of Directors who determine the level at which cash incentive bonuses will be paid, taking into consideration the Chief Executive Officer’s recommendations with respect to the bonuses for the NEOs that report directly to him.

In setting final compensation levels for the Company’s NEOs for 2012, the Compensation Committee considered many factors, including, but not limited to:

•	the scope, strategic and operational impact of the NEO’s responsibilities;

•	the Company’s past and current business performance and future expectations;

•	the Company’s long-term goals and strategies;

•	the performance and experience of each individual;

•	relative levels of pay among the officers;

•	the amount of base salary in the context of the NEOs total compensation and other benefits;

•	for equity-based incentives, the relative amounts of vested and unvested equity incentives then held by such named executive officer;

•	for each named executive officer other than the Company’s Chief Executive Officer, the evaluations and recommendation of the Company’s Chief Executive Officer; and

•

the competitiveness of the elements of compensation and of the compensation package, as a whole, relative to comparable executives at the peer group companies as highlighted by the independent analysis performed by Radford.

The Compensation Committee does not have a set formula for weighing the above criteria when setting compensation levels for the Company’s NEOs.

Role of the Independent Compensation Consultant

During 2012, Radford’s compensation experts worked with management to gather information required to perform their independent analysis of the Company’s compensation programs, and then furnished analytical data and presented directly to the Compensation Committee for purposes of advising it on compensation matters, including compensation for the Company’s NEOs during 2012. Radford representatives attended five meetings of the Compensation Committee during 2012 in which significant compensation issues were discussed, including incentive plan design and the Company’s equity incentive program. Radford reports directly to the Compensation Committee, and the Compensation Committee has the authority to direct Radford’s work and to maintain their services at the Compensation Committee’s sole discretion. Radford participates in executive sessions with the members of the Compensation Committee as requested. During 2012, Radford did not provide any other services to the Company. After review and consultation with Radford, the Compensation Committee determined that Radford is independent and that there is no conflict resulting from retaining Radford currently or during 2012.

Role of Stockholder Say-on-Pay Votes

In 2012, the Company’s stockholders voted to approve, on an advisory basis, the named executive officers’ compensation, with an approval rate of approximately 74%. As a result, the Compensation Committee continued to apply the same effective principles and philosophy it has used in previous years in determining executive compensation and did not make any material changes to its executive compensation program during 2012. The Compensation Committee will continue to consider stockholder concerns and feedback (including the outcome of the Company’s say-on-pay votes) in designing and implementing its executive compensation programs and making compensation decisions for the NEOs in the future. Further, the Compensation Committee will continue to work to ensure that management’s interests are aligned with the Company’s stockholders’ interests to support long-term value creation.

The Board of Directors previously determined to hold an advisory stockholder vote on the compensation of the named executive officers on an annual basis. Accordingly, the Company’s next advisory say-on-pay vote will occur at its 2013 annual stockholders’ meeting.

Benchmarking

When working with Radford to determine the Company’s peer companies, the Compensation Committee focused on identifying companies with whom it believes the Company competes for NEOs and other key employees, particularly those with generally comparable revenues, market capitalization and number of employees in the Company’s industry and adjacent industries (as noted above). The peer group is generally reviewed annually at the Compensation Committee’s regularly-scheduled, third-quarter Compensation Committee meeting to ensure that the individual companies within the peer group are comparable to the

Company as measured by revenue (less than $400 million), market capitalization (between $150 million and $1.5 billion), number of employees (between 100 to 600 employees) and scope of business. In addition, companies may be excluded due to mergers and acquisitions. These peer group companies are used to identify appropriate market reference points for gathering executive compensation data. The Compensation Committee recommended and the Board of Directors reviewed and approved the composition of the final peer group to ensure that companies were relevant for comparative purposes. The following peer group was used to conduct the named executive officer compensation review for 2012:

ABAXIS, INC	CYBERONICS, INC	KENSEY NASH CORP	QUIDEL CORP
ABIOMED, INC	DEXCOM, INC	LUMINEX CORP	SONOSITE CORP
ACCURAY, INC	ENDOLOGIX, INC	MAKO SURGICAL CORP	STEREOTAXIS, INC
ALIGN TECHNOLOGY, INC	EXACTECH, INC	NATUS MEDICAL, INC	THORATEC CORP
ALPHATEC, INC	HANSEN MEDICAL, INC	NUVASIVE, INC	VOLCANO CORP
ANGIODYNAMICS	INSULET CORP	PALOMAR MEDICAL TECHNOLOGIES, INC

For the Company’s 2013 peer group companies, which were recommended by the Compensation Committee, and approved by the Board of Directors in July 2012, the selection criteria included revenues of less than $400 million, market capitalization of between $150 million to $1.5 billion and employee size between 100 to 600 employees. These criteria were recommended and approved to accommodate growth by the Company over the next year. The Company believes that collectively the peer group used in 2012 was, at the time, representative of companies in the Company’s size range and industry that were a fair representation of the employment market in which the Company competes. For the 2013 peer group list, Radford recommended removing the following companies from the 2012 peer group list Align Technology, Hansen Medical and Stereotaxis as they fell outside of the revenue or market capitalization criteria discussed above and Sonosite as it had been acquired. Radford also recommended adding the following companies to the 2012 peer group to place the Company closer to the median for revenue and market capitalization: Atrion, Cryolife, Cynosure, NxStage Medical and Spectranetics. The following peer group was used to conduct the named executive officer compensation review for 2013:

ABAXIS, INC	CRYOLIFE, INC	INSULET CORP	NXSTAGE MEDICAL, INC
ABIOMED, INC	CYNOSURE, INC	KENSEY NASH CORP	SPECTRANETICS CORP
ACCURAY, INC	CYBERONICS, INC	LUMINEX CORP	PALOMAR MEDICAL TECHNOLOGIES, INC
ALPHATEC, INC	DEXCOM, INC	MAKO SURGICAL CORP	QUIDEL CORP
ANGIODYNAMICS	ENDOLOGIX, INC	NATUS MEDICAL, INC	THORATEC CORP
ATRION CORP	EXACTECH, INC	NUVASIVE, INC	VOLCANO CORP

Compensation Objectives

During 2012, the Compensation Committee reviewed the Company’s executive compensation programs and practices, and analyzed, for each named executive officer, all existing elements of his or her compensation (including base pay, cash bonus awards, total cash compensation, long-term incentive compensation in the form of equity awards and relocation expenses including reimbursement of housing and/or commuting expenses, if applicable). Because bonus and long-term incentive compensation plays a significant role in aligning the Company’s executives’ interests with the Company’s stockholders’ interests, annual incentives and long-term incentives constitute a substantial portion of the NEOs’ compensation.

The Company’s compensation program is comprised of the following components for the NEOs:

•	Base salaries;

•	Annual cash incentive bonus;

•	Long-term equity incentives;

•	Employment agreements providing for severance and change in control benefits; and

•	401(k), health and welfare plan benefits.

The Compensation Committee compared these compensation components separately, and in the aggregate, to compensation at the 2012 peer group companies as described above, in order to set each element of compensation at a level such that, for each named executive officer:

•	base salary is at a level that is between the 50th to 75th percentiles of base salaries paid to similarly-situated executives at peer group companies;

•

base salary and target cash incentive compensation, combined, is at a level that is between the 50th and 75th percentiles of cash compensation paid to similarly-situated executives at peer group companies;

•	equity-based compensation is at a level that is between the 50th and 75th percentiles of equity-based compensation to similarly-situated executives at peer group companies; and

•

cash and equity compensation, combined, is at a level that is at between the 50th and 75th percentiles of aggregate cash and equity compensation paid to similarly-situated executives at peer group companies.

The Compensation Committee believes that these elements of compensation, when combined, effectively achieve the overall objectives of the Company’s compensation program. The Company’s total compensation objective recognizes that over the long-term, the Company will generate greater stockholder returns with a management team that is superior to its peer group, while supporting the Company’s commitment to pay for performance when the Company meets or exceeds objectives that can lead to an increase in stockholder value. The market reference points discussed above are used as a guideline in designing the Company’s compensation programs. The Compensation Committee may recommend and the Board of Directors may approve individual compensation arrangements that are above or below the guidelines based on the criteria outlined above.

Base Salary Philosophy

The Company utilizes salary as the base amount necessary to retain named executive officer talent. The Company fixes named executive officer base compensation at a level the Company believes enables the hiring and retention of a management team that is comparable to the Company’s peer group companies and to reward exceptional individual performance and an exceptional level of contribution to the Company’s overall business goals. The salaries for each of the Company’s NEOs during the last three fiscal years are listed below in the Summary Compensation Table.

The Compensation Committee recommended and the Board of Directors approved increases to the 2012 base salaries of each of the Company’s NEOs based on individual performance, experience and position, and the Company’s objective to pay base salaries at a level that is at approximately the 50th to 75th percentile level of base salaries paid to executives at peer group companies given the hiring and retention pressures in the Silicon Valley.

Bonus Plan Philosophy

The Company uses cash incentives to reward performance achievements over a period of one year or less, to closely align corporate performance with executive compensation and reinforce a sense of accountability in the Company’s NEOs. The Compensation Committee determines the NEOs eligible for these incentives and the performance measures and other terms and conditions of these incentives for NEOs. Incentive compensation targets for the Company’s NEOs are established by the Compensation Committee as a pre-determined percentage of base salary, based on performance against specified corporate financial metrics and operational goals that are intended to provide a competitive level of compensation when these metrics and goals are achieved. The actual incentive award for each NEO is determined according to the level of achievement against these performance objectives after the close of the relevant performance period. Pursuant to the Company’s clawback policy, the Company may recover awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would have reduced the size of the award or payment.

Equity Incentive Philosophy

The Company has historically granted equity incentives in the form of stock appreciation rights (“SARs”), nonqualified options (“NQOs”) and restricted stock units (“RSUs”), as determined by the Compensation Committee, to the Company’s executive officers to aid in their retention, to motivate them to assist the Company with the achievement of corporate strategic, financial and operational objectives and to align their interests with those of the stockholders by providing them with an equity stake. Because the Company’s executive officers are awarded SARs and NQOs with an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant, SARs and NQOs will have value to the Company’s executive officers only if the market price of the Common Stock increases after the date of grant, creating a direct, meaningful link between stockholder value and the equity component of an executive officer’s individual compensation. Typically, the Company’s SARs and NQOs vest at a rate of 12.5% of the shares subject to the SARs and NQOs on the first six month anniversary of the grant date, and with the remaining SARs and NQOs vesting monthly on a ratable basis thereafter for a total four-year vesting period, and become exercisable as they vest. The Company’s restricted stock unit grants typically vest at a rate of 25% of the shares on the first year anniversary of the grant date, with the remaining shares vesting annually thereafter for a total four-year vesting period.

The Company granted RSUs to the executive officers in 2012 based, in part, upon the recommendation of Radford and Radford’s analysis that many of the Company’s peer group companies grant RSUs to their executive officers, and in order to carefully manage the equity burn rate of the Company’s equity incentive plan by providing the Company’s executive officers with equity incentive that results in less dilution to the Company’s stockholders. A restricted stock unit is a promise to issue shares of the Common Stock upon vesting, at no cost to the recipient. RSUs will also have more value to the Company’s executive officers as market price of the Common Stock increases after the date of grant, maintaining the link between stockholder value and officer compensation.

Equity grants are granted to executive officers when the executive first joins the Company or in connection with a promotion or significant change in responsibilities. In addition, the Compensation Committee considers performance-based annual grants for executive officers, with grants typically made at the Compensation Committee’s regularly scheduled first quarter Compensation Committee meeting, taking into account such executive’s performance, comparable equity grants to executives in the market, input from Radford, including with respect to benchmarking against the Company’s peer group, and such executive’s then-unvested equity position in determining whether to make a grant to an executive officer in a given year. The number of shares subject to each grant of SARs, NQOs and/or RSUs is within the discretion of the Compensation Committee, with recommendations by the Chief Executive Officer for all executives other than himself, based on such factors, as well as equity grant guidelines approved by the Compensation Committee. These guidelines are established based in part on a comparative market assessment performed by Radford.

The date on which an equity award is granted is the date specified in the resolutions of the Company’s Board of Directors, or applicable committee or sub-committee of the Board, in which the grant is approved. The grant date must fall on or after the date on which the resolutions are adopted by the Board or committee. For NQOs, the exercise price is the closing sale price of the Common Stock on the grant date, as reported by NASDAQ. The Company does not have any program, plan or practice to time the grant of equity awards in coordination with the release of material non-public information. The Company does not time or plan the release of material, non-public information for the purpose of affecting the value of executive compensation.

The Compensation Committee periodically reviews the Company’s equity usage. The Compensation Committee endeavors to ensure that the use of equity is comparable to the equity usage of other companies in the Company’s peer group and for 2012 determined to begin using both NQOs and RSUs, with RSUs considered as a 1:2.5 NQOs equivalent, as equity incentives for new hires and ongoing performance grants to existing employees, with selected restricted stock grants used as special incentives.

Components of Compensation

Base Salaries

The Compensation Committee evaluates the performance of the Chief Executive Officer and makes salary recommendations to the Board of Directors for all NEOs (taking into account the Chief Executive Officer’s assessment of the other NEO’s performance). Named executive officer salaries are determined based on the Compensation Committee’s review of data from the Company’s peer group, on evaluation of each officer’s individual performance throughout the year, level of responsibility, overall salary structure, budget guidelines and assessment of the Company’s financial condition. This approach ensures that the Company’s cost structure will allow it to remain competitive in its markets. To aid the Compensation Committee in making its determination and recommendation to the Board of Directors, the Chief Executive Officer provides recommendations annually to the Compensation Committee regarding the compensation of all NEOs, excluding himself. Each named executive officer of the Company participates in an annual performance review with the Chief Executive Officer to provide input about his or her contributions to the Company’s success for the period being assessed. After receiving the Chief Executive Officer’s input and the results of the named executive officer evaluations, the overall performance of the Company’s NEOs is reviewed by the Compensation Committee and the Board of Directors. Actual base pay for each named executive officer is determined by the Compensation Committee and approved by the Board of Directors as a result of this process. The Chief Executive Officer does not participate in discussions with the Board of Directors or the Compensation Committee regarding his own performance or base salary.

In determining and approving 2012 base salary increases for the NEOs, the Compensation Committee assessed the following: (1) the individual named executive officer’s performance in 2011 versus expectations, (2) the named executive officer’s base salary compared to executives in the same or similar positions at peer group companies and (3) the Company’s performance in 2011 versus the financial goals and other strategic objectives established by the Company. The Board and Compensation Committee approved increases from 2.4% to 5% in the base salaries of the NEOs, as set forth in the table below.

Base salaries paid to the Company’s NEOs in fiscal year 2012 were as follows. The base salary for Mr. Grossman, the President and Chief Executive Officer, was $525,000 for 2012. His salary is between the 50th and 75th percentile of the Company’s peer group range for his position. Mr. Lichtwardt’s base salary for 2012 was above the 75th percentile of the Company’s peer group for his position. Mr. Chung’s base salary for 2012 was above the 75th percentile of the Company’s peer group for his position. Ms. Brooks’ base salary for 2012 was at the 60th percentile of the Company’s peer group for her position. Ms. Ciano’s base salary for 2012 was above the 75th percentile of the Company’s peer group for her position. It is the Compensation Committee’s intent to continue to review periodically base salary information to monitor competitive ranges within the applicable market, including information related to geographic location and individual job responsibilities. No formula based salary increases are provided to the NEOs. Financial goals and individual strategic goals for each named executive officer are discussed below.

At its regularly scheduled first quarter meeting held in February 2012, the Board of Directors, based on recommendations from the Compensation Committee, approved the following base salary increases for the Company’s NEOs in 2012: Mr. Lichtwardt received a salary increase of 2.4% in 2012 and Ms. Brooks received a salary increase of 5.0% in 2012. None of the other NEOs received base salary increases during 2012.

NEO base salaries for 2012 and 2011 were as follows:

Name	2012	2011	% increase
D. Keith Grossman	$525,000	$525,000	0.0%
Gregory E. Lichtwardt	$348,000	$340,000	2.4%
David H. Chung	$325,000	—	NA
Julie A. Brooks	$312,300	$297,300	5.0%
Lori M. Ciano	$270,000	—	NA

Annual Incentive Bonus

The Board of Directors, acting from recommendations provide by the Compensation Committee, structures the Company’s annual incentive bonus program to reward its named executive officers based on the Company’s fiscal year performance and the individual named executive officer’s contribution to that performance. Each year, after the Company’s annual financial planning process, the Compensation Committee and the Board of Directors establish the financial objectives that need to be achieved by the Company for the named executive officers to earn the portion of the target bonus that relates to financial objectives. These financial objectives vary from year to year, depending on the Company’s business goals. In determining the compensation awards payable to each named executive officer, the Board evaluates the Company’s performance in relation to the approved financial objectives and individual named executive officer’s performance for the year.

The Company’s Chief Executive Officer recommends and the Board and Compensation Committee approve the individual performance objectives for each of the named executive officers except the Chief Executive Officer. The Chief Executive Officer’s individual performance objectives are set by the Lead Director, Compensation Committee Chairman and the Chairman of the Board of Directors and approved by the Board of Directors. The annual incentive bonus awarded to any named executive officer, other than the Chief Executive Officer, may be increased or decreased at the recommendation of the Chief Executive Officer, subject to Board of Directors approval, as a result of the individual named executive officer’s performance and/or contribution to Company achievement of financial objectives. The annual incentive bonus award for the Chief Executive Officer may be increased or decreased at the sole discretion of the Board of Directors. Each named executive officer’s performance, including the Chief Executive Officer’s, is evaluated against the specific financial goals and individual performance objectives prior to the payment of any bonus and the final bonus payment may be adjusted relative to the achievement of those goals. The performance criteria in the annual incentive bonus program may be adjusted by the Board to account for unusual events, such as extraordinary transactions, foreign currency fluctuations, asset dispositions and purchases and merger and acquisitions if, and to the extent, the Board considers the effect of such events material to the Company’s performance.

Each named executive officer has a target annual bonus that is a fixed percentage of his or her salary. In 2012, the target bonus percentages were 90% of base salary for Mr. Grossman, 60% of base salary for Messrs. Lichtwardt and Chung and Ms. Brooks, and 50% of base salary for Ms. Ciano.

For 2012, 80% of the target bonus for each named executive officer was tied to achievement of Company financial objectives, including a revenue goal comprising 48% of the overall potential bonus payout and an adjusted EBITDA goal (earnings before income taxes depreciation, amortization and non-cash equity compensation) comprising 32% of the overall potential bonus payout (Financial Objectives). The remaining 20% of the target bonuses was tied to achievement of individual objectives established for each named executive officer (Individual Objectives). For the Financial Objectives, the Compensation Committee established a minimum, target and maximum level for achievement. The 2012 revenue goal ranged from $132.1 million (minimum) to $153.0 million (maximum) with 100% payout at $139.1 million (target). There was an overachievement payout of up to 150% based upon a sliding scale for revenue above $139.1 million and up to $153.0 million. The adjusted EBITDA target ranged from $24.2 million (minimum) to $25.5 million (maximum) with 100% payout at $25.5 million (target). If the Company did not achieve at least $132.1 million in revenue and $24.2 million of adjusted EBITDA during 2012, the bonus plan would not be funded and no bonuses would be paid. If revenue and adjusted EBITDA were at least $132.1 million and $24.2 million, respectively, 50% of the bonuses would be paid.

In 2012 the Company achieved revenue of $140.7 million, which was equal to 101.2% of plan. This resulted in an overachievement payout, based on the bonus plan guidelines, of 105.9% of the total target. Mr. Grossman’s individual strategic goals included: improving operating practices; product improvement; strengthening the leadership team; and long-term strategic planning. Mr. Grossman achieved 98% of his Individual Objectives and received a bonus for 2012 of $497,875 which was 95% of his base salary. Mr. Lichtwardt’s individual strategic goals included: enhancing the forecasting process; manufacturing strategy; management of operating expenses; and leading the headquarters move project. Mr. Lichtwardt achieved a total of 95% of his Individual Objectives and received a bonus for 2012 of $218,908, which was 63% of his base salary. Mr. Chung’s individual strategic goals included: accelerating the growth of Essure sales; integrating of the sales and marketing departments into an aligned commercial department; and improving the international organizations’ capabilities. Mr. Chung achieved 100% of his Individual Objectives and received a bonus for 2012, pro-rated for his hire date, of $79,207, which was 24% of his base salary. Ms. Brooks’ individual strategic goals included: strengthening the Company’s intellectual property portfolio; supporting sales expansion in international markets; enhancing company legal compliance practices; and optimizing the Company’s patent litigation. Ms. Brooks achieved 100% of her Individual Objectives and received a bonus for 2012 of $198,435, which was 64% of her base salary. Ms. Ciano’s individual strategic goals included: developing the talent management system; structuring compensation philosophy and guidelines; and enhancing recruiting and on-boarding processes. Ms. Ciano achieved 100% of her Individual Objectives and received a bonus for 2012 of $142,965, which was 53% of her base salary. While under the annual incentive compensation program, Ms. Ciano’s bonus would have been pro-rated to reflect her start date of March 26, 2012, the Compensation Committee elected to pay Ms. Ciano’s bonus without pro-ration based on its determination that Ms. Ciano significantly over achieved her Individual Objectives and their expectations for her first year with the Company.

Cash-based annual incentives earned by the Company’s NEOs in 2012 compared to 2011 are set forth below:

	2012			2011
Name	% of MBO achieved(1)	Total $ Bonus	Bonus as a % of Base Salary	% of MBO achieved (1)	Total $ Bonus	Bonus as a % of Base Salary
D. Keith Grossman	98%	$497,876	95%	—	—	—
Gregory E. Lichtwardt	95%	$218,908	63%	98%	$40,127	12%
David H. Chung	100%	$79,207	24%	—	—	—
Julie A. Brooks	100%	$198,435	64%	120%	$42,811	14%
Lori M. Ciano	100%	$142,965	53%	—	—	—

(1)	MBO: Management Based Objectives are established at the beginning of the year for each Plan participant to ensure individual priorities are aligned with the Company’s corporate goals.

Long-Term Equity Incentives

The Company believes that stock-based performance compensation is essential to aligning the interests of management and the stockholders in enhancing the long-term value of the Company’s equity. The Company’s 2010 Equity Incentive Award Plan provides for the issuance to the Company’s officers and employees of shares of the Common Stock pursuant to various equity incentive awards, including options, RSUs and SARs. These awards typically vest over four years. These awards are granted to the Company’s officers and other employees both to build the value of the Company and to retain key individuals.

Generally, the Compensation Committee believes that granting equity awards in the form of stock options, RSUs and SARs can be an effective tool for meeting the Company’s compensation goal of increasing long-term stockholder value by tying the value of named executive officer compensation to the Company’s stock performance in the future. Recipients are able to profit from stock options or SARs only if the Company’s stock price increases in value over the stock option’s or SARs’ exercise price. RSUs that vest over time, on the other hand, provide named executive officers a continued incentive even if the price of the Common Stock declines. RSUs will also have more value to the Company’s executive officers as market price of the Common Stock increases after the date of grant, maintaining the link between stockholder value and officer compensation. The Board of Directors granted the named executive officers RSUs as well as SARs because RSUs are more efficient with respect to the use of the Company’s equity plan share reserves. Fewer shares need to be issued to provide a retention and incentive value similar to stock options, and therefore, are effective tools in retaining and motivating employees.

During 2011, Mr. Grossman was granted 600,000 SARs and 150,000 RSUs as his initial grant when joined the Company as President and Chief Executive Officer on December 8, 2011 and therefore did not receive an equity award grant in the first quarter of 2012. During the first quarter of 2012 Mr. Lichtwardt and Ms. Brooks were each granted 30,000 SARs and 12,500 RSUs. These amounts were determined based upon comparisons to executives in similar positions in peer group companies, together with individual performance. The approved grants were consistent with the Company’s philosophy with grants falling between the 25th and 75th percentile when compared to peer practices both on a value to value basis and examining the grant as a percent of company. Ms. Ciano, who joined the Company in March 2012, was granted 100,000 SARs in connection with her commencement of employment and Mr. Chung, who joined the Company in August 2012, was granted 50,000 NQOs and 40,000 RSUs in connection with his commencement of employment. These grants were consistent with the Company’s practice of making an initial option grant to executives at the time they first join the Company. The grants made in 2012 were also within the burn rate commitment made by the Company in connection with seeking stockholder approval for its 2010 Equity Incentive Award Plan. For more information relating to the Company’s burn rate commitment, please see the 2010 Proxy filed with the SEC on April 30, 2010.

Termination-Based Compensation

The Compensation Committee makes recommendations, which the Board of Directors approves, to provide named executive officers with termination protection when it determines that such protection is necessary to attract or retain an executive and to promote internal equity among executives with the same level of responsibility and authority within the Company.

Accordingly, in connection with certain terminations of employment, the Company’s named executive officers may be entitled to receive certain severance payments and benefits pursuant to their respective employment agreements and change of control agreements, described below under the heading “Employment Contracts, Termination of Employment and Change in Control Arrangements.”

The Company entered into a Change of Control Agreement with Kathryn Tunstall in 2007, which was amended and restated in January 2009, and which includes acceleration of vesting of the unvested shares subject to her option or other equity awards and provides certain severance payments if her employment is involuntary terminated within two years after a change of control transaction, including salary payments, health benefits and certain other placement services, as described under the section entitled “Employment Contracts, Termination of Employment and Change in Control Arrangements.” The Company believed the Amended and Restated Change of Control Agreement was necessary in order to retain Ms. Tunstall’s services and that the size of the severance package is appropriate in light of Ms. Tunstall’s performance for the Company over time and the stage of the Company.

The Company and Mr. Grossman are parties to an agreement providing for certain severance payments if his employment is involuntarily terminated within two years following a change of control transaction, including salary and bonus payments, and health benefits and the acceleration of his options as described under the section entitled “Employment Contracts, Termination of Employment and Change in Control Arrangements.” The Company believes that this agreement remains necessary in order to retain Mr. Grossman’s services and that the size of the severance package is appropriate in light of Mr. Grossman’s responsibilities for the Company and the Company’s stage of development.

The Company is party to an agreement with each of Mr. Lichtwardt, Mr. Chung, Ms. Brooks and Ms. Ciano that includes acceleration of vesting of the unvested shares subject to the option or other equity awards and provides for certain severance payments if his or her employment is involuntarily terminated within two years following a change of control transaction, including salary and bonus payments, health benefits, certain other placement services and the acceleration of all of his or her options as described under the section entitled “Employment Contracts, Termination of Employment and Change in Control Arrangements.” The Company believes that these agreements remain necessary in order to retain the services of each of these named executive officers and that the size of each of their severance and change of control packages is appropriate in light of severance and change of control benefits provided by peer group companies to executives in similar positions.

Tax Impact on Compensation

The Compensation Committee has considered the impact of Section 162(m) of the IRC, which limits the deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for certain executive officers (other than the Chief Financial Officer), unless such compensation meets the requirements for the “performance based compensation” exception to the general rule. The Compensation Committee and the Board of Directors intend to continue seeking a tax deduction for all of the Company’s executive compensation to the extent that the Compensation Committee determines that it is in the best interests of the Company to do so. All of the stock options and SARs granted to the Company’s named executive officers are intended to qualify under Section 162(m) of the Code as performance-based compensation, although the income derived from RSUs granted to the Company’s named executive officers generally does not qualify as performance-based compensation under Section 162(m) of the Code.

Employee Stock Purchase Plan

In order to provide employees at all levels with greater incentives to contribute to the Company’s success, the Company makes available to all employees, including its named executive officers, the opportunity to purchase discounted Common Stock under an Employee Stock Purchase Plan, qualified under Section 423 of the Code.

Retirement Benefits

In order to provide employees at all levels with greater incentive, the Company makes available to all employees, including its named executive officers, the opportunity to make contributions to the Company’s retirement savings (the “401(k)”) plan, under which employees based in the U.S., including the Company’s named executive officers, may elect to defer up to 15% of their total compensation, not to exceed the amount allowed by applicable Internal Revenue Service regulations. For every dollar an employee contributes to the 401(k) plan, the Company provides a matching contribution of twenty-five cents, for the first 6% of compensation contributed by the employee.

Health Plan, Disability and Insurance Benefits

The Company makes available health plans, disability and insurance benefits to all employees, including to its named executive officers. The cost of the health plans is covered through contributions by both the employees and the Company. Disability and insurance benefits are paid by the Company for all employees.

Recoupment of Incentives from Named Executive Officers

In April 2007, the Board of Directors adopted a policy wherein the Board of Directors will, to the extent permitted by applicable law, require repayment of any bonus or incentive compensation, including stock options, restricted stock, RSUs or SARs (collectively, “Equity Awards”) paid or issued to any named executive officer after April 15, 2007 where: (a) the amount of the bonus or incentive compensation, including Equity Awards, was based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (b) in the Board of Directors’ view the named executive officer engaged in any fraud or misconduct that caused or partially caused the need for the restatement or (c) the amount of the bonus or incentive compensation, including Equity Awards, paid to the named executive officer would have been lower had it been based upon the restated financial statements. In each such instance, the Company will seek to recover any amounts paid in excess of the amounts that would have been paid, including Equity Awards, based on the restated financial results. In addition, the Board of Directors may dismiss the named executive officer, authorize legal action for breach of fiduciary duty or take such other action as may fit the circumstances, subject to applicable law. The Board of Directors may, in determining the appropriate course of action, take into account penalties or punishments imposed by third parties, such as law enforcement agencies or regulators.

Equity Grant Practices

For the fiscal year ended December 31, 2012, the Company’s award grants to the named executive officers that were part of the comprehensive performance and retention compensation packages approved by the Board and Compensation Committee on February 28, 2012 for each named executive officer. The Company does not time the grant of equity-based awards to its named executive officers in coordination with the release of material non-public information. Annual grants are generally made at the Compensation Committee’s meeting during the first quarter of the year, which typically is held in late February. At its February 24, 2010 meeting, the Board of Directors, at a joint meeting with the Nominating and Corporate Governance Committee, approved the delegation of authority to a subcommittee consisting of the Company’s Chief Executive Officer and Chairman of the Compensation Committee, to make grants of equity awards to newly hired or newly promoted non-executive officer employees of the Company, whose grants are made throughout the year, within predetermined guidelines, with the date of such grants to be the 10th day of the month in which the grant previously was approved by such subcommittee. The Compensation Committee believes that setting the grant date at a pre-determined date each month removes any subjectivity in award pricing. All equity grants have been made under the Company’s 2001 Equity Incentive Plan, the Amended and Restated 2002 Non-Qualified Stock Option Plan, the 2010 Equity Incentive Plan or are stand-alone inducement grants (described below). The per share exercise price of stock options cannot be less than the closing per share sales price of the Common Stock on NASDAQ on the date of the grant.

Summary Compensation Table

The following table shows compensation information for the Company’s NEOs during the fiscal years 2012, 2011 and 2010:

Name and Principal Position	Earned in Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non- Equity Incentive Plan Awards(4)	All Other Compensation(5)		Total
D. Keith Grossman	2012	$525,000	—	—	—	$497,876	$5,250		$1,028,126
President and Chief	2011	$14,135	—	$1,924,500	$3,244,140	—	—		$5,182,775
Executive Officer	2010	—	—	—	—	—	—		—

Gregory E. Lichtwardt	2012	$348,000	—	$171,750	$163,434	$218,908	—		$902,092
EVP, Chief Financial	2011	$340,000	—	$52,800	$209,122	$40,127	—		$642,049
Officer	2010	$333,575	—	$136,990	$370,859	$40,029	—		$881,453

David H. Chung	2012	$112,500	—	$732,400	$365,230	$79,207	$27,658	(6)	$1,316,995
EVP, Chief Commercial	2011	—	—	—	—	—	—		—
Officer	2010	—	—	—	—	—	—		—

Julie A. Brooks	2012	$312,300	—	$171,750	$163,434	$198,435	$3,375		$849,294
EVP, General Counsel,	2011	$297,300	—	$52,800	$209,122	$42,811	$6,858		$608,891
Secretary and Chief	2010	$280,500	—	—	$123,620	$33,660	$2,375		$440,155
Compliance Officer

Lori M. Ciano	2012	$197,308	$32,902	—	$589,580	$110,063	$2,804		$932,657
EVP, Human Resources	2011	—	—	—	—	—	—		—
	2010	—	—	—	—	—	—		—

(1)	Ms. Ciano commenced employment as Executive Vice President, Human Resources on March 26, 2012. In accordance with the annual incentive compensation program, the bonus was to be pro-rated to reflect her start date, instead the Compensation Committee elected to pay Ms. Ciano’s bonus without pro-ration based on its determination that Ms. Ciano significantly overachieved her individual objectives and their expectations for her first year on the job. As a result of the Compensation Committee’s decision, Ms. Ciano received $32,902 as a discretionary bonus which would have been the amount of bonus she had received had she been part of the plan for the entire year.
(2)	The amounts included in the “Stock Awards” column represent the grant date fair value of RSUs granted in 2012 calculated in accordance with ASC 718. The Company provides information regarding the assumptions used to calculate the fair value of such RSUs in Note 13 to the Company’s consolidated financial statements included in the Original Annual Report, which was filed with the SEC on March 8, 2013. There can be no assurance that the RSUs will vest or that the grant date fair value amounts will ever be realized by the executives.
(3)	The amounts included in the “Option Awards” column represent the grant date fair value of stock options and SARs granted in 2012 calculated in accordance with ASC 718. The Company provides information regarding the assumptions used to calculate the fair value of such options and SARs in Note 13 to the Company’s consolidated financial statements included in the Original Annual Report, which was filed with the SEC on March 8, 2013. There can be no assurance that the awards will vest or that the grant date fair value amounts will ever be realized by the executives.
(4)	The amounts included in the “Non-Equity Incentive Plan Awards” column represent the cash bonus earned by the respective NEO.
(5)	The amounts in the “All Other Compensation” column consist of the following matching 401(k) contributions made by the Company during 2012: $5,250 with respect to Mr. Grossman, $1,688 with respect to Mr. Chung, $3,375 with respect to Ms. Brooks and $2,804 with respect to Ms. Ciano.
(6)	The “All Other Compensation” column for Mr. Chung includes an amount equal to $25,970 paid by the Company in connection with his relocation as he commenced employment as Chief Commercial Officer and Executive Vice President on August 13, 2012.

Grants of Plan-Based Awards for 2012

The following table shows all plan-based awards granted to the NEOs in fiscal year 2012:

		Estimated Future Payments Under Non-Equity Incentive Plan Awards		All other Stock Awards: Number of Shares of Stock or Units (#)(1)	All other Options Awards: Number of Securities Underlying options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock Options and Awards(4)
Name	Grant Date	Target $	Maximum $
D. Keith Grossman		$472,500	$708,750

Gregory E. Lichtwardt		$208,800	$313,200
	2/28/2012			12,500			$171,750
	2/28/2012				30,000	$13.74	$163,434

David H. Chung		$74,795	$112,192
	8/13/2012			40,000			$732,400
	8/13/2012				50,000	$18.31	$365,230

Julie A. Brooks		$187,380	$281,070
	2/28/2012			12,500			$171,750
	2/28/2012				30,000	$13.74	$163,434

Lori M. Ciano		$135,000	$178,740
	3/26/2012				100,000	$14.87	$589,580

(1)	This column represents the number of RSUs granted to each executive during 2012 under the Company’s 2010 Equity Incentive Plan. One-fourth (1/4th) of the total number of RSUs vest on each anniversary of the Vesting Commencement Date, subject to such individual’s continued employment by the Company.
(2)	The vesting of the SARs and options granted in 2012 is included below in the Outstanding Equity Awards at 2012 Fiscal Year-End table.
(3)	Denotes the closing market price of a share of the Common Stock on the date of grant.
(4)	This amount represents the grant date fair value of RSUs, options and SARs granted in 2012, calculated in accordance with ASC 718. The Company provides information regarding the assumptions used to calculate the fair value of such RSUs, options and SARs in Note 13 to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2012.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table provides certain information with respect to outstanding equity awards (consisting of options, SARs and RSUs) held by NEOs as of December 31, 2012:

	Option Awards and Stock Appreciation Rights							Stock Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Awards That Have Not Vested(3)	Market Value of Awards That Have Not Vested
D. Keith Grossman	—		—	—		—	—	112,500	$2,362,500
	12/13/11	12/13/11	150,000	450,000	(1)	$12.83	12/13/21

Gregory E. Lichtwardt	—		—	—		—	—	19,000	$399,000
	11/17/03	11/17/03	150,000	—	(2)	$13.11	11/17/13
	11/30/04	11/30/04	60,000	—	(2)	$8.94	11/30/14
	02/10/06	02/10/06	30,000	—	(2)	$14.76	02/10/16
	02/10/06	02/10/06	10,000	—	(1)	$14.76	02/10/16
	03/02/07	03/02/07	48,000	—	(1)	$18.06	03/02/17
	02/21/08	02/21/08	84,789	—	(1)	$17.74	02/21/18
	02/26/09	02/24/09	62,291	2,709	(1)	$11.35	02/26/19
	02/25/10	02/25/10	31,875	13,125	(1)	$19.57	02/25/20
	03/14/11	03/14/11	15,312	19,688	(1)	$13.20	03/14/21
	02/28/12	02/28/12	6,250	23,750	(1)	$13.74	02/28/22

David H. Chung	—		—	—		—	—	40,000	$840,000
	08/13/12	08/13/12	—	50,000	(2)	$18.31	08/13/22

Julie A. Brooks	—		—	—		—	—	15,500	$325,500
	11/10/09	11/10/09	96,354	28,646	(1)	$17.10	11/10/19
	02/25/10	02/25/10	10,625	4,375	(1)	$19.57	02/25/20
	03/14/11	03/14/11	15,312	19,688	(1)	$13.20	03/14/21
	02/28/12	02/28/12	6,250	23,750	(1)	$13.74	02/28/22

Lori M. Ciano	03/26/12	03/26/12	18,750	81,250	(1)	$14.87	03/26/22	—	$—

(1)	These SARs vest and become exercisable (i) as to one eighth (1/8th) of the total number of shares subject thereto on the six-month anniversary of the Vesting Commencement Date, and (ii) as to one forty-eighth (1/48th) of the total number of shares subject thereto on each monthly anniversary of the Vesting Commencement Date thereafter, subject to such individual’s continued employment by the Company.
(2)	These stock options vest and become exercisable (i) as to one eighth (1/8th) of the total number of shares subject thereto on the six-month anniversary of the Vesting Commencement Date, and (ii) as to one forty-eighth (1/48th) of the total number of shares subject thereto on each monthly anniversary of the Vesting Commencement Date thereafter, subject to such individual’s continued employment by the Company.
(3)	One-fourth (1/4th) of the total number of RSUs vest on each anniversary of the Vesting Commencement Date, subject to such individual’s continued employment by the Company.

Option Exercises and Stock Vested in 2012

The following table shows all stock awards that vested and the value upon vesting by the NEOs during the fiscal year ended December 31, 2012:

	Stock Awards
Name	Number of Shares Acquired Upon Vesting	Value Realized on Vesting ($)(1)
D. Keith Grossman	37,500	$778,125
Gregory Lichtwardt	2,750	$38,703
David H. Chung	—	—
Julie A. Brooks	1,000	$14,290
Lori M. Ciano	—	—

(1)	Value realized on vesting calculated by multiplying the number of RSUs vesting times the closing trading price of the Common Stock on the date of vesting.

Employment Contracts, Terminations of Employment and Change in Control Agreements

In December 2011, the Company entered into an employment agreement with Mr. Grossman, its President and Chief Executive Officer, that provided for the following terms:

•	An annual base salary of $525,000 and an annual target bonus of up to 90% of base salary, payable in cash.

•	In the event of certain change in control transactions, the SARs and RSUs held by Mr. Grossman automatically accelerates with respect to 100% of the then-unvested shares subject thereto.

•

In the event of an involuntary termination of Mr. Grossman’s employment for other than due to cause or his resignation for good reason, in either case, within 74 days before and two years after a change in control transaction, Mr. Grossman will receive (i) a lump sum cash payment an amount equal to 250% (or 200% if the termination occurs after the third anniversary of his employment commencement date) of his annual base salary, (ii) an amount equal to 250% (or 200% if the termination occurs after the third anniversary of his employment commencement date) of his target bonus (assuming achievement of performance goals at 100% of target) in a lump sum cash payment and (iii) during the 30-month period (or 24-month period if the termination occurs after the third anniversary of his employment commencement date) following his termination, the Company shall continue to make available to Mr. Grossman and his covered dependents continued healthcare coverage pursuant to COBRA. Mr. Grossman must execute a release in favor of the Company to be eligible for severance.

The Company has entered into an amended change in control agreement with Ms. Tunstall, its chairman of the board. Ms. Tunstall’s amended and restated change in control agreement provides that, in the event of certain change in control transactions, each option or other equity award for the Company’s securities held by Ms. Tunstall shall become fully vested and immediately exercisable. In the event of an involuntary termination within two years after a change in control transaction, the agreement provides that Ms. Tunstall will receive (i) her salary paid according to the Company’s standard payroll procedure for a period of 18 months following termination, (ii) health and life insurance benefits for a period of 18 months following termination and (iii) reimbursement for additional health care premiums not already covered by clause (ii) with a total value not to exceed $15,000.

The Company has entered into amended change in control agreements with each of Mr. Lichtwardt, Mr. Chung, Ms. Brooks and Ms. Ciano. In each case, the agreement provides that, in the event of certain change in control transactions, each executive’s options and other equity awards will become vested as to 100% of the then-unvested shares subject to the option or other equity award. In the event of an involuntary termination within two years after the change in control transaction, the executive will receive (i) salary paid according to the Company’s standard payroll procedure for a period of 18 months following termination, (ii) health and life insurance benefits for a period of 18 months following termination, (iii) for a period of 18 months following termination, severance payments equal to 1/12 of the target annual bonus that such executive would have received for the fiscal year in which termination occurs (assuming all requisite performance objectives were met and bonuses are paid at 100%), (iv) all equity awards become fully vested and, as applicable, exercisable and (v) outplacement services not to exceed $15,000.

The following table quantifies the amount that would be payable to the Company’s chairman of the board and named executive officers, assuming that the involuntary termination of employment occurred within the applicable time period before or after a change in control. The amounts shown assume that the termination was effective as of December 31, 2012. Please see the Schedule 14D-9, Item 3 under the heading “Potential Payments Upon a Termination in Connection with a Change in Control” for an update of the potential payments to each of the Company’s chairman of the board and named executive officers in connection with the consummation of the Transactions based on an assumed termination effective date of May 3, 2013. The actual amounts that would be paid out upon such a termination can only be determined at the time of the individual’s separation from the Company and after the occurrence of a change in control.

Benefits and Payments Upon a Termination of Employment in Connection with a Change in Control	Kathryn Tunstall	Keith Grossman	Gregory Lichtwardt	David Chung	Julie Brooks	Lori Ciano
Salary, Severance payments and Retainers(1)	$262,500	$2,493,750	$835,200	$780,000	$749,520	$607,500
Health and Life Insurance Benefits(2)	$32,167	$74,473	$32,167	$13,788	$14,543	$13,788
Outplacement Services(3)	—	—	$15,000	$15,000	$15,000	$15,000
Stock Options—Unvested and Accelerated(4)	—	$3,676,500	$370,902	$134,500	$443,967	$498,063
Restricted Stock Units—Unvested and Accelerated(5)	$324,870	$2,362,500	$136,500	$840,000	$325,500	—

Totals	$619,537	$8,607,223	$1,389,769	$1,783,288	$1,548,530	$1,134,351

(1)	Amounts represent (i) a lump sum cash payment an amount equal to 250% of Mr. Grossman’s annual base salary and an amount equal to 250% of Mr. Grossman’s target bonus for the year of termination (assuming achievement of performance goals at 100% of target) in a lump sum cash payment, (ii) 18 months of base salary plus target bonus for Ms. Brooks and Ciano and Messrs. Chung and Lichtwardt and (iii) 18 months of base salary for Ms. Tunstall. Amounts are based on base salary and target bonus percentages, as applicable, as of December 31, 2012.
(2)	Amounts represent 30 months of continued health insurance for Mr. Grossman, 18 months of continued health insurance for Ms. Tunstall, Brooks and Ciano, and Messrs. Chung and Lichtwardt. Amounts are based on employee and Company contributions during 2012.
(3)	Represents the maximum amount to be paid by the Company for outplacement services.
(4)	The value of the unvested and accelerated stock options and SARs is the difference between the value of $21.00 per share, which is the closing trading price of the Common Stock on December 31, 2012, and the exercise price of the option or SARs, multiplied by the number of unvested shares as of December 31, 2012.
(5)	The value of the accelerated vesting of these RSUs are based on a price of $21.00 per share, which is the closing trading price of the Common Stock on December 31, 2012.

Mr. Grossman is entitled to full acceleration of his outstanding equity awards on a change in control irrespective of a termination of employment. The value of this accelerated vesting is $3,676,500 for stock options and $2,362,500 for RSUs, in each case, based on a price of $21.00 per share, which is the closing price of the Common Stock on December 31, 2012.

Executive Bonus Plan

On April 8, 2013, the Board of Directors approved the 2013 Conceptus Executive Bonus Plan (the “Executive Bonus Plan”) and established target awards, as a percentage of base salary, for the executives who are eligible to participate in the Executive Bonus Plan and payout formulas of such awards under the Executive Bonus Plan for 2013. Under the Executive Bonus Plan, certain executive officers of the Company (the “Executives”) are eligible to earn cash incentive awards based upon performance goals established by the Board of Directors and the Compensation Committee. The Executive Bonus Plan is intended to recognize and reward the Executives upon the achievement of goals that support, and are aligned with, the Company’s strategic goals.

For each Executive, the Board of Directors and the Compensation Committee established a target award equal to a specified percentage of such Executive’s base salary. The target awards range from 40% to 100% of base salary. The following table sets forth the target awards for 2013 for the named executive officers who are eligible to participate in the Executive Bonus Plan:

Named Executive Officer and Position	Target Award (% of Base Salary)
D. Keith Grossman, President and Chief Executive Officer	100%
Gregory E. Lichtwardt, Executive Vice President and Chief Financial Officer	60%
Julie A. Brooks, Executive Vice President, General Counsel, Secretary and Chief Compliance Officer	60%
Feridun Ozdil, Executive Vice President, Research & Development	50%

The amount that an Executive may actually receive under the Executive Bonus Plan with respect to any given year is based upon the extent to which the pre-established performance objectives have been achieved. Each Executive will receive a percentage of his or her total award opportunity corresponding to the percentage of each objective accomplished and the weight assigned to the objective. For each Executive, 48% of the target bonus is tied to the achievement of sales objectives under the Company’s sales plan, 32% of the target bonus is tied to the achievement of an adjusted EBITDA goal (earnings before income taxes depreciation, amortization and non-cash equity compensation, or “aEBITDA”) under the Company’s aEBITDA plan and 20% of the target bonus is tied to the achievement of individual performance-based objectives (“MBOs”).

MBOs are established at the start of the year for each Executive to ensure that individual priorities are aligned with the Company’s corporate goals. Evaluations of performance against the MBOs and Company objectives are made for the full year at the end of the year. Achievement of the MBOs by the Executives will be determined by the Board and the Compensation Committee, taking into account the chief executive officer’s recommendations with respect to MBO achievement for each Executive (other than the chief executive officer).

The Board of Directors and the Compensation Committee established a payout formula under the Executive Bonus Plan for 2013 with respect to the level of achievement attained for each of the sales plan and aEBITDA plan goals. No payout will occur unless at least 95% of each of the sales plan and the aEBITDA plan goals are achieved. If these goals are achieved within the 95% to 100% range, payouts of these components of the Executive Bonus Plan will range from 50% to 100%, depending on the level of achievement actually attained. Overachievement of the sales plan goal within the range of 101% to 108% achievement will result in a total payout of each Executive’s incentive award ranging from 106% to 150% of such Executive’s target award for 2013.

To be eligible to participate in the Executive Bonus Plan, an Executive must meet the following criteria:

•	regular, full-time employee status;

•	hired on or before September 30th of the current year;

•	not a participant in any other variable pay plan at the Company, including any sales commission plan;

•	employed by the Company as a regular, full-time executive officer of the Company subject to Section 16 of the Exchange Act on the day the bonus is paid; and

•	not on a performance improvement plan at the end of the year.

Generally, awards earned under the Executive Bonus Plan will be distributed within three months after the end of the year to which such awards relate.

COMPENSATION COMMITTEE REPORT

The following is a report of the Compensation Committee describing the compensation policies applicable to the Company’s named executive officers during the fiscal year ended December 31, 2012. The Compensation Committee is currently comprised of Messrs. Toni, Bishop and Wilson, all of whom the Board of Directors believes are independent directors.

Compensation Discussion and Analysis

The Compensation Committee has reviewed and discussed the Company’s Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission.

The Compensation Committee,

Robert V. Toni, Chair

John L. Bishop

Peter L. Wilson

ANNEX II

200 West Street | New York, New York 10282

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

April 28, 2013

Board of Directors

Conceptus, Inc.

331 E. Evelyn Avenue

Mountain View, CA 94941

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Bayer HealthCare LLC (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of Conceptus, Inc. (the “Company”) of the $31.00 per Share in cash to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of April 28, 2013 (the “Agreement”), by and among Parent, Evelyn Acquisition Company, a wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $31.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Parent or its subsidiaries and Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive $31.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as placement agent with respect to a private placement of the Company’s 5.00% Convertible Senior Notes due 2031 (aggregate principal amount $50,040,000) in December 2011. We also have provided certain investment banking services to Parent and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including acting as a lender with respect to Bayer AG’s €3,500,000,000 revolving credit facility since March 2011. We may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

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Board of Directors

Conceptus, Inc.

April 28, 2013

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2012; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company prepared by its management, including the management base case forecast (the “Management Forecast”) that was approved for our use by the Company; and certain internal analyses prepared by the management of the Company and approved for our use by the Company relating to the net operating losses of the Company, as well as related savings therefrom (the “Tax Analyses”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Management Forecast and the Tax Analyses have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $31.00 per Share in cash to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $31.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any

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Board of Directors

Conceptus, Inc.

April 28, 2013

holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $31.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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